As submitted confidentially to the Securities and Exchange Commission on August 15, 2017

as Amendment No. 2 to the Confidential Submission dated June 23, 2017.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DECIPHERA PHARMACEUTICALS, LLC

to be converted as described herein to a corporation named

DECIPHERA PHARMACEUTICALS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2834	20-0299725
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

500 Totten Pond Road

Waltham, MA 02451

(781) 209-6400

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Michael D. Taylor, Ph.D.

President & Chief Executive Officer

Deciphera Pharmaceuticals, LLC

500 Totten Pond Road

Waltham, MA 02451

(781) 209-6400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Richard A. Hoffman, Esq. Edwin M. O’Connor, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000	Richard D. Truesdell, Jr., Esq. Marcel R. Fausten, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York (212) 450-4000

Approximate date of commencement of the proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $0.01 par value per share	$	$

(1)	Includes additional shares of common stock that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

We currently operate as Deciphera Pharmaceuticals, LLC, or the LLC entity. The LLC entity is a Delaware limited liability company. We recently formed Deciphera Pharmaceuticals, Inc., a Delaware corporation, or the Corporation, as a stand-alone entity. Prior to the completion of this offering, the Corporation will create certain subsidiaries, referred to as MergerSubs, which will be wholly owned subsidiaries of the Corporation. Immediately prior to the completion of this offering, certain MergerSubs will merge with certain blocker entities which own equity interests in the LLC entity, with the blocker entities being the surviving entities. As part of these mergers, the owners of the blocker entities will exchange their equity interests in such blocker entities for shares of the Corporation. Immediately following these mergers, the surviving blocker entities will merge with and into certain newly formed limited liability companies that are wholly owned directly by the Corporation, with the limited liability companies being the surviving entities, referred to as Blocker LLCs. Thereafter, the LLC entity will merge with a separate MergerSub, with the LLC entity surviving. As part of this merger, the shareholders of the LLC entity, other than the Blocker LLCs, will exchange their shares of the LLC entity for shares of the Corporation on a one-for-one basis. As a result of these transactions, Deciphera Pharmaceuticals, LLC will become a wholly owned subsidiary of Deciphera Pharmaceuticals, Inc. We refer to these transactions throughout the prospectus included in this registration statement collectively as the “Conversion.” See “Conversion” for further detail regarding these transactions. On the effective date of the Conversion, the members of the board of directors of the LLC entity will become the members of the board of directors of the Corporation and the officers of the LLC entity will become the officers of the Corporation. Shares of the common stock of the Corporation are being offered by the prospectus included in this registration statement.

All pro forma and pro forma as adjusted share amounts in this registration statement assume an exchange ratio of one preferred share of Deciphera Pharmaceuticals, LLC to one share of common stock of Deciphera Pharmaceuticals, Inc. This conversion ratio will be adjusted when the price range for this offering, as set forth on the cover page of the prospectus included in this registration statement, is determined.

For financial reporting purposes, Deciphera Pharmaceuticals, LLC will be the predecessor of the issuer, Deciphera Pharmaceuticals, Inc. Deciphera Pharmaceuticals, Inc. will be the financial reporting entity following this offering. Accordingly, this registration statement contains the following historical financial statements:

•	Deciphera Pharmaceuticals, Inc. Other than the inception balance sheet as of August 1, 2017, the historical financial information of Deciphera Pharmaceuticals, Inc. has not been included in this registration statement as it is a newly incorporated entity, has no business transactions or activities to date and had no assets or liabilities during the periods presented in this registration statement.

•	Deciphera Pharmaceuticals, LLC. As Deciphera Pharmaceuticals, Inc. will have no other interest in any operations other than those of Deciphera Pharmaceuticals, LLC, the historical financial information included in this registration statement is that of Deciphera Pharmaceuticals, LLC.

Except where the context otherwise requires or where otherwise indicated, the terms “Deciphera,” “we,” “us,” “our,” “our company,” “the company,” and “our business” refer, prior to the Conversion, to Deciphera Pharmaceuticals, LLC and, after the Conversion, to Deciphera Pharmaceuticals, Inc. and its consolidated subsidiaries.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2017

PRELIMINARY PROSPECTUS

            Shares

Common Stock

$        per share

This is the initial public offering of our common stock. We are selling                  shares of our common stock. We currently expect the initial public offering price to be between $            and $            per share of common stock.

Prior to this offering, there has been no market for our common stock. We have applied to list our common stock on The NASDAQ Global Market under the symbol “DCPH.”

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, have elected to comply with certain reduced public company reporting requirements and may elect to comply with reduced reporting requirements in future filings.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds to Deciphera Pharmaceuticals, Inc. (before expenses)	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than                  shares of our common stock, the underwriters have an option to purchase up to an additional                  shares of common stock from us at the initial offering price less the underwriting discounts and commissions.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2017.

J.P. Morgan	Piper Jaffray

JMP Securities

Nomura

We are responsible for the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with any other information other than in this prospectus, and we take no responsibility for, and the underwriters have not taken responsibility for, any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

Through and including                     , 2017 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that

i

purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should read the entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes.

Immediately prior to the completion of this offering, we will complete a series of transactions pursuant to which Deciphera Pharmaceuticals, LLC will become a wholly owned subsidiary of Deciphera Pharmaceuticals, Inc., a newly formed Delaware corporation. See “Conversion.” Except where the context otherwise requires or where otherwise indicated, the terms “Deciphera,” “we,” “us,” “our,” “our company,” “the company,” and “our business” refer, prior to the Conversion discussed below, to Deciphera Pharmaceuticals, LLC and, after the Conversion, to Deciphera Pharmaceuticals, Inc. and its consolidated subsidiaries.

Deciphera Pharmaceuticals Overview

We are a clinical-stage biopharmaceutical company developing new drugs to improve the lives of cancer patients by addressing key mechanisms of drug resistance that limit the rate and durability of response of many cancer therapies. Our targeted, small molecule drug candidates, designed using our proprietary kinase switch control inhibitor platform, inhibit the activation of kinases, an important family of enzymes, that, when mutated or over expressed, are known to be directly involved in the growth and spread of many cancers. We have built a diverse pipeline of wholly owned, orally administered drug candidates that include three clinical-stage and two research-stage programs. We have designed our lead drug candidate DCC-2618 to inhibit the full spectrum of mutant or amplified KIT and PDGFRα kinases that drive cancers such as gastrointestinal stromal tumors, or GIST. We are studying DCC-2618 in an ongoing Phase 1 trial in patients with advanced malignancies. We presented results from the dose escalation stage of this Phase 1 trial in June 2017 at the 2017 American Society of Clinical Oncology Annual Meeting, or the 2017 ASCO Meeting, that demonstrate clinical proof-of-concept at well tolerated doses in 38 heavily pre-treated patients with KIT- or PDGFRα-driven GIST. As presented at the 2017 ASCO Meeting, in GIST patients shown to harbor a broad range of KIT and PDGFRα mutations who received at least 100 mg of DCC-2618 daily, we observed a disease control rate, or DCR, of 85% at eight weeks in 27 patients, 78% at 12 weeks in 23 patients and 60% at 24 weeks in 15 patients. We are also developing two other clinical-stage, small molecule drug candidates, DCC-3014 and rebastinib, as immuno-oncology kinase, or immunokinase, switch control inhibitors targeting colony stimulating factor receptor 1, or CSF1R, and the TIE2 kinase, respectively. We currently retain global development and commercialization rights to our drug candidates, including the lead programs summarized in the following figure:

Kinases play an integral role in regulating cellular functions and the communication of cells with their environments. When dysregulated, kinases contribute to the development and progression of diseases including cancer and inflammatory and autoimmune diseases. Since the first U.S. Food and Drug Administration, or FDA, approval of the kinase inhibitor imatinib in 2001, kinase inhibitors have become an important class of therapeutics with 34 kinase inhibitors approved in the United States. Kinase inhibitors represented approximately $20 billion in 2016 worldwide pharmaceutical sales. Despite the success of kinase inhibitors as a drug class, the therapeutic potential of individual kinase inhibitors has been limited by the development of drug resistance and by poor potency and selectivity profiles that lead to off-target toxicities or diminished efficacy. In addition, currently approved kinase inhibitors target fewer than 10% of the over 500 known human kinases. We believe there is a substantial opportunity to develop novel kinase inhibitor therapies. Inhibitors of one class of kinases, the immunokinases, may represent a particularly promising approach to target key mechanisms of tumor immunotolerance that limit effectiveness of other immuno-oncology, or I/O, therapies.

Our proprietary kinase switch control inhibitor platform combines our deep insight into the biology of kinases with our library of drug-like compounds that we specifically designed to interact with a specific region of the kinase called the switch pocket. The transformation of a kinase from a switched-off, or inactivated, state to a switched-on, or activated, state is dependent upon the interaction of one region of the kinase called the activation switch with another region called the switch pocket. The interaction between the activation switch and the switch pocket is a common mechanism among all kinases; however, the molecular structure of the activation switch and the switch pocket varies among kinases allowing for the rational design of molecules that inhibit a specific kinase or kinases. Our drug candidates directly target the conformation-controlling switch that kinases rely on for activation and prevent the kinase from switching on. We are leveraging our platform to develop a pipeline of highly selective, potent small molecule drug candidates that directly inhibit activation of kinases implicated in the growth and spread of cancers. We believe our proprietary kinase switch control inhibitor platform offers the following benefits relative to other kinase inhibitors in clinical trials and on the market:

•	Broader activity against target kinase or kinases. By directly targeting the switch pocket, we believe we can design inhibitors that will be more broadly active against the target kinase, covering both wild-type, or non-mutant, and many or all mutant or amplified forms, or spectrum-selective against several chosen kinases.

•	Engineered profile to improve selectivity. Traditional kinase inhibitors may cause off-target toxicities because of their activity across many kinases beyond the targeted kinase, limiting the dose and consequently target inhibition. We believe the rational design of our drug candidates may yield a highly selective profile while minimizing off-target toxicity.

•	Higher and more durable rates of response. Our drug candidates are resilient to gain-of-function and drug resistance mutations, which we believe will contribute to higher and more durable rates of response compared to other kinase inhibitors. We believe that any mutations that occur in the switch pocket region which would diminish the activity of our drug candidates are likely to create a weakly activated or inactive kinase.

•	Superior binding. Our drug candidates are designed to bind more durably than other kinase inhibitors, allowing them to occupy the switch pocket more persistently, producing more prolonged kinase inhibition.

While we believe that our proprietary kinase switch control inhibitor platform offers the above benefits, there are several limitations to developing small molecule drug candidates that include:

•	the inability to control inhibition of certain kinases that interfere with access to the switch pocket, including cyclin dependent kinases and specific kinases in the MAPK family (MEK and ERK), which constitute less than 10% of the over 500 known human kinases; and

•	limitations on the number of molecules that can be screened because the laboratory assays we use to identify kinase switch control inhibitors do not generally support high-throughput screening.

We have assembled a management team with extensive experience in the discovery, development, and commercialization of cancer therapeutics, including in senior roles at leading pharmaceutical companies. We are supported by our board of directors and scientific advisory board, who contribute their deep understanding of drug discovery and development as well as expertise in building public companies and business development. Our key investors include Brightstar Associates and Biochenomix and funds managed by New Leaf Venture Partners, Redmile Group, Sphera Global Healthcare, SV Health Investors and Viking Global Investors. We believe that our team is ideally positioned to leverage our highly differentiated platform to develop and commercialize advanced kinase inhibitors that will have significant benefit for cancer patients.

Our Drug Candidates

DCC-2618: A pan-KIT and pan-PDGFRα Inhibitor

We are developing our lead drug candidate DCC-2618, an orally administered switch control inhibitor, for the treatment of GIST, advanced systemic mastocytosis, or ASM, gliomas, including glioblastoma multiforme, or GBM, and other solid tumors driven by KIT or PDGFRα where significant unmet medical need exists despite currently available therapies. While approved kinase inhibitor drugs control certain initiating and drug resistance-causing mutations in KIT and PDGFRα, the kinases that drive disease progression in most GIST patients, these approved drugs fail to inhibit all known mutations. DCC-2618 was specifically designed to improve the treatment of GIST patients by inhibiting the full spectrum of mutations in KIT and PDGFRα. DCC-2618 is a pan-KIT and pan-PDGFRα inhibitor that blocks initiating and drug resistance causing KIT mutations known to be present in GIST patients and the primary mutation that occurs in ASM patients. DCC-2618 similarly inhibits the primary initiating PDGFRα mutation and also inhibits wild-type PDGFRα that is subject to amplification in cancers such as gliomas, including GBM.

We are studying DCC-2618 in an ongoing Phase 1 trial in patients with advanced malignancies. As presented at the 2017 ASCO Meeting, in the dose escalation stage of this trial, we observed in GIST patients known to harbor a broad range of KIT and PDGFRα mutations who received at least 100 mg of DCC-2618 daily a DCR of 85% at eight weeks in 27 patients, 78% at 12 weeks in 23 patients and 60% at 24 weeks in 15 patients. Disease control includes stable disease, partial responses and complete responses measured by computerized tomography, or CT scan, or magnetic resonance imaging, or MRI scan, and assessed by Response Evaluation Criteria in Solid Tumors, or RECIST. DCR is the proportion of treated patients that exhibit disease control at a point in time. The DCRs described above at eight, 12 and 24 weeks are based on investigator assessment of tumor response in a limited number of patients and may not be predictive of or consistent with the results of later trials.

We are opening expansion cohorts in our Phase 1 trial to study DCC-2618 in patients with different stages of GIST as well as in patients with ASM, gliomas, including GBM, and other solid tumors driven by KIT or PDGFRα. We expect to report initial data from these expansion cohorts in 2018. We expect to initiate enrollment in a pivotal Phase 3 trial in fourth-line GIST, where there are currently no approved therapies, in the first half of 2018 and a second pivotal Phase 3 trial in second-line GIST comparing DCC-2618 to sunitinib in the second half of 2018. Initiation of such Phase 3 trials is subject to data from our ongoing Phase 1 trial and timely submission of certain toxicology reports.

We believe the results from the Phase 1 trial of our lead drug candidate DCC-2618 provide strong evidence of the power of our proprietary kinase switch control inhibitor platform. Patients enrolled in this trial have advanced malignancies and generally have been treated previously with a series of three or more kinase inhibitors. While the kinase inhibitors these patients have been treated with target some clinically relevant initiating, or primary, mutations in KIT and PDGFRα and drug resistance-causing, or secondary, mutations in KIT, they fail to inhibit all primary and secondary mutations in these kinases involved in GIST. As a result, most patients treated with these kinase inhibitors eventually suffer from disease progression. We designed DCC-2618 to improve the treatment of GIST patients by inhibiting the known spectrum of mutations in KIT and PDGFRα.

DCC-3014 and Rebastinib: Immunokinase Inhibitors

In addition to DCC-2618, we have developed two other clinical stage drug candidates using our platform, DCC-3014 and rebastinib. These drug candidates target immunokinases involved in the suppression of the immune response to tumors. DCC-3014 is a potent and highly selective inhibitor of CSF1R, a kinase that controls the survival and function of certain immunosuppressive tumor associated macrophages, or TAMs. In February 2017, we initiated a Phase 1 dose escalation trial of DCC-3014 in up to 55 patients with advanced malignancies, including solid or hematologic malignancies where CSF1R is known or suspected to contribute to the growth or spread of tumors. We expect to report data from this Phase 1 trial in the second half of 2018. We also plan to explore DCC-3014 in combination with other I/O therapies.

Rebastinib is an orally administered and highly potent and selective inhibitor of TIE2, which plays an important role in regulating tumor angiogenesis, invasiveness, metastasis and immunotolerance. We plan to investigate rebastinib in combination with chemotherapy and checkpoint inhibitors. Rebastinib is currently in an investigator-sponsored Phase 1b combination trial with paclitaxel or eribulin in patients with advanced breast cancer.

We intend to leverage our proprietary kinase switch control inhibitor platform to advance additional drug candidates into clinical development. Our discovery programs are focused on novel immunokinases, kinases critical to autophagy and cancer cell metabolism, and kinases known to selectively drive cancer cell growth and survival. We are advancing the preclinical development of additional programs and expect to initiate IND-enabling preclinical studies in one of these programs in 2018.

Our Strategy

Our objective is to develop and commercialize innovative drugs that address the serious unmet medical needs of cancer patients caused by key mechanisms of drug resistance or immunotolerance. The principal components of our strategy include:

•	Rapidly develop and commercialize our lead drug candidate, DCC-2618, in fourth-line GIST;

•	Expand the market opportunity for DCC-2618 by pursuing development in second-line GIST, ASM, gliomas, including GBM, and other solid tumors driven by KIT or PDGFRα;

•	Develop our immunokinase inhibitors, DCC-3014 and rebastinib, as combination therapies;

•	Expand the application of our proprietary kinase switch control inhibitor platform to advance additional drug candidates into clinical development;

•	Evaluate strategic opportunities to accelerate development timelines and maximize the commercial potential of our drug candidates; and

•	Establish capabilities to effectively commercialize our drug candidates in the United States.

Risks Associated with Our Business

Our ability to execute on our business strategy is subject to a number of risks, which are discussed more fully in the section of this prospectus entitled “Risk Factors.” You should carefully consider these risks before making an investment in our common stock. These risks include, among others, the following:

•	We have incurred significant operating losses since our inception and have not generated any revenue from product sales. We expect to incur continued losses for the foreseeable future and may never achieve or maintain profitability.

•	We will require substantial additional funding. If we are unable to raise capital when needed, or on attractive terms, we could be forced to delay, reduce or eliminate our research or drug development programs or any future commercialization efforts.

•	We have a limited operating history, have not successfully completed late-stage clinical trials for any drug candidate, have not generated revenue from product sales or profits and do not expect to generate revenue or profits for the foreseeable future. We may never obtain approval for any of our drug candidates or achieve or sustain profitability.

•	We are early in our development efforts and our drug candidates are only in Phase 1 clinical trials. All of our drug candidates target inhibition of the activation switch in kinases. If we are unable to commercialize our drug candidates or experience significant delays in doing so, our business will be materially harmed.

•	Clinical drug development involves a lengthy and expensive process. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of DCC-2618 and our other drug candidates.

•	If we experience delays or difficulties in the enrollment of patients in clinical trials, including in our Phase 3 clinical trials of DCC-2618, our receipt of necessary marketing approvals could be delayed or prevented.

•	The incidence and prevalence for target patient populations of our drug candidates have not been established with precision. If the market opportunities for our drug candidates are smaller than we estimate or if any approval that we obtain is based on a narrower definition of the patient population, our revenue potential and ability to achieve profitability will be adversely affected.

•	We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

•	We may enter into collaborations with third parties for the development and commercialization of our drug candidates. If those collaborations are not successful, we may not be able to capitalize on the market potential of these drug candidates.

•	Manufacturing pharmaceutical products is complex and subject to product loss for a variety of reasons. We contract with third parties for the manufacture of our drug candidates for preclinical testing and clinical trials and expect to continue to do so for commercialization. This reliance on third parties increases the risk that we will not have sufficient quantities of our drug candidates or products or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

•	If we are unable to obtain and maintain sufficient patent protection for our drug candidates, or if the scope of the patent protection is not sufficiently broad, third parties, including our competitors, could develop and commercialize products similar or identical to ours, and our ability to commercialize our drug candidates successfully may be adversely affected.

Corporate Information

Immediately prior to the completion of this offering, we will complete a series of transactions pursuant to which Deciphera Pharmaceuticals, LLC will become a wholly owned subsidiary of Deciphera Pharmaceuticals, Inc., a newly formed Delaware corporation. See “Conversion” and “Description of Capital Stock” for additional information, including a description of the terms of our capital stock following the Conversion and the terms of our amended and restated certificate of incorporation and bylaws that will be in effect upon the completion of this offering.

Our principal executive offices are located at 500 Totten Pond Road, Waltham, MA 02451, and our telephone number is (781) 209-6400. Our corporate website address is www.deciphera.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion of revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure and other requirements that are applicable to other public companies that are not emerging growth companies. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

THE OFFERING

Common stock we are offering	shares

Common stock outstanding after giving effect to this offering	shares

Underwriters’ option to purchase additional shares	shares

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million, based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

•	approximately $ million to fund clinical trials for DCC-2618, including the dose escalation and expansion stages of our current Phase 1 clinical trial and additional clinical trials, including a pivotal clinical trial in fourth-line GIST, as well as clinical research outsourcing and manufacturing of clinical trial material;

•	approximately $ million to fund clinical trials for DCC-3014, including the dose escalation stage of our Phase 1 clinical trial, as well as clinical research outsourcing and manufacturing of clinical trial material;

•	approximately $ million to fund clinical trials for rebastinib, as well as clinical research outsourcing and manufacturing of clinical trial material;

•	approximately $ million to fund the new and ongoing research activities for future drug candidates using our proprietary kinase switch control inhibitor platform; and

•	the remainder for working capital purposes, including general operating expenses.

See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” beginning on page 11 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed NASDAQ Global Market symbol	“DCPH”

The number of shares of our common stock to be outstanding after this offering assumes the Conversion takes place immediately prior to the completion of this offering (see “Conversion”) and is based on 4,323,044 shares of our common stock outstanding as of July 31, 2017, which assumes the exchange of all outstanding preferred shares of Deciphera Pharmaceuticals, LLC for an aggregate of 4,323,044 shares of common stock of Deciphera Pharmaceuticals, Inc. immediately prior to the completion of this offering.

The number of shares of our common stock to be outstanding immediately following the completion of this offering excludes:

•	601,556 shares of our common stock issuable upon the exercise of options outstanding as of July 31, 2017 under our 2015 Equity Incentive Plan, at a weighted average exercise price of $17.55 per share;

•	120,428 shares of our common stock issuable upon the exercise of share appreciation rights outstanding as of July 31, 2017 under our 2015 Equity Incentive Plan, at a weighted average price of $25.16 per share;

•	40,906 of our common shares available for future issuance under our 2015 Equity Incentive Plan as of July 31, 2017;

•	shares of our common stock reserved for issuance under our 2017 Stock Option and Incentive Plan, which will become effective upon the completion of this offering, as well as any future increases in the number of shares of our common stock reserved for issuance under our 2017 Stock Option and Incentive Plan; and

•	shares of our common stock reserved for issuance under our 2017 Employee Stock Purchase Plan, which will become effective upon completion of this offering, as well as any future increases in the number of shares of our common stock reserved for issuance under our 2017 Employee Stock Purchase Plan.

In this prospectus, unless otherwise indicated or the context otherwise requires, the number of shares of common stock outstanding and the other information based thereon reflects and assumes:

•	no exercise of the outstanding options and equity incentive awards described above;

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock from us;

•	the Conversion, including the exchange of all outstanding series A, series B and series C preferred shares of Deciphera Pharmaceuticals, LLC for an aggregate of 4,323,044 shares of common stock of Deciphera Pharmaceuticals, Inc. immediately prior to the completion of this offering; and

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur upon the completion of this offering.

SUMMARY FINANCIAL DATA

The following information is presented for Deciphera Pharmaceuticals, LLC, which will become a wholly owned subsidiary of Deciphera Pharmaceuticals, Inc., the entity whose shares are being offered hereby. You should read the following summary financial data together with our financial statements and the related notes appearing at the end of this prospectus and the “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. We have derived the statement of operations data for the years ended December 31, 2015 and 2016 from our audited financial statements appearing at the end of this prospectus. We have derived the statement of operations data for the six months ended June 30, 2016 and 2017 and the balance sheet data as of June 30, 2017 from our unaudited interim financial statements appearing at the end of this prospectus. The unaudited interim financial statements have been prepared on the same basis as the audited financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the financial information included in those unaudited interim financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results for the six months ended June 30, 2017 are not necessarily indicative of results to be expected for the full year or any other period.

	Year Ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenue	$—	$—	$—	$—

Operating expenses:
Research and development	12,475	20,163	8,909	14,105
General and administrative	5,135	5,675	2,328	4,311

Total operating expenses	17,610	25,838	11,237	18,416

Loss from operations	(17,610)	(25,838)	(11,237)	(18,416)

Other income (expense):
Interest expense	(2,209)	(106)	(55)	(49)
Other income, net	3	4	8	131

Total other income (expense), net	(2,206)	(102)	(47)	82

Net loss	$(19,816)	$(25,940)	$(11,284)	$(18,334)

Net loss attributable to Series A convertible preferred shareholders—basic and diluted(1)	$(19,816)	$(25,940)	$(11,284)	$(18,334)

Net loss per share attributable to Series A convertible preferred shareholders—basic and diluted(1)	$(26.37)	$(12.61)	$(5.48)	$(8.91)

Weighted average Series A convertible preferred shares outstanding—basic and diluted(1)	751,451	2,057,750	2,057,750	2,057,750

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)(2)		$(8.18)		$(4.96)

Pro forma weighted average common shares outstanding—basic and diluted (unaudited)(2)		3,171,718		3,698,907

(1)

We did not have any common shares outstanding during the years ended December 31, 2015 and 2016 or during the six months ended June 30, 2016 and 2017. Net loss attributable to Series A convertible preferred shareholders and basic and diluted net loss per share attributable to Series A convertible preferred shareholders have been presented in our statements of operations and comprehensive loss for the years ended December 31, 2015 and 2016 and the six months ended June 30, 2016 and 2017 because series A preferred shares represent the most subordinated share class outstanding during those periods. See Note 10 to our financial statements appearing at the end of this prospectus for further details on the calculation of basic and diluted net loss per share attributable to Series A convertible preferred shareholders.
(2)	Immediately prior to the completion of this offering, we will complete a series of transactions pursuant to which Deciphera Pharmaceuticals, LLC will become a wholly owned subsidiary of Deciphera Pharmaceuticals, Inc., a newly formed Delaware corporation. As part of the transactions, shareholders of Deciphera Pharmaceuticals, LLC will exchange their shares of Deciphera Pharmaceuticals, LLC for shares of Deciphera Pharmaceuticals, Inc. on a one-for-one basis. These transactions are collectively referred to as the Conversion. See the section of this prospectus titled “Conversion.” The unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2016 and the six months ended June 30, 2017 have been prepared to give effect to the exchange of all outstanding preferred shares of Deciphera Pharmaceuticals, LLC for shares of common stock of Deciphera Pharmaceuticals, Inc. upon the Conversion as if the Conversion had occurred on the later of January 1, 2016 or the issuance date of the preferred shares. See Note 10 to our financial statements appearing at the end of this prospectus for further details on the calculation of pro forma basic and diluted net loss per share attributable to common stockholders.

	At June 30, 2017
	Actual	Pro Forma(2)	Pro Forma As Adjusted(3)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$93,992	$93,992
Working capital(1)	86,370	86,370
Total assets	97,060	97,060
Notes payable to related party, including current portion	1,575	1,575
Convertible preferred shares	244,538	—
Total (members’ deficit)/stockholders’ equity	(157,084)	87,454

(1)	We define working capital as current assets less current liabilities.
(2)	The pro forma balance sheet data give effect to the Conversion, including the exchange of all outstanding preferred shares of Deciphera Pharmaceuticals, LLC for an aggregate of 4,323,044 shares of common stock of Deciphera Pharmaceuticals, Inc. immediately prior to the completion of this offering.
(3)	The pro forma as adjusted balance sheet data give further effect to our issuance and sale of shares of our common stock offered in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $          million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $         million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of the following risks actually occur, our business, prospects, operating results and financial condition could suffer materially. In such event, the trading price of our common stock could decline and you might lose all or part of your investment.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant operating losses since our inception and have not generated any revenue from product sales. We expect to incur continued losses for the foreseeable future and may never achieve or maintain profitability.

Investment in pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We are a clinical-stage biopharmaceutical company that was formed and commenced operations in 2003. We have no approved products for commercial sale and have not generated any revenue from product sales to date. We continue to incur significant research and development and other expenses related to our ongoing operations. As a result, we have never been profitable and have incurred losses in each year since inception. For the years ended December 31, 2015 and 2016 and the six months ended June 30, 2017, we reported a net loss of $19.8 million, $25.9 million and $18.3 million, respectively. As of June 30, 2017, we had an accumulated deficit of $163.9 million.

Since our inception, we have focused substantially all of our efforts and financial resources on developing our proprietary compound library, and the preclinical and clinical development of our drug candidates, DCC-2618, DCC-3014, rebastinib and our former drug candidate, which was discontinued and which we no longer plan to develop. To date, we have funded our operations primarily with proceeds from the sales of preferred shares, proceeds from the issuance of convertible notes, payments received under a concluded collaboration agreement, borrowings under a construction loan and research and development grants from the Kansas Bioscience Authority, or KBA. From our inception through June 30, 2017, we received an aggregate of $263.4 million in net proceeds from such transactions. As of June 30, 2017, our cash and cash equivalents were $94.0 million.

We expect to incur increasing levels of operating losses over the next several years and for the foreseeable future, particularly as we advance our drug candidates. Our prior losses, combined with expected future losses, have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital. We expect our research and development expenses to significantly increase in connection with our additional clinical trials for DCC-2618, DCC-3014 and rebastinib, and development of any other future drug candidates we may choose to pursue. In addition, if we obtain marketing approval for DCC-2618, or any of our other drug candidates, we will incur significant sales, marketing and outsourced manufacturing expenses. Once we are a public company, we will incur additional costs associated with operating as a public company. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all. Even if we do become profitable, we may not be able to sustain or increase our profitability on a quarterly or annual basis.

Our ability to become profitable depends upon our ability to generate revenue. To date, we have not generated any revenue from our drug candidates, and we do not know when, or if, we will generate any revenue. We do not expect to generate significant revenue unless and until we obtain marketing approval for, and begin to sell, DCC-2618, or our other drug candidates. Our ability to generate revenue depends on a number of factors, including, but not limited to, our ability to:

•	initiate and successfully complete our Phase 3 clinical trials of DCC-2618 for the treatment of gastrointestinal stromal tumors, or GIST;

•	initiate and successfully complete other later-stage clinical trials that meet their clinical endpoints;

•	initiate and successfully complete all safety studies required to obtain U.S. and foreign marketing approval for DCC-2618 as a treatment for GIST or other indications;

•	subject to obtaining favorable results from our Phase 3 trials, applying for and obtaining marketing approval for DCC-2618;

•	successfully manufacture or contract with others to manufacture DCC-2618 and our other our drug candidates;

•	commercialize DCC-2618, if approved, by building a sales force or entering into collaborations with third parties;

•	obtain, maintain, protect and defend our intellectual property portfolio; and

•	achieve market acceptance of DCC-2618 in the medical community and with third-party payors.

To become and remain profitable, we must succeed in developing, and eventually commercializing, products that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing preclinical testing and clinical trials for our drug candidates, discovering additional drug candidates, establishing arrangements with third parties for the manufacture of clinical supplies of our drug candidates, obtaining marketing approval for our drug candidates and manufacturing, marketing and selling any products for which we may obtain marketing approval. We are only in the preliminary stages of most of these activities. We may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to achieve profitability.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses we will incur or when, or if, we will be able to achieve profitability. If we are required by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, or other regulatory authorities to perform studies in addition to those currently expected, or if there are any delays in establishing appropriate manufacturing arrangements for, or in completing our clinical trials for, or the development of any of our drug candidates, our expenses could increase materially.

Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would cause significant harm to our financial position, adversely impact our stock price and impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product offerings or even continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We will require substantial additional funding. If we are unable to raise capital when needed, or on attractive terms, we could be forced to delay, reduce or eliminate our research or drug development programs or any future commercialization efforts.

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance our drug candidates, DCC-2618, DCC-3014 and rebastinib, and seek to identify lead drug candidates in our discovery programs. We expect increased expenses as we continue our research and development and initiate additional clinical trials, and establish arrangements with third parties for the manufacture of clinical supplies of and seek marketing approval for, our lead program and our other drug candidates. In addition, if we obtain marketing approval for any of our drug candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company.

Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed, or on attractive terms, we could be forced to delay, reduce or eliminate our research or drug development programs or any future commercialization efforts.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses, capital expenditure requirements and debt service payments through                      . We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

Our future capital requirements will depend on many factors, including:

•	the scope, progress, costs and results of our clinical trials of DCC-2618;

•	the scope, progress, costs and results of drug discovery, preclinical development and clinical trials for our other drug candidates;

•	the number and development requirements of other drug candidates that we pursue, including ones we may acquire from third parties;

•	the costs and timing of arrangements with third parties for the manufacture of clinical supplies of DCC-2618 and our other drug candidates;

•	the costs, timing and outcome of regulatory review of DCC-2618 and our other drug candidates;

•	the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for DCC-2618 and any of our other drug candidates for which we obtain marketing approval;

•	the revenue, if any, received from commercial sales of DCC-2618 and our other drug candidates for which we obtain marketing approval;

•	the costs and timing of preparing, filing and prosecuting any patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;

•	our ability to establish collaboration arrangements with other biotechnology or pharmaceutical companies on favorable terms, if at all, for the development or commercialization of our drug candidates; and

•	the extent to which we acquire or in-license other drug candidates, technologies and associated intellectual property rights.

Identifying potential drug candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our drug candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to obtain substantial additional funds to achieve our business objectives. Adequate additional funds may not be available to us on acceptable terms, or at all.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or drug candidates.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. We do not currently have any committed external source of funds. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or drug candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our research, product development or future commercialization efforts or grant rights to develop and market drug candidates that we would otherwise prefer to develop and market ourselves.

We have a limited operating history, have not successfully completed late-stage clinical trials for any drug candidate, have not generated revenue from product sales or profits and do not expect to generate revenue or profits for the foreseeable future. We may never obtain approval for any of our drug candidates or achieve or sustain profitability.

We commenced operations in 2003. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, conducting research and development, filing patents, identifying potential drug candidates, including five clinical candidates, undertaking preclinical studies, initiating and conducting clinical trials and establishing arrangements with third parties for the manufacture of initial quantities of our drug candidates. We have not yet demonstrated our ability to successfully complete any Phase 2 or Phase 3 clinical trials, obtain marketing approvals, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales, marketing and distribution activities necessary for successful product commercialization, and we have not generated revenue from product sales or profit from our operations. Consequently, we may never achieve or sustain profitability and any predictions you make about our future success or viability may not be as accurate as they could be if we had an operating history with these activities.

In addition, as a growing business entering into new stages of pharmaceutical development, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities. There can be no assurance that we will be successful in such a transition.

Risks Related to the Discovery and Development of Our Drug Candidates

We are early in our development efforts and our drug candidates are only in Phase 1 clinical trials. All of our drug candidates target inhibition of the activation switch in kinases. If we are unable to commercialize our drug candidates or experience significant delays in doing so, our business will be materially harmed.

We currently have no products that are approved for sale and have discontinued one of our programs, which we no longer plan to develop. We are early in our development efforts and our three drug candidates are all in Phase 1 clinical trials. All of our drug candidates target inhibition of the activation switch in kinases. There are no currently approved kinase switch control inhibitors and there can be no assurance that kinase switch control inhibitors will ever receive regulatory approval. Our discontinued drug candidate was also based on inhibition of the activation switch in kinases. Its development was discontinued due to strategic and competitive reasons, and there can be no assurance that our current drug candidates will achieve success in their clinical trials or obtain regulatory approval.

Our ability to generate product revenues, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of one or more of our drug candidates. The success of our drug candidates, including DCC-2618, will depend on several factors, including the following:

•	successful completion of preclinical studies and clinical trials;

•	receipt and related terms of marketing approvals from applicable regulatory authorities;

•	raising additional funds necessary to complete clinical development of and commercialize our drug candidates;

•	obtaining and maintaining patent, trade secret and other intellectual property protection and regulatory exclusivity for our drug candidates;

•	making arrangements with third-party manufacturers, or establishing manufacturing capabilities, for both clinical and commercial supplies of our drug candidates;

•	developing and implementing marketing and reimbursement strategies;

•	establishing sales, marketing and distribution capabilities and launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;

•	acceptance of our products, if and when approved, by patients, the medical community and third-party payors;

•	effectively competing with other therapies;

•	the ability to obtain clearance or approval of companion diagnostic tests, if required, on a timely basis, or at all;

•	obtaining and maintaining third-party coverage and adequate reimbursement;

•	protecting and enforcing our rights in our intellectual property portfolio; and

•	maintaining a continued acceptable safety profile of the products following approval.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our drug candidates, which would materially harm our business. For example, our business could be harmed if results of the expansion stage of our Phase 1 clinical trial of DCC-2618 vary meaningfully from our expectations.

Clinical drug development involves a lengthy and expensive process. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of DCC-2618 and our other drug candidates.

We currently have three drug candidates in clinical development and their risk of failure is high. We are unable to predict when or if any of our drug candidates will prove effective or safe in humans or will obtain marketing approval. Before obtaining marketing approval from regulatory authorities for the sale of any drug candidate, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of our drug candidates in humans. Clinical testing is expensive, difficult to design and implement and can take many years to complete and is uncertain as to the outcome. A failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. In particular, the small number of patients in our early clinical trials may make the results of these trials less predictive of the outcome of later clinical trials. In addition, although we observed encouraging disease control rates in the dose escalation stage of our Phase 1 trial of DCC-2618, the primary objectives were to determine the safety, tolerability and maximum tolerated dose of DCC-2618 and to determine a recommended Phase 2 dose and not to demonstrate efficacy. The assessments of efficacy from the dose escalation portion of our Phase 1 clinical trial of DCC-2618 were not designed to demonstrate statistical significance and may not be predictive of the results of further clinical trials of DCC-2618 or any of our other drug candidates.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to obtain marketing approval or commercialize our drug candidates, including:

•	regulators or institutional review boards, or IRBs, may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	we may experience delays in reaching, or fail to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

•	clinical trials for our drug candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

•	the number of patients required for clinical trials for our drug candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate, participants may drop out of these clinical trials at a higher rate than we anticipate or the duration of these clinical trials may be longer than we anticipate;

•	our third-party contractors may fail to meet their contractual obligations to us in a timely manner, or at all;

•	we may have to suspend or terminate clinical trials for our drug candidates for various reasons, including a finding that the participants are being exposed to unacceptable health risks;

•	our drug candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or IRBs to suspend or terminate the trials;

•	the cost of clinical trials for our drug candidates may be greater than we anticipate; and

•	the supply or quality of our drug candidates or other materials necessary to conduct clinical trials for our drug candidates may be insufficient or inadequate and result in delays or suspension of our clinical trials.

Our product development costs will increase if we experience delays in preclinical studies or clinical trials or in obtaining marketing approvals. We do not know whether any of our planned preclinical studies or clinical trials will begin on a timely basis or at all, will need to be restructured or will be completed on schedule, or at all. For example, FDA may place a partial clinical hold on, and limit enrollment in, our Phase 3 clinical trial of DCC-2618 in fourth-line GIST if we have not submitted draft toxicology study reports before the start of the trial. Significant preclinical or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our drug candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our drug candidates and may harm our business and results of operations.

We may utilize companion diagnostics in our planned clinical trials in the future in order to identify appropriate patient populations for our drug candidates. If a satisfactory companion diagnostic is not commercially available, we may be required to create or obtain one that would be subject to regulatory approval requirements. The process of obtaining or creating such diagnostic is time consuming and costly.

We may ultimately be unable to complete the development and commercialization of our drug candidates.

We may be required to conduct additional clinical trials or other testing of our drug candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials for our drug candidates or other testing, obtain results of these trials or tests that are not positive or are only modestly positive or if there are safety concerns. For example, in GIST, we plan to initiate two pivotal Phase 3 trials of DCC-2618, one in fourth-line GIST and another in second-line GIST; however, the FDA may require us to conduct a clinical trial in third-line GIST before we may conduct one in second-line GIST. In addition, while we plan to conduct only one pivotal Phase 3 trial for each indication of fourth-line GIST and second-line GIST, for a single randomized trial to support submission to the FDA of a new drug application, or NDA, the trial must be well-designed, well-conducted, with a favorable risk/benefit ratio, and provide statistically persuasive efficacy findings so compelling that a second trial would be unethical or practically impossible to repeat. In addition, certain data that we have presented to date have been generated and reviewed at the clinical sites and are preliminary. The data may be subject to subsequent central review, and based on that review, there may be changes to these data which may not be favorable. In addition to certain imaging results from our Phase 1 trials, we also plan to have all of the data from our Phase 3 trials of DCC-2618 centrally reviewed. The results from our Phase 3 trials of DCC-2618 in which all data will be subject to central review may be less favorable than the results of the escalation stage of our Phase 1 trial of DCC-2618 that were based on data that has not been subject to central review. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their drug candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

We may:

•	be delayed in obtaining marketing approval for DCC-2618 or our other drug candidates;

•	not obtain marketing approval at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

•	be subject to additional post-marketing testing requirements; or

•	have the product removed from the market after obtaining marketing approval.

If we experience delays or difficulties in the enrollment of patients in clinical trials, including in our Phase 3 clinical trials of DCC-2618, our receipt of necessary marketing approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for our drug candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside of the United States. In particular, most of the GIST patients we have enrolled in our Phase 1 trial of DCC-2618 have been fourth-line GIST patients. However, we intend to enroll second-line GIST patients in our Phase 1 expansion trial and in a future Phase 3 trial. We cannot predict how difficult it will be to enroll GIST patients for future trials in earlier lines of therapy such as second- and third-line GIST where alternative therapies already are approved. Therefore, our ability to identify and enroll eligible patients for these clinical trials and possibly other clinical trials may be limited or may result in slower enrollment than we anticipate. In addition, some of our competitors have ongoing, or planned, clinical trials for drug candidates that treat the same indications as our drug candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials for our competitors’ drug candidates. Patient enrollment is affected by other factors including:

•	the severity of the disease under investigation;

•	the eligibility criteria for the trial in question;

•	the perceived risks and benefits of the drug candidates under study;

•	the efforts to facilitate timely enrollment in clinical trials;

•	the patient referral practices of physicians;

•	the burden on patients due to inconvenient procedures;

•	the ability to monitor patients adequately during and after treatment; and

•	the proximity and availability of clinical trial sites for prospective patients.

Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays and could require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our drug candidates, which would cause significant harm to our financial position, adversely impact our stock price and impair our ability to raise capital.

If serious adverse or unacceptable side effects are identified during the development of our drug candidates, we may need to abandon or limit our development of some of our drug candidates.

If our drug candidates are associated with serious adverse events or undesirable side effects in clinical trials or have characteristics that are unexpected, we may need to abandon their development or limit development to more narrow uses or subpopulations in which the serious adverse events, undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. In pharmaceutical development, many drugs that initially show promise in early-stage testing for treating cancer may later be found to cause side effects that prevent further development of the drug. Currently marketed therapies for the treatment of cancer are generally limited to some extent by their toxicity. In addition, some of our drug candidates would be chronic therapies or be used in pediatric populations, for which safety concerns may be particularly important. Use of our drug candidates as monotherapies may also result in adverse events consistent in nature with other marketed therapies. In addition, if used in combination with other therapies in the future, our drug candidates may exacerbate adverse events associated with the therapy. If serious adverse or unexpected side effects are identified during development, we may be required to develop a Risk Evaluation and Mitigation Strategy, or REMS, to mitigate those serious safety risks, which could impose significant distribution and/or use restrictions on our products.

If we are unable to successfully develop companion diagnostic tests for our drug candidates that require such tests, or experience significant delays in doing so, we may not realize the full commercial potential of these drug candidates.

We may develop either by ourselves or with collaborators in vitro companion diagnostic tests for our drug candidates for certain indications. To be successful, we or our collaborators will need to address a number of scientific, technical, regulatory and logistical challenges. The FDA regulates in vitro companion diagnostics as medical devices that will likely be subject to clinical trials in conjunction with the clinical trials for our drug candidates, and which will require regulatory clearance or approval prior to commercialization. We may rely on third parties for the design, development and manufacture of companion diagnostic tests for our therapeutic drug candidates that require such tests. If these parties are unable to successfully develop companion diagnostics for these therapeutic drug candidates, or experience delays in doing so, the development of these therapeutic drug candidates may be adversely affected, these therapeutic drug candidates may not obtain marketing approval, and we may not realize the full commercial potential of any of these therapeutics that obtain marketing approval. As a result, our business, results of operations and financial condition could be materially harmed.

The failure to obtain required regulatory clearances or approvals for any companion diagnostic tests that we may pursue may prevent or delay approval of any of our drug candidates. Moreover, the commercial success of any of our drug candidates that require a companion diagnostic will be tied to the receipt of any required regulatory clearances or approvals and the continued availability of such tests.

In connection with the clinical development of our drug candidates for certain indications we may work with collaborators to develop or obtain access to in vitro companion diagnostic tests to identify appropriate patients for our drug candidates. We may rely on third parties for the development, testing and manufacturing of these companion diagnostics, the application for and receipt of any required regulatory clearances or approvals, and the commercial supply of these companion diagnostics. Our third-party collaborators may fail to obtain the required regulatory clearances or approvals, which could prevent or delay approval of our drug candidates. In addition, the commercial success of any of our drug candidates that require a companion diagnostic will be tied to and dependent upon the receipt of required regulatory clearances or approvals and the continued ability of such third parties to make the companion diagnostic commercially available to us on reasonable terms in the relevant geographies.

We may expend our limited resources to pursue a particular drug candidate or indication and fail to capitalize on drug candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on research programs and drug candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other drug candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and drug candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular drug candidate, we may relinquish valuable rights to that drug candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such drug candidate.

We may not be successful in our efforts to discover additional potential drug candidates.

A key element of our strategy is to apply our proprietary knowledge and our understanding of the structure, biology and activity of kinase inhibitors that target the switch pocket to develop drug candidates. The therapeutic discovery activities that we are conducting may not be successful in identifying drug candidates that are useful in treating cancer or other diseases. Our research programs may initially show promise in identifying potential drug candidates, yet fail to yield drug candidates for clinical development for a number of reasons, including:

•	the research methodology used may not be successful in identifying potential drug candidates;

•	potential drug candidates may, on further study, be shown to have harmful side effects or other characteristics that indicate that they are unlikely to be drugs that will obtain marketing approval or achieve market acceptance; or

•	potential drug candidates may not be effective in treating their targeted diseases.

Research programs to identify new drug candidates require substantial technical, financial and human resources. We may choose to focus our efforts and resources on a potential drug candidate that ultimately proves to be unsuccessful. If we are unable to identify suitable drug candidates for preclinical and clinical development, we will not be able to obtain revenues from sale of products in future periods, which likely would result in significant harm to our financial position and adversely impact our stock price.

Risks Related to the Commercialization of Our Drug Candidates

The incidence and prevalence for target patient populations of our drug candidates have not been established with precision. If the market opportunities for our drug candidates are smaller than we estimate or if any approval that we obtain is based on a narrower definition of the patient population, our revenue potential and ability to achieve profitability will be adversely affected.

The precise incidence and prevalence for GIST, advanced systemic mastocytosis, or ASM, gliomas, including glioblastoma multiforme, or GBM, and other solid tumors driven by KIT or PDGFRα are unknown. Our projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our drug candidates, are based on estimates.

The total addressable market opportunity for DCC-2618, DCC-3014, rebastinib and any other drug candidates we may produce will ultimately depend upon, among other things, the diagnosis criteria included in the final label for each such drug candidate, if our drug candidates are approved for sale for these indications, acceptance by the medical community and patient access, drug pricing and reimbursement. The number of patients in our targeted commercial markets and elsewhere may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our drugs, or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our results of operations and our business.

Even if any of our drug candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

If any of our drug candidates receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. For example, current cancer treatments, such as existing targeted therapies, chemotherapy, and radiation therapy, are well established in the medical community, and doctors may continue to rely on these treatments. If our drug candidates do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of our drug candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy and potential advantages compared to alternative treatments;

•	the prevalence and severity of any side effects, in particular compared to alternative treatments;

•	our ability to offer our products for sale at competitive prices;

•	the convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support;

•	the existence of distribution and/or use restrictions, such as through a REMS;

•	the availability of third-party coverage and adequate reimbursement;

•	the timing of any marketing approval in relation to other product approvals;

•	support from patient advocacy groups; and

•	any restrictions on the use of our products together with other medications.

If we are unable to establish sales and marketing capabilities, we may not be successful in commercializing our drug candidates if and when they are approved.

We do not have a sales or marketing infrastructure and have no experience in the sale, marketing or distribution of biopharmaceutical products. To achieve commercial success for any product for which we obtain marketing approval, we will need to establish sales, marketing and distribution capabilities, either ourselves or through collaboration or other arrangements with third parties.

We plan to build our own focused, specialized sales and marketing organization in the United States and to selectively establish partnerships in markets outside the United States to support the commercialization of drug candidates for which we obtain marketing approval and that can be commercialized with such capabilities.

There are risks involved with establishing our own sales and marketing capabilities. For example, recruiting and training a sales force is expensive and time-consuming and could delay any product launch. If the commercial launch of a drug candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. These efforts are expected to be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our products on our own include:

•	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

•	our inability to raise financing necessary to build our commercialization infrastructure;

•	the inability of sales personnel to obtain access to physicians or persuade an adequate number of physicians to prescribe any future products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

As a result of any potential partnerships in markets outside of the United States, or if we are unable to establish our own sales and marketing capabilities in the United States and instead enter into arrangements with third parties to perform these services, our product revenues and our profitability, if any, are likely to be lower than if we were to market and sell any products that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to market and sell our drug candidates or may be unable to do so on terms that are acceptable to us. We likely will have little control over such third parties, and any of these third parties may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing any of our drug candidates for which we receive marketing approval.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

The development and commercialization of new pharmaceutical and biotechnology products is highly competitive. We face competition with respect to our current drug candidates, and will face competition with respect to any drug candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of the disease indications for which we are developing our drug candidates. Some of these competitive products and therapies are based on scientific approaches that are similar to our approach, and others are based on entirely different approaches. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

Specifically, there are a large number of pharmaceutical and biotechnology companies developing or marketing treatments for cancer that would be competitive with the drug candidates we are developing, if our drug candidates are approved. Many of these companies are developing cancer therapeutics that are also kinase inhibitors. Although there are currently marketed drugs that have activity in GIST through their targeting of primary and secondary KIT mutants, no currently marketed drug directly targets certain secondary resistance mutations in KIT and PDGFRα, or provides coverage of all KIT and PDGFRα mutants. With respect to DCC-2618, there are a number of large pharmaceutical companies and biotechnology companies marketing small molecule drugs for the treatment of GIST, including Novartis AG, Pfizer Inc., and Bayer AG. We are also aware of pharmaceutical and biotechnology companies developing drugs for the treatment of GIST and systemic mastocytosis including AB Science S.A., Arog Pharmaceuticals, Inc., ARIAD Pharmaceuticals, Inc., a wholly owned subsidiary of Takeda Pharmaceuticals U.S.A., Blueprint Medicines Corporation, Celldex Therapeutics, Inc., Novartis AG, and Plexxikon Inc., a wholly owned subsidiary of Daiichi Sanyko Company, Limited. Further, there are a large number of pharmaceutical and biotechnology companies developing antibody or small molecule colony stimulating factor receptor 1, or CSF1R, inhibitors that we are seeking to target in our DCC-3014 program, including Array BioPharma Inc., Amgen Inc., Eli Lilly and Company, Bristol-Myers Squibb Company, Five Prime Therapeutics, Inc., Roche Holding Ltd, Novartis AG, Plexxikon Inc. and Syndax Pharmaceuticals, Inc.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are approved for broader indications or patient populations, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other marketing approval for their products more rapidly than any approval we may obtain for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic products. Generic products are currently on the market for some of the indications that we are pursuing, and additional products are expected to become available on a generic basis over the coming years. If our drug candidates achieve marketing approval, we expect that they will be priced at a significant premium over any competitive generic products.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining marketing approvals and marketing and selling approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early- stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific, management and sales and marketing personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Even if we are able to commercialize any drug candidates, the products may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which would harm our business.

The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our drug candidate to other available therapies. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a drug candidate in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues, if any, we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more drug candidates, even if such drug candidates obtain marketing approval.

Our ability to commercialize any drug candidates successfully also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government healthcare programs, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, government authorities and third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Coverage and reimbursement may not be available for any product that we commercialize and, even if these are available, the level of reimbursement may not be satisfactory. Reimbursement may affect the demand for, or the price of, any drug candidate for which we obtain marketing approval. Obtaining and maintaining adequate reimbursement for our products may be difficult. We may be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies. If coverage and adequate reimbursement are not available or reimbursement is available only to limited levels, we may not be able to successfully commercialize any drug candidate for which we obtain marketing approval.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or similar regulatory authorities outside of the United States. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, intellectual property, manufacture, sale and distribution expenses. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We face an inherent risk of product liability exposure related to the testing of our drug candidates in human clinical trials and will face an even greater risk if we commercialize any products that we may develop. If we cannot successfully defend ourselves against any claims that our drug candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any drug candidates or products that we may develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue;

•	reduced resources of our management to pursue our business strategy; and

•	the inability to commercialize any products that we may develop.

We currently hold $4.0 million in product liability insurance coverage in the aggregate for the United States and certain other jurisdictions, with a per incident limit of $4.0 million, which may not be adequate to cover all liabilities that we may incur. We likely will need to increase our insurance coverage as we expand our clinical trials or if we commence commercialization of our drug candidates. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Risks Related to Our Dependence on Third Parties

We may enter into collaborations with third parties for the development and commercialization of our drug candidates. If those collaborations are not successful, we may not be able to capitalize on the market potential of these drug candidates.

We have in the past, and may in the future, seek third-party collaborators for the development and commercialization of some of our drug candidates on a selected basis. Our likely collaborators for any collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies.

If we do enter into any such arrangements with any third parties, we will likely have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of our drug candidates. Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities and efforts to successfully perform the functions assigned to them in these arrangements. Collaborations involving our drug candidates would pose numerous risks to us, including the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations and may not perform their obligations as expected;

•	collaborators may deemphasize or not pursue development and commercialization of our drug candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus, including as a result of a sale or disposition of a business unit or development function, or available funding or external factors such as an acquisition that diverts resources or creates competing priorities;

•	collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a drug candidate, repeat or conduct new clinical trials or require a new formulation of a drug candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or drug candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•	a collaborator with marketing and distribution rights to multiple products may not commit sufficient resources to the marketing and distribution of our product relative to other products;

•	collaborators may not properly obtain, maintain, defend or enforce our intellectual property rights or may use our proprietary information and intellectual property in such a way as to invite litigation or other intellectual property related proceedings that could jeopardize or invalidate our proprietary information and intellectual property or expose us to potential litigation or other intellectual property related proceedings;

•	disputes may arise between the collaborators and us that result in the delay or termination of the research, development or commercialization of our products or drug candidates or that result in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable drug candidates;

•	collaboration agreements may not lead to development or commercialization of drug candidates in the most efficient manner or at all; and

•	if a collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program could be delayed, diminished or terminated.

If we are not able to establish collaborations, we may have to alter our development and commercialization plans.

Our drug development programs and the potential commercialization of our drug candidates will require substantial additional cash to fund expenses. In the past, we have been party to a collaboration agreement, which was concluded before completion because our collaboration partner elected not to pursue the development of the drug candidate beyond Phase 1 clinical trials. For some of our drug candidates, we may in the future decide to collaborate with pharmaceutical and biotechnology companies for the development and potential commercialization of those drug candidates.

We face significant competition in seeking appropriate collaborators. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the following:

•	the design or results of clinical trials;

•	the likelihood of approval by the FDA or similar regulatory authorities outside of the United States;

•	the potential market for the subject drug candidate;

•	the costs and complexities of manufacturing and delivering such drug candidate to patients;

•	the potential of competing products;

•	the existence of uncertainty with respect to our ownership of technology or other rights, which can exist if there is a challenge to such ownership without regard to the merits of the challenge; and

•	industry and market conditions generally.

The collaborator may also consider alternative drug candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our drug candidate. We may also be restricted under any license agreements from entering into agreements on certain terms or at all with potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators and changes to the strategies of the combined company.

We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of such drug candidate, reduce or delay one or more of our other development programs, delay the potential commercialization or reduce the scope of any sales or marketing activities for such drug candidate, or increase our expenditures and undertake development, manufacturing or commercialization activities at our own expense. If we elect to increase our expenditures to fund development, manufacturing or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our drug candidates or bring them to market and generate product revenue.

We rely, and expect to continue to rely, on third parties to conduct our clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

We currently rely on various third-party clinical research organizations, or CROs, to conduct our ongoing Phase 1 clinical trials for DCC-2618 and DCC-3014 and do not plan to independently conduct any clinical trials for our other drug candidates. We expect to continue to rely on third parties, such as CROs, clinical data management organizations, medical institutions and clinical investigators, to conduct our clinical trials. Agreements with these third parties might terminate for a variety of reasons, including a failure to perform by the third parties. If we need to enter into alternative arrangements, that would delay our product development activities.

Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with requirements, commonly referred to as good clinical practices, or GCPs, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected.

Furthermore, these third parties may have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our drug candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our drug candidates.

Manufacturing pharmaceutical products is complex and subject to product loss for a variety of reasons. We contract with third parties for the manufacture of our drug candidates for preclinical testing and clinical trials and expect to continue to do so for commercialization. This reliance on third parties increases the risk that we will not have sufficient quantities of our drug candidates or products or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

We do not have any manufacturing facilities. We produce in our laboratory very small quantities of small molecules for evaluation in our research programs. We rely, and expect to continue to rely, on third parties for the manufacture of our drug candidates for preclinical and clinical testing, as well as for commercial manufacture if any of our drug candidates obtain marketing approval. Some of our manufacturers represent our sole source of supply. This reliance on third parties increases the risk that we will not have sufficient quantities of our drug candidates or products or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

We may be unable to establish any agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•	reliance on the third party for regulatory, compliance and quality assurance;

•	the possible breach of the manufacturing agreement by the third party;

•	the possible misappropriation of our proprietary information, including our trade secrets and know how; and

•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

We have only limited supply arrangements in place with respect to our drug candidates, and these arrangements do not extend to commercial supply. We acquire many key materials on a purchase order basis. As a result, we do not have long-term committed arrangements with respect to our drug candidates and other materials. If we obtain marketing approval for any of our drug candidates, we will need to establish an agreement for commercial manufacture with a third party.

Third-party manufacturers may not be able to comply with current good manufacturing practices, or cGMP, regulations or similar regulatory requirements outside of the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of drug candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products.

Our drug candidates and any products that we may develop may compete with other drug candidates and products for access to manufacturing facilities. As a result, we may not obtain access to these facilities on a priority basis or at all. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.

We have not yet scaled up the manufacturing process for any of our drug candidates. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in our drug candidates or in the manufacturing facilities in which our drug candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. We do not currently have arrangements in place for redundant supply or a second source for bulk drug substance. If our current contract manufacturers for preclinical and clinical testing cannot perform as agreed, we may be required to replace such manufacturers. Although we believe that there are several potential alternative manufacturers who could manufacture our drug candidates, we may incur added costs and delays in identifying and qualifying any such replacement manufacturer or be able to reach agreement with any alternative manufacturer.

Our current and anticipated future dependence upon others for the manufacture of our drug candidates or products may adversely affect our future profit margins and our ability to commercialize any products that obtain marketing approval on a timely and competitive basis.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain sufficient patent protection for our drug candidates, or if the scope of the patent protection is not sufficiently broad, third parties, including our competitors, could develop and commercialize products similar or identical to ours, and our ability to commercialize our drug candidates successfully may be adversely affected.

Our success depends in large part on our ability to protect our proprietary technologies that we believe are important to our business, including pursuing and maintaining patent protection intended to cover the composition of matter of our drug candidates, for example, DCC-2618, DCC-3014 and rebastinib, their methods of use, related technologies and other inventions that are important to our business. In addition to patent protection, we also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection, including our proprietary kinase switch control inhibitor platform. If we do not adequately obtain, maintain, protect or enforce our intellectual property, third parties, including our competitors, may be able to erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.

The patent application and approval process is expensive, time-consuming and complex. We may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

Furthermore, the patent position of biotechnology and pharmaceutical companies generally is highly uncertain. No consistent policy regarding the breadth of claims allowed in biotechnology and pharmaceutical patents has emerged to date in the United States or in many foreign jurisdictions. The standards applied by the United States Patent and Trademark Office, or USPTO, and foreign patent offices in granting patents are not always applied uniformly or predictably. In addition, the determination of patent rights with respect to pharmaceutical compounds commonly involves complex legal and factual questions, which has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Thus, we cannot offer any assurances about which, if any, patents will issue, the breadth of any such patents, whether any issued patents will be found invalid and unenforceable or will be threatened by third parties or whether any issued patents will effectively prevent others from commercializing competing technologies and drug candidates.

Our pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Assuming the other requirements for patentability are met, currently, the first to file a patent application is generally entitled to the patent. However, prior to March 16, 2013, in the United States, the first to invent was entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Since patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we were the first to file or invent (prior to March 16, 2013) any patent application related to our drug candidates. In addition, we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, collaborators, consultants, advisors and other third parties; however, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Furthermore, if third parties have filed patent applications related to our drug candidates or technology, an interference proceeding in the United States can be initiated by the USPTO or a third party to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

Moreover, because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, our patents or pending patent applications may be challenged in the courts or patent offices in the United States and abroad. For example, we may be subject to a third-party preissuance submission of prior art to the USPTO or become involved in post-grant review procedures, oppositions, derivations, revocation, reexaminations, inter partes review or interference proceedings, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such challenge may result in loss of exclusivity or in our patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products or limit the duration of the patent protection of our technology and products. Such challenges also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, given the amount of time required for the development, testing and regulatory review of new drug candidates, our patents protecting such drug candidates might expire before or shortly after such drug candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Moreover, some of our patents may in the future be co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Our pending and future patent applications may not result in patents being issued that protect our drug candidates, in whole or in part, or which effectively prevent others from commercializing competitive products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. In addition, the laws of foreign countries may not protect our rights to the same extent or in the same manner as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than United States law does.

Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued and its scope can be reinterpreted after issuance. Our competitors and other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner. Our competitors and other third parties may also seek approval to market their own products similar to or otherwise competitive with our products. Alternatively, our competitors or other third parties may seek to market generic or biosimilar versions of any approved products and in so doing, claim that patents owned or licensed by us are invalid, unenforceable or not infringed. In these circumstances, we may need to defend or assert our patents, or both, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find our patents invalid or unenforceable, or that our competitors are competing in a non-infringing manner. Thus, even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

Furthermore, our patents may be subject to a reservation of rights by one or more third parties. For example, if any of our technologies are developed in the future with government funding, the government may obtain certain rights in any resulting patents, including a non-exclusive license authorizing the government to use the invention or to have others use the invention on its behalf. If the U.S. government then decides to exercise these rights, it is not required to engage us as its contractor in connection with doing so. These rights may also permit the government to disclose our confidential information to third parties and to exercise march-in rights to use or allow third parties to use our licensed technology. The government may also exercise its march-in rights if it determines that action is necessary because we failed to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, our rights in such government-funded inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any exercise by the government of aforementioned proprietary rights could harm our competitive position, business, financial condition, results of operations, and prospects.

Changes to the patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Recent patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act, or the Leahy-Smith Act, signed into law in September 2011, could increase those uncertainties and costs. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. For example, the Leahy-Smith Act allows third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. In addition, the Leahy-Smith Act has transformed the U.S. patent system from a “first-to-invent” system to a “first-to-file” system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. The first-to-file provisions, however, only became effective on March 16, 2013. Accordingly, it is not yet clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could make it more difficult to obtain patent protection for our inventions and increase the uncertainties and costs surrounding the prosecution of our or our collaboration partners’ patent applications and the enforcement or defense of our or our collaboration partners’ issued patents, all of which could harm our business, results of operations, financial condition and prospects.

The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Additionally, there have been recent proposals for additional changes to the patent laws of the United States and other countries that, if adopted, could impact our ability to enforce our proprietary technology. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

We may become involved in lawsuits or administrative disputes to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents, trademarks, copyrights, trade secrets or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents or their intellectual property, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors, and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect our competitive business position, business prospects and financial condition. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.

Furthermore, third parties may also raise invalidity or unenforceability claims before administrative bodies in the United States or comparable foreign authorities, even outside the context of litigation. Such mechanisms include re-examination, inter partes review, post-grant review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in revocation, cancellation or amendment to our patents in such a way that they no longer cover and protect our drug candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity of our patents, for example, we cannot be certain that there is no invalidating prior art of which we, our licensors, our patent counsel and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one or more of our drug candidates. Any such loss of patent protection could have a material adverse impact on our business, financial condition, results of operations and prospects.

We may not be able to enforce our intellectual property rights throughout the world.

Filing, prosecuting and defending patents with respect to our drug candidates in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. The requirements for patentability may differ in certain countries, particularly in developing countries. In addition, our intellectual property license agreements may not always include worldwide rights. Consequently, competitors and other third parties may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we may obtain patent protection, but where patent enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued or licensed patents or where any future patent claims or other intellectual property rights may not be effective or sufficient to prevent them from competing with us.

Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws. Additionally, laws of some countries outside of the United States and Europe do not afford intellectual property protection to the same extent as the laws of the United States and Europe. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, including India, China and other developing countries, do not favor the enforcement of patents and other intellectual property rights, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement, misappropriation or other violation of our patents or other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. Consequently, we may not be able to prevent third parties from practicing our inventions in certain countries outside the United States and Europe. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, if our ability to enforce our patents to stop infringing activities is inadequate. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and resources from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Furthermore, while we intend to protect our intellectual property rights in major markets for our products, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our products. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate.

If we are sued for infringing, misappropriating or otherwise violating intellectual property rights of third parties, such litigation or disputes could be costly and time consuming and could prevent or delay us from developing or commercializing our drug candidates.

Our commercial success depends, in part, on our ability to develop, manufacture, market and sell our drug candidates without infringing, misappropriating or otherwise violating the intellectual property and other proprietary rights of third parties. If any third-party patents or patent applications are found to cover our drug candidates or their methods of use or manufacturing, we may be required to pay damages, which could be substantial, and we would not be free to manufacture or market our drug candidates without obtaining a license, which may not be available on commercially reasonable terms, or at all.

There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to our drug candidates, including interference proceedings before the USPTO. Third parties may assert infringement, misappropriation or other claims against us based on existing or future intellectual property rights. The outcome of intellectual property litigation and other disputes is subject to uncertainties that cannot be adequately quantified in advance. The pharmaceutical and biotechnology industries have produced a significant number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of using or manufacturing products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we were sued for patent infringement, we would need to demonstrate that our drug candidates, products or methods of use, manufacturing or other applicable activities either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be successful in doing so. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we believe third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, or enforceability. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could significantly harm our business and operating results. In addition, we may not have sufficient resources to bring these actions to a successful conclusion.

If we are found to infringe, misappropriate or otherwise violate a third party’s intellectual property rights and we are unsuccessful in demonstrating that such intellectual property rights are invalid or unenforceable, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing drug candidate or product. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing drug candidate. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our drug candidates or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business, financial condition, results of operations and prospects.

We may be subject to claims by third parties asserting that our employees or consultants or we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Some of our employees and consultants are currently or have been previously employed at universities or at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. These employees and consultants may have executed proprietary rights, non-disclosure and non-competition agreements, or similar agreements, in connection with such other current or previous employment. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of third parties. Litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or sustain damages. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products. Such a license may not be available on commercially reasonable terms or at all. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management. Any of the foregoing would have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, while we typically require our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. In addition such agreements may not be self-executing such that the intellectual property subject to such agreements may not be assigned to us without additional assignments being executed, and we may fail to obtain such assignments. In addition, such agreements may be breached. Accordingly, we may be forced to bring claims against third parties, or defend claims that they may bring against us related to the ownership of such intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our senior management and scientific personnel, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

The term of our patents may be inadequate to protect our competitive position on our products.

Given the amount of time required for the development, testing and regulatory review of new drug candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Depending upon the timing, duration and other factors relating to any FDA marketing approval we receive for any of our drug candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984, or Hatch-Waxman Amendments. We expect to seek extensions of patent terms in the United States and, if available, in other countries where we are prosecuting patents. In the United States, the Hatch-Waxman Amendments permit a patent term extension of up to five years beyond the normal expiration of the patent as compensation for patent term lost during the regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended, and the application for the extension must be submitted prior to the expiration of the patent. However, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available for our patents, may refuse to grant extensions to our patents, or may grant more limited extensions than we request. We may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors and other third parties may be able to obtain approval of competing products following our patent expiration and take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case. Any of the foregoing would have a material adverse effect on our business, financial condition, results of operations and prospects.

Obtaining and maintaining our patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent offices, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and patent offices in foreign countries in several stages over the lifetime of the patent. The USPTO and patent offices in foreign countries require compliance with a number of procedural, documentary, fee payment and other requirements during the patent application process. In certain circumstances, we rely on our licensing partners to pay these fees due to U.S. and non-U.S. patent agencies and to comply with these other requirements with respect to our licensed patents and patent applications. While an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of a patent or patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors and other third parties might be able to enter the market with similar or identical products of technology, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected and our business would be harmed.

While we have obtained composition of matter patents with respect to certain of our drug candidates, we also rely on proprietary know-how and trade secret protection and confidentiality agreements to protect proprietary know-how or trade secrets that are not patentable or that we elect not to patent. For example, we have elected to not patent our proprietary kinase switch control inhibitor platform and therefore rely on protecting the proprietary aspects of our platform as a trade secret. We seek to protect our trade secrets and proprietary know-how in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, consultants, independent contractors, advisors, contract manufacturers, suppliers, collaborators and other third parties. We also enter into confidentiality and invention or patent assignment agreements with employees and certain consultants. However, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary know-how. Additionally, our confidentiality agreements and other contractual protections may not be adequate to protect our intellectual property from unauthorized disclosure, third-party infringement or misappropriation. Any party with whom we have executed such an agreement may breach that agreement and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such third party, or those to whom they communicate such technology or information, from using that technology or information to compete with us. If any of our trade secrets, including with respect to our proprietary kinase switch control inhibitor platform, were to be disclosed to or independently developed by a competitor or other third party, our business, financial condition, results of operations and prospects our business and competitive position could be materially harmed.

If we fail to comply with our obligations under any license, collaboration or other agreement, we may be required to pay damages and could lose intellectual property rights that are necessary for developing and protecting our drug candidates.

We rely, in part, on license, collaboration and other agreements. We may need to obtain additional licenses from others to advance our research or allow commercialization of our drug candidates and it is possible that we may be unable to obtain additional licenses at a reasonable cost or on reasonable terms, if at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to use. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment.

In addition, our present and future licenses, collaborations and other intellectual property related agreements, are likely to impose various development, commercialization, funding, milestone, royalty, diligence, sublicensing, insurance, patent prosecution and enforcement or other obligations on us. If we breach any of these obligations, or use the intellectual property licensed to us in an unauthorized manner, we may be required to pay damages and our licensors may have the right to terminate the license. If our license or other intellectual property related agreements are terminated, we may be required to cease developing and commercializing drug candidates that are covered by the licensed intellectual property. Disputes may arise regarding intellectual property subject to a licensing, collaboration or other agreement, including:

•	the scope of rights granted under the agreement and other interpretation related issues;

•	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the agreement;

•	the sublicensing of patent and other rights under our collaborative development relationships;

•	our diligence obligations under the agreement and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our collaborators; and

•	the priority of invention of patented technology.

In addition, the agreements under which we license intellectual property or technology to or from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected drug candidates.

In some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering the technology that we license from third parties. Therefore, we cannot be certain that these patents and applications will be prosecuted, maintained and enforced in a manner consistent with the best interests of our business. If our licensors fail to obtain or maintain such intellectual property, or lose rights to such intellectual property, the rights we have licensed and our exclusivity may be reduced or eliminated and our right to develop and commercialize any of our products that are subject to such licensed rights could be adversely affected.

Moreover, our rights to our in-licensed patents and patent applications may depend, in part, on inter-institutional or other operating agreements between the joint owners of such in-licensed patents and patent applications. If one or more of such joint owners breaches such inter-institutional or operating agreements, our rights to such in-licensed patents and patent applications may be adversely affected. In addition, while we cannot currently determine the amount of the royalty obligations we would be required to pay on sales of future products, if any, the amounts may be significant. The amount of our future royalty obligations will depend on the technology and intellectual property we use in products that we successfully develop and commercialize, if any. Therefore, even if we successfully develop and commercialize products, we may be unable to achieve or maintain profitability. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant program or drug candidate and our business, financial condition, results of operations and prospects could suffer.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	others may be able to make products similar to any drug candidates we may develop or utilize similarly related technologies that are not covered by the claims of the patents that we license or may own in the future;

•	we, or our license partners or current or future collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that we license or may own in the future;

•	we, or our license partners or current or future collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing, misappropriating or otherwise violating any of our owned or licensed intellectual property rights;

•	it is possible that our pending licensed patent applications or those that we may own in the future will not lead to issued patents;

•	issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;

•	our competitors or other third parties might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents of others may harm our business; and

•	we may choose not to file a patent in order to maintain certain trade secrets or know how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Regulatory Approval and Marketing of Our Drug Candidates and Other Legal Compliance Matters

We have not received approval to market any of our drug candidates from regulatory authorities in any jurisdiction. Even if we complete the necessary clinical trials, the marketing approval process is expensive, time-consuming and uncertain and may prevent us from obtaining approvals for the commercialization of some or all of our drug candidates. If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals, we will not be able to commercialize our drug candidates, and our ability to generate revenue will be materially impaired.

Our drug candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by the EMA and similar regulatory authorities outside the United States. Failure to obtain marketing approval for a drug candidate will prevent us from commercializing the drug candidate. Our drug candidates are in the early stages of development and are subject to the risks of failure inherent in drug development. We have not received approval to market any of our drug candidates from regulatory authorities in any jurisdiction. We have only limited experience in conducting and managing the clinical trials, and in submitting and supporting the applications necessary to seek marketing approvals and expect to rely on third-party CROs to assist us in this process. Securing marketing approval requires the submission of extensive nonclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the drug candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. Our drug candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use.

The process of obtaining marketing approvals, both in the United States and abroad, is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the drug candidates involved. For example, we plan to initiate two pivotal Phase 3 trials for DCC-2618, one in fourth-line GIST and another in second-line GIST; however, the FDA may require us to conduct a clinical trial in third-line GIST before we may conduct one in second-line GIST. In addition, while we plan to conduct only one pivotal Phase 3 trial for each indication of fourth-line GIST and second-line GIST, for a single randomized trial to support an NDA, the trial must be well-designed, well-conducted, with a favorable risk/benefit ratio, and provide statistically persuasive efficacy findings so compelling that a second trial would be unethical or practically impossible to repeat. Further, changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional nonclinical, clinical or other studies. In addition, varying interpretations of the data obtained from nonclinical and clinical testing could delay, limit or prevent marketing approval of a drug candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable. If we experience delays in obtaining approval or if we fail to obtain approval of our drug candidates, the commercial prospects for our drug candidates may be harmed and our ability to generate revenues will be materially impaired.

We may not be able to obtain orphan drug exclusivity for our drug candidates.

Regulatory authorities in some jurisdictions, including the United States and Europe, may in response to a request from the sponsor designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. For example, we have received orphan drug designation for DCC-2618 for the treatment of GIST and GBM in the United States.

Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the approval of another marketing application for the same drug for the same indication for that time period. The applicable period is seven years in the United States and ten years in Europe. Orphan drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. In addition, the FDA can subsequently approve the same drug for treatment of the same disease or condition if it concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. The FDA also can approve a different drug for the same orphan indication, or the same drug for a different indication, during the orphan exclusivity period.

Even if we obtain orphan drug exclusivity for a product’s use in a specific indication, that exclusivity may not effectively protect the product from competition.

A fast track designation by the FDA may not actually lead to a faster development or regulatory review or approval process.

We intend to seek fast track designation for some of our drug candidates. If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA fast track designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular drug candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may rescind fast track designation if the drug candidate no longer meets the qualifying criteria for fast track designation, such as if the drug: (1) no longer demonstrates a potential to address unmet medical need or (2) is not being studied in a manner that shows the drug can treat a serious condition and meets an unmet medical need. A drug candidate may no longer demonstrate a potential to address unmet medical need if a new product was approved under a traditional approval that addressed the same need or if emerging clinical data failed to show that the fast track designated drug candidate had the anticipated advantage over available therapy.

A breakthrough therapy designation by the FDA for our drug candidates may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that our drug candidates will obtain marketing approval.

We may seek a breakthrough therapy designation for some of our drug candidates. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs and biologics that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA are also eligible for accelerated approval.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our drug candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a breakthrough therapy designation for a drug candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our drug candidates qualify as breakthrough therapies, the FDA may later decide that the products no longer meet the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Our failure to obtain marketing approval in foreign jurisdictions would prevent our drug candidates from being marketed abroad, and any approval we are granted for our drug candidates in the United States would not assure approval of drug candidates in foreign jurisdictions.

In order to market and sell our products in the European Union and many other jurisdictions, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any market.

Even if we obtain marketing approval for our drug candidates, the terms of approvals and ongoing regulation of our products may limit how we manufacture and market our products and compliance with such requirements may involve substantial resources, which could materially impair our ability to generate revenue.

Even if marketing approval of a drug candidate is granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulation, which may include the requirement to implement a risk evaluation and mitigation strategy or to conduct costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product. We must also comply with requirements concerning advertising and promotion for any of our drug candidates for which we obtain marketing approval. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved labeling. Thus, we will not be able to promote any products we develop for indications or uses for which they are not approved. In addition, manufacturers of approved products and those manufacturers’ facilities are required to ensure that quality control and manufacturing procedures conform to cGMPs, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. We and our contract manufacturers could be subject to periodic unannounced inspections by the FDA to monitor and ensure compliance with cGMPs.

Accordingly, assuming we obtain marketing approval for one or more of our drug candidates, we and our contract manufacturers will continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, product surveillance and quality control. If we are not able to comply with post-approval regulatory requirements, we could have the marketing approvals for our products withdrawn by regulatory authorities and our ability to market any future products could be limited, which could adversely affect our ability to achieve or sustain profitability. As a result, the cost of compliance with post-approval regulations may have a negative effect on our operating results and financial condition.

Any drug candidate for which we obtain marketing approval will be subject to ongoing enforcement of post-marketing requirements and we could be subject to substantial penalties, including withdrawal of our product from the market, if we fail to comply with all regulatory requirements or if we experience unanticipated problems with our products, when and if any of them are approved.

Any drug candidate for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA and other regulatory authorities. These requirements include, but are not limited to, restrictions governing promotion of an approved product, submissions of safety and other post-marketing information and reports, registration and listing requirements, cGMP requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, and requirements regarding drug distribution and the distribution of samples to physicians and recordkeeping.

The FDA and other federal and state agencies, including the Department of Justice, closely regulate compliance with all requirements governing prescription drug products, including requirements pertaining to marketing and promotion of drugs in accordance with the provisions of the approved labeling and manufacturing of products in accordance with cGMP requirements. Violations of such requirements may lead to investigations alleging violations of the Food, Drug, and Cosmetic Act, or the FDCA, and other statutes, including the False Claims Act and other federal and state healthcare fraud and abuse laws as well as state consumer protection laws. Our failure to comply with all regulatory requirements, and later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, may yield various results, including:

•	litigation involving patients taking our products;

•	restrictions on such products, manufacturers or manufacturing processes;

•	restrictions on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning or untitled letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	damage to relationships with any potential collaborators;

•	unfavorable press coverage and damage to our reputation;

•	refusal to permit the import or export of our products;

•	product seizure; or

•	injunctions or the imposition of civil or criminal penalties.

Non-compliance by us or any future collaborator with regulatory requirements, including safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population can also result in significant financial penalties. Similarly, failure to comply with applicable regulatory requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

Our relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any drug candidates for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

•	the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

•	the federal False Claims laws impose criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented false or fraudulent claims for payment by a federal government program, or making a false statement or record material to payment of a false claim or avoiding, decreasing or concealing an obligation to pay money to the federal government;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

•	the federal transparency requirements under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, requires manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to physician payments and other transfers of value and physician ownership and investment interests; and

•	analogous state laws and regulations such as state anti-kickback and false claims laws and analogous non-U.S. fraud and abuse laws and regulations, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance regulations promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures. State and non-U.S. laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion of products from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Recently enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our drug candidates and decrease the prices we may obtain.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our drug candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any drug candidates for which we obtain marketing approval.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for physician-administered drugs. In addition, this legislation provided authority for limiting the number of drugs that will be covered in any therapeutic class. Cost reduction initiatives and other provisions of this legislation could decrease the coverage and price that we receive for any approved products. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms.

Among the provisions of the ACA of importance to our potential drug candidates are the following:

•	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

•	expansion of healthcare fraud and abuse laws, including the False Claims Act and the Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance;

•	extension of manufacturers’ Medicaid rebate liability;

•	expansion of eligibility criteria for Medicaid programs;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	requirements to report financial arrangements with physicians and teaching hospitals;

•	a requirement to annually report drug samples that manufacturers and distributors provide to physicians; and

•	a Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Some of the provisions of the ACA have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges. In January 2017, Congress voted to adopt a budget resolution for fiscal year 2017, that while not a law, is widely viewed as the first step toward the passage of legislation that would repeal certain aspects of the ACA. In May 2017, the House of Representatives passed legislation to repeal and replace parts of the ACA. Further, on January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. The full impact of the ACA, any law repealing and/or replacing elements of it, and the political uncertainty surrounding any repeal or replacement legislation on our business remains unclear.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, starting in 2013. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding.

We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our drug candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

Governments outside of the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

In some countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our drug candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed. In addition, the recent United Kingdom referendum on its membership in the European Union resulted in a majority of United Kingdom voters voting to exit the European Union, often referred to as Brexit. Brexit could lead to legal uncertainty and potentially divergent national laws and regulations, including those related to the pricing of prescription pharmaceuticals, as the United Kingdom determines which EU laws to replicate or replace. If the United Kingdom were to significantly alter its regulations affecting the pricing of prescription pharmaceuticals, we could face significant new costs. As a result, Brexit could impair our ability to transact business in the European Union and the United Kingdom.

Laws and regulations governing any international operations we may have in the future may preclude us from developing, manufacturing and selling certain drug candidates and products outside of the United States and require us to develop and implement costly compliance programs.

If we expand our operations outside of the United States, we must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate. The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, authorizing payment or offering anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of such third party in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the company, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If we expand our presence outside of the United States, it will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing or selling certain drug candidates and products outside of the United States, which could limit our growth potential and increase our development costs.

The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The Securities and Exchange Commission also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.

We are subject to numerous foreign, federal, state and local environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources, including any available insurance.

In addition, our leasing and operation of real property may subject us to liability pursuant to certain of these laws or regulations. Under existing U.S. environmental laws and regulations, current or previous owners or operators of real property and entities that disposed or arranged for the disposal of hazardous substances may be held strictly, jointly and severally liable for the cost of investigating or remediating contamination caused by hazardous substance releases, even if they did not know of and were not responsible for the releases.

We could incur significant costs and liabilities which may adversely affect our financial condition and operating results for failure to comply with such laws and regulations, including, among other things, civil or criminal fines and penalties, property damage and personal injury claims, costs associated with upgrades to our facilities or changes to our operating procedures, or injunctions limiting or altering our operations.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations, which are becoming increasingly more stringent, may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Risks Related to Employee Matters and Managing Growth

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the research, development and management expertise of Michael D. Taylor, Ph.D., our President and Chief Executive Officer, and the research expertise on kinase switch control inhibition of Daniel L. Flynn, Ph.D., our founder and Chief Scientific Officer, as well as the other principal members of our management, scientific and clinical team. Although we have entered into employment agreements with our executive officers, each of them may terminate their employment with us at any time. We maintain “key person” insurance for Dr. Flynn, but not for any of our other executives or employees.

Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain marketing approval of and commercialize products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

We expect to expand our development and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of drug development, manufacturing, regulatory affairs and, if any of our drug candidates receives marketing approval, sales, marketing and distribution. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth and with developing sales, marketing and distribution infrastructure, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay or prevent the execution of our business plans or disrupt our operations.

We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cyber security incidents, could harm our ability to operate our business effectively.

Despite the implementation of security measures, our internal computer systems and those of third parties with which we contract are vulnerable to damage from cyber-attacks, computer viruses, worms and other destructive or disruptive software, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. System failures, accidents or security breaches could cause interruptions in our operations, and could result in a material disruption of our clinical and commercialization activities and business operations, in addition to possibly requiring substantial expenditures of resources to remedy. The loss of clinical trial data could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and our product research, development and commercialization efforts could be delayed. In addition, we may not have adequate insurance coverage to provide compensation for any losses associated with such events.

We could be subject to risks caused by misappropriation, misuse, leakage, falsification or intentional or accidental release or loss of information maintained in the information systems and networks of our company, including personal information of our employees. In addition, outside parties may attempt to penetrate our systems or those of our vendors or fraudulently induce our employees or employees of our vendors to disclose sensitive information in order to gain access to our data. Like other companies, we have on occasion, and will continue to experience, threats to our data and systems, including malicious codes and viruses, and other cyber-attacks. The number and complexity of these threats continue to increase over time. If a material breach of our security or that of our vendors occurs, the market perception of the effectiveness of our security measures could be harmed, we could lose business and our reputation and credibility could be damaged. We could be required to expend significant amounts of money and other resources to repair or replace information systems or networks. Although we develop and maintain systems and controls designed to prevent these events from occurring, and we have a process to identify and mitigate threats, the development and maintenance of these systems, controls and processes is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Moreover, despite our efforts, the possibility of these events occurring cannot be eliminated entirely.

We or the third parties upon whom we depend may be adversely affected by natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Natural disasters could severely disrupt our operations, and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, could have a material adverse effect on our business.

We may engage in strategic transactions that could impact our liquidity, increase our expenses and present significant distractions to our management.

From time to time, we may consider strategic transactions, such as acquisitions of companies, businesses or assets and out-licensing or in-licensing of products, drug candidates or technologies. Additional potential transactions that we may consider include a variety of different business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. Any such transaction may require us to incur non-recurring or other charges, may increase our near term or long term expenditures and may pose significant integration challenges or disrupt our management or business, which could adversely affect our operations and financial results. For example, these transactions may entail numerous operational and financial risks, including:

•	exposure to unknown liabilities;

•	disruption of our business and diversion of our management’s time and attention in order to develop acquired products, drug candidates or technologies;

•	incurrence of substantial debt or dilutive issuances of equity securities to pay for acquisitions;

•	higher than expected acquisition and integration costs;

•	write-downs of assets or goodwill or impairment charges;

•	increased amortization expenses;

•	difficulty and cost in combining the operations, systems and personnel of any acquired businesses with our operations, systems and personnel;

•	impairment of relationships with key suppliers or customers of any acquired businesses due to changes in management and ownership; and

•	inability to retain key employees of any acquired businesses.

Risks Related to Our Common Stock and This Offering

After this offering, our executive officers, directors and principal stockholders, if they choose to act together, will continue to have the ability to control or significantly influence all matters submitted to stockholders for approval.

Upon the closing of this offering, our executive officers and directors, combined with our stockholders who owned more than 5% of our outstanding capital stock before this offering will, in the aggregate, beneficially own shares representing approximately     % of our capital stock. As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership control may:

•	delay, defer or prevent a change in control;

•	entrench our management and the board of directors; or

•	impede a merger, consolidation, takeover or other business combination involving us that other stockholders may desire.

Provisions in our corporate charter documents, under Delaware law and in certain of our contractual agreements could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the completion of this offering may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

•	establish a classified board of directors such that only one of three classes of directors is elected each year;

•	allow the authorized number of our directors to be changed only by resolution of our board of directors;

•	limit the manner in which stockholders can remove directors from our board of directors;

•	establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

•	limit who may call stockholder meetings;

•	authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

•	require the approval of the holders of at least of the votes that all our stockholders would be entitled to cast to amend or repeal specified provisions of our charter or bylaws.

Moreover, because we will be incorporated in Delaware, we will be governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

We are also party to a loan agreement and a security agreement that includes covenants such as limitations on our ability to engage in certain fundamental business transactions, such as mergers or acquisitions of other businesses. See “Certain Relationships and Related Person Transactions.”

Our bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws that will become effective upon the completion of this offering, provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers and employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our amended and restated bylaws. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. Stockholders who do bring a claim in the Court of Chancery could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near the State of Delaware. The Court of Chancery may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our stockholders. Alternatively, if a court were to find this provision of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs, which could have a material adverse effect on our business, financial condition or results of operations.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

The initial public offering price of our common stock will be substantially higher than the pro forma as adjusted net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our pro forma as adjusted net tangible book value per share after this offering. To the extent shares subsequently are issued under outstanding options, you will incur further dilution. Based on an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $        per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and the assumed initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately     % of the aggregate price paid by all purchasers of our stock, but will own only approximately     % of our common stock outstanding after this offering.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. Although we have applied to have our common stock approved for listing on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

Our stock price is likely to be volatile. The stock market in general and the market for smaller biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	the degree of success of competitive products or technologies;

•	results of clinical trials and preclinical studies, of our drug candidates or those of our competitors;

•	regulatory or legal developments in the United States and other countries;

•	receipt of, or failure to obtain, regulatory approvals;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our drug candidates or clinical development programs;

•	the results of our efforts to discover, develop, acquire or in-license additional technologies or drug candidates;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	rumors or announcements regarding transactions involving our company or drug candidates;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our drug candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

A significant portion of our total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have              outstanding shares of common stock based on the number of shares outstanding as of July 31, 2017. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates or existing stockholders. Of the remaining shares,                  shares are currently restricted as a result of securities laws or lock-up agreements, but will become eligible to be sold at various times after the offering. Moreover, after this offering, holders of an aggregate of 4,323,044 shares of our common stock will have rights, subject to specified conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	being permitted to provide only two years of audited financial statements in this prospectus, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The NASDAQ Global Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we will be required to furnish a report by our management on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future debt agreements we may enter into may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which reflect our current views with respect to, among other things, our operations and financial performance. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under “Risk Factors” and include, among other things:

•	the success, cost and timing of our product development activities and clinical trials, including the timing of our planned Phase 3 trials for DCC-2618 in GIST;

•	our ability to obtain and maintain regulatory approval for DCC-2618 or any of our other current or future drug candidates, and any related restrictions, limitations, and/or warnings in the label of an approved drug candidate;

•	our expectations regarding the size of target patient populations for our drug candidates, if approved for commercial use, and any additional drug candidates we may develop;

•	our ability to obtain funding for our operations;

•	the commercialization of our drug candidates, if approved;

•	our plans to research, develop and commercialize our drug candidates, including the timing of our planned Phase 3 trials for DCC-2618 in GIST;

•	our ability to attract collaborators with development, regulatory and commercialization expertise;

•	our expectations regarding our ability to obtain, maintain, enforce and defend our intellectual property protection for our drug candidates;

•	future agreements with third parties in connection with the commercialization of DCC-2618, or any of our other current or future drug candidates;

•	the size and growth potential of the markets for our drug candidates, and our ability to serve those markets;

•	the rate and degree of market acceptance of our drug candidates, as well as the reimbursement coverage for our drug candidates;

•	regulatory and legal developments in the United States and foreign countries;

•	the performance of our third-party suppliers and manufacturers;

•	the success of competing therapies that are or may become available;

•	our ability to attract and retain key scientific or management personnel;

•	the accuracy of our estimates regarding expenses, future revenues, capital requirements and needs for additional financing;

•	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act; and

•	our use of the proceeds from this offering.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

MARKET, INDUSTRY AND OTHER DATA

This prospectus includes market, industry and other data and forecasts that we have derived from independent consultant reports, publicly available information, various industry publications, other published industry sources and our internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable. Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. We are responsible for all of the disclosure contained in this prospectus, and we believe these industry publications, third-party research, surveys, studies and other information are reliable.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of our common stock offered by us will be approximately $        million, based on an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds from this offering will be approximately $        million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. Similarly, an increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions.

As of June 30, 2017, we had cash and cash equivalents of $94.0 million. We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

•	approximately $ million to fund clinical trials for DCC-2618, including the dose escalation and expansion stages of our current Phase 1 clinical trial and additional clinical trials, including a pivotal clinical trial in fourth-line GIST, as well as clinical research outsourcing and manufacturing of clinical trial material;

•	approximately $ million to fund clinical trials for DCC-3014, including the dose escalation stage of our Phase 1 clinical trial, as well as clinical research outsourcing and manufacturing of clinical trial material;

•	approximately $ million to fund clinical trials for rebastinib, as well as clinical research outsourcing and manufacturing of clinical trial material;

•	approximately $ million to fund the new and ongoing research activities for future drug candidates using our proprietary kinase switch control inhibitor platform; and

•	the remainder for working capital purposes, including general operating expenses.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including the progress of our clinical trials and other development efforts for DCC-2618 and other factors described in “Risk Factors” beginning on page 11, as well as the amount of cash we use in our operations. As a result, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering. In addition, we might decide to postpone or not pursue clinical trials or preclinical activities if the net proceeds from this offering and the other sources of cash are less than expected.

The expected net proceeds from this offering, together with our existing cash and cash equivalents, will not be sufficient for us to fund any of our drug candidates through regulatory approval, and we will need to raise additional capital to complete the development and commercialization of our drug candidates. We expect to finance our cash needs through a combination of equity offerings, debt financings and potential collaborations, license and development agreements. We have based these estimates on assumptions that may prove to be incorrect, and we could expend our available capital resources at a rate greater than we currently expect.

Pending application of the net proceeds, we intend to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CONVERSION

Immediately prior to the completion of this offering, we will engage in a series of transactions, which we refer to collectively as the Conversion. As part of the Conversion, (i) the owners of certain equityholders of Deciphera Pharmaceuticals, LLC, which are either corporations or have elected to be taxed as corporations for income tax purposes, which we refer to as Blockers, will exchange their equity interests in the Blockers in consideration for shares of common stock of Deciphera Pharmaceuticals, Inc., and (ii) equityholders of Deciphera Pharmaceuticals, LLC not held by Blockers will exchange their equity interests in Deciphera Pharmaceuticals, LLC in consideration for shares of common stock of Deciphera Pharmaceuticals, Inc.

As a result of these transactions, Deciphera Pharmaceuticals, LLC will become a wholly owned subsidiary of Deciphera Pharmaceuticals, Inc., a newly formed Delaware corporation. As part of the transactions, shareholders of Deciphera Pharmaceuticals, LLC will exchange their shares of Deciphera Pharmaceuticals, LLC for shares of Deciphera Pharmaceuticals, Inc. on a one-for-one basis.

The chart below shows, on a simplified basis, our organizational structure immediately prior to and immediately following the reorganization of the LLC entity structure, as described below.

The steps to the Conversion are as follows:

•	we recently formed a Delaware corporation, Deciphera Pharmaceuticals, Inc.;

•	Deciphera Pharmaceuticals, Inc. will create a Delaware corporation subsidiary for each Blocker, each referred to as a BE MergerSub, which will all be wholly owned subsidiaries of Deciphera Pharmaceuticals, Inc.;

•	Deciphera Pharmaceuticals, Inc. will create an additional Delaware corporation subsidiary, referred to as the LLC MergerSub, which will be a wholly owned subsidiary of Deciphera Pharmaceuticals, Inc.;

•	Deciphera Pharmaceuticals, Inc. will create a Delaware limited liability company subsidiary for each Blocker, each referred to as a Blocker LLC, which will all be wholly owned subsidiaries of Deciphera Pharmaceuticals, Inc.;

•	each BE MergerSub will merge with and into a Blocker, with each Blocker being the surviving entity;

•	each Blocker will merge with and into a Blocker LLC, with each Blocker LLC being the surviving entity;

•	the LLC MergerSub will merge with and into Deciphera Pharmaceuticals, LLC, with Deciphera Pharmaceuticals, LLC being the surviving entity, which will be a wholly owned subsidiary of Deciphera Pharmaceuticals, Inc., directly and indirectly; and

•	after these mergers, the Blocker LLCs and Deciphera Pharmaceuticals, LLC will be wholly owned by Deciphera Pharmaceuticals, Inc.

As part of the Conversion:

•	each outstanding series A preferred share of Deciphera Pharmaceuticals, LLC will be exchanged for one share of common stock of Deciphera Pharmaceuticals, Inc.;

•	each outstanding series B preferred share of Deciphera Pharmaceuticals, LLC will be exchanged for one share of common stock of Deciphera Pharmaceuticals, Inc. (provided that shares of common stock issuable to the Blockers will instead be issued to the equity owners of the Blockers);

•	each outstanding series C preferred share of Deciphera Pharmaceuticals, LLC will be exchanged for one share of common stock of Deciphera Pharmaceuticals, Inc. (provided that shares of common stock issuable to the Blockers will instead be issued to the equity owners of the Blockers); and

•	each equity incentive award (i.e., options and share appreciation rights) of Deciphera Pharmaceuticals, LLC exercisable for common shares will be exchanged for an equity incentive award to purchase the same number of shares of common stock of Deciphera Pharmaceuticals, Inc.

After the Conversion, we will be governed by an amended and restated certificate of incorporation to be filed with the Delaware Secretary of State and amended and restated bylaws. On the effective date of the Conversion, the members of the board of directors of Deciphera Pharmaceuticals, LLC will become the members of the board of directors of Deciphera Pharmaceuticals, Inc. and the officers of Deciphera Pharmaceuticals, LLC will become the officers of Deciphera Pharmaceuticals, Inc. The material portions of each of our amended and restated certificate of incorporation and bylaws are described in “Description of Capital Stock.”

For the convenience of the reader, except as otherwise indicated or the context otherwise requires, all information included in this prospectus is presented giving effect to the Conversion.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2017:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•	the Conversion, including the exchange of all outstanding preferred shares of Deciphera Pharmaceuticals, LLC for an aggregate of 4,323,044 shares of common stock of Deciphera Pharmaceuticals, Inc. immediately prior to the completion of this offering; and

•	the filing and effectiveness of our amended and restated certificate of incorporation; and

•	on a pro forma as adjusted basis to give further effect to our issuance and sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our financial statements and the related notes appearing at the end of this prospectus and the sections of this prospectus titled “Conversion,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	At June 30, 2017
	Actual	Pro Forma	Pro Forma As Adjusted
	(In thousands, except share and per share data)
Cash and cash equivalents	$93,992	$93,992	$

Notes payable to related party, including current portion	$1,575	$1,575	$

Convertible preferred shares (Series A, B-1, B-2 and C), no par value; 4,455,039 shares authorized, 4,323,044 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	244,538	—

Members’ deficit/stockholders’ equity:
Preferred stock, $0.01 par value; no shares authorized, issued or outstanding, actual; shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—
Common shares, no par value; 5,217,929 shares authorized, no shares issued or outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.01 par value; no shares authorized, issued or outstanding, actual; shares authorized, 4,323,044 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—	43
Additional paid-in capital	6,835	251,330
Accumulated deficit	(163,919)	(163,919)

Total (members’ deficit)/stockholders’ equity	(157,084)	87,454

Total capitalization	$89,029	$89,029	$

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total stockholders’ equity and total capitalization by $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total stockholders’ equity and total capitalization by $        million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions.

The table above does not include:

•	601,556 of our common shares issuable upon the exercise of options outstanding as of June 30, 2017 under our 2015 Equity Incentive Plan, at a weighted average exercise price of $17.55 per share;

•	125,616 of our common shares issuable upon the exercise of share appreciation rights outstanding as of June 30, 2017 under our 2015 Equity Incentive Plan, at a weighted average measurement price of $24.58 per share;

•	35,718 of our common shares available for future issuance under our 2015 Equity Incentive Plan as of June 30, 2017;

•	shares of our common stock reserved for issuance under our 2017 Stock Option and Incentive Plan, which will become effective upon the completion of this offering, as well as any future increases in the number of shares of our common stock reserved for issuance under our 2017 Stock Option and Incentive Plan; and

•	shares of our common stock reserved for issuance under our 2017 Employee Stock Purchase Plan, which will become effective upon completion of this offering, as well as any future increases in the number of shares of our common stock reserved for issuance under our 2017 Employee Stock Purchase Plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) and historical net tangible book value (deficit) per share have not been presented as there were no common shares outstanding as of June 30, 2017.

Our pro forma net tangible book value as of June 30, 2017 was $85.6 million, or $19.79 per share of our common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to the Conversion, including the exchange of all outstanding preferred shares of Deciphera Pharmaceuticals, LLC for an aggregate of 4,323,044 shares of common stock of Deciphera Pharmaceuticals, Inc. immediately prior to the completion of this offering. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of June 30, 2017 after giving effect to the pro forma adjustments described above.

After giving further effect to our issuance and sale of                  shares of our common stock in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2017 would have been $        million, or $        per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $        to existing stockholders and immediate dilution of $         in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of June 30, 2017	$19.79
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing common stock in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors purchasing common stock in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $        and dilution per share to new investors purchasing common stock in this offering by $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. An increase of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by $        and decrease the dilution per share to new investors purchasing common stock in this offering by $        , assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions. A decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease our pro forma as adjusted net tangible book value per share after this offering by $        and increase the dilution per share to new investors purchasing common stock in this offering by $        , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions.

If the underwriters fully exercise their option to purchase                  additional shares of common stock in this offering, our pro forma as adjusted net tangible book value per share after this offering would be $         and

the dilution in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering would be $        , assuming no change in the initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of June 30, 2017, on the pro forma as adjusted basis described above, the total number of shares of common stock purchased from us on an as converted to common stock basis, the total consideration paid or to be paid, and the average price per share paid or to be paid by existing stockholders and by new investors in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased			Total Consideration				Average Price Per Share
	Number	Percent		Amount		Percent
Existing stockholders	4,323,044		%		$246,977,288		%		$57.13
New investors								$

Total		100.0%		$		100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $          million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by      percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by      percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $          million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by      percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by      percentage points, assuming no change in the assumed initial public offering price per share.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is fully exercised, the number of shares of our common stock held by existing stockholders would be reduced to             % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors purchasing common stock in this offering would be increased to             % of the total number of shares of our common stock outstanding after this offering.

The table above is based on no shares of common stock outstanding as of June 30, 2017 and gives effect to the Conversion, including the exchange of all outstanding preferred shares of Deciphera Pharmaceuticals, LLC for an aggregate of 4,323,044 shares of common stock of Deciphera Pharmaceuticals, Inc. immediately prior to the completion of this offering.

The table above does not include:

•	601,556 of our common shares issuable upon the exercise of options outstanding as of June 30, 2017 under our 2015 Equity Incentive Plan, at a weighted average exercise price of $17.55 per share;

•	125,616 of our common shares issuable upon the exercise of share appreciation rights outstanding as of June 30, 2017 under our 2015 Equity Incentive Plan, at a weighted average measurement price of $24.58 per share;

•	35,718 of our common shares available for future issuance under our 2015 Equity Incentive Plan as of June 30, 2017;

•	shares of our common stock reserved for issuance under our 2017 Stock Option and Incentive Plan, which will become effective upon the completion of this offering, as well as any future increases in the number of shares of our common stock reserved for issuance under our 2017 Stock Option and Incentive Plan; and

•	shares of our common stock reserved for issuance under our 2017 Employee Stock Purchase Plan, which will become effective upon completion of this offering, as well as any future increases in the number of shares of our common stock reserved for issuance under our 2017 Employee Stock Purchase Plan.

If additional common shares are issued in connection with the exercise of outstanding options or share appreciation rights, if new common share options or share appreciation rights are issued under our equity incentive plan, or if we issue additional shares of common stock in the future, there will be further dilution to investors purchasing common stock in this offering.

SELECTED FINANCIAL DATA

The following information is presented for Deciphera Pharmaceuticals, LLC, which will become a wholly owned subsidiary of Deciphera Pharmaceuticals, Inc., the entity whose shares are being offered hereby. You should read the following selected financial data together with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the statement of operations data for the years ended December 31, 2015 and 2016 and the balance sheet data as of December 31, 2015 and 2016 from our audited financial statements appearing at the end of this prospectus. We have derived the statement of operations data for the six months ended June 30, 2016 and 2017 and the balance sheet data as of June 30, 2017 from our unaudited interim financial statements appearing at the end of this prospectus. The unaudited interim financial statements have been prepared on the same basis as the audited financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the financial information included in those unaudited interim financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results for the six months ended June 30, 2017 are not necessarily indicative of results to be expected for the full year or any other period.

	Year Ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenue	$—	$—	$—	$—

Operating expenses:
Research and development	12,475	20,163	8,909	14,105
General and administrative	5,135	5,675	2,328	4,311

Total operating expenses	17,610	25,838	11,237	18,416

Loss from operations	(17,610)	(25,838)	(11,237)	(18,416)

Other income (expense):
Interest expense	(2,209)	(106)	(55)	(49)
Other income, net	3	4	8	131

Total other income (expense), net	(2,206)	(102)	(47)	82

Net loss	$(19,816)	$(25,940)	$(11,284)	$(18,334)

Net loss attributable to Series A convertible preferred shareholders—basic and diluted(1)	$(19,816)	$(25,940)	$(11,284)	$(18,334)

Net loss per share attributable to Series A convertible preferred shareholders—basic and diluted(1)	$(26.37)	$(12.61)	$(5.48)	$(8.91)

Weighted average Series A convertible preferred shares outstanding—basic and diluted(1)	751,451	2,057,750	2,057,750	2,057,750

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)(2)		$(8.18)		$(4.96)

Pro forma weighted average common shares outstanding—basic and diluted (unaudited)(2)		3,171,718		3,698,907

(1)

We did not have any common shares outstanding during the years ended December 31, 2015 and 2016 or during the six months ended June 30, 2016 and 2017. Net loss attributable to Series A convertible preferred shareholders and basic and diluted net loss per share attributable to Series A convertible preferred shareholders have been presented in our statements of operations and comprehensive loss for the years ended December 31, 2015 and 2016 and the six months ended June 30, 2016 and 2017 because series A preferred shares represent the most subordinated share class outstanding during those periods. See Note 10 to our financial statements appearing at the end of this prospectus for further details on the calculation of basic and diluted net loss per share attributable to Series A convertible preferred shareholders.
(2)	Immediately prior to the completion of this offering, we will complete a series of transactions pursuant to which Deciphera Pharmaceuticals, LLC will become a wholly owned subsidiary of Deciphera Pharmaceuticals, Inc., a newly formed Delaware corporation. As part of the transactions, shareholders of Deciphera Pharmaceuticals, LLC will exchange their shares of Deciphera Pharmaceuticals, LLC for shares of Deciphera Pharmaceuticals, Inc. on a one-for-one basis. These transactions are collectively referred to as the Conversion. See the section of this prospectus titled “Conversion.” The unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2016 and the six months ended June 30, 2017 have been prepared to give effect to the exchange of all outstanding preferred shares of Deciphera Pharmaceuticals, LLC for shares of common stock of Deciphera Pharmaceuticals, Inc. upon the Conversion as if the Conversion had occurred on the later of January 1, 2016 or the issuance date of the preferred shares. See Note 10 to our financial statements appearing at the end of this prospectus for further details on the calculation of pro forma basic and diluted net loss per share attributable to common stockholders.

	At December 31,		At June 30, 2017
	2015	2016
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$25,777	$57,461	$93,992
Working capital(1)	23,333	53,695	86,370
Total assets	26,790	58,945	97,060
Notes payable to related party, including current portion	1,866	1,668	1,575
Convertible preferred shares	137,368	192,667	244,538
Total members’ deficit	(115,307)	(139,760)	(157,084)

(1)	We define working capital as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion represents the financial results of Deciphera Pharmaceuticals, LLC, which will become a wholly owned subsidiary of Deciphera Pharmaceuticals, Inc., the entity whose shares are being offered hereby. You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Selected Financial Data” and our financial statements and related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a clinical-stage biopharmaceutical company developing new drugs to improve the lives of cancer patients by addressing key mechanisms of drug resistance that limit the rate and durability of response of many cancer therapies. Our targeted, small molecule drug candidates, designed using our proprietary kinase switch control inhibitor platform, inhibit the activation of kinases, an important family of enzymes, that, when mutated or over expressed, are known to be directly involved in the growth and spread of many cancers. We have built a diverse pipeline of wholly owned, orally administered drug candidates that include three clinical-stage and two research-stage programs.

Since our inception in 2003, we have focused substantially all of our efforts and financial resources on organizing and staffing our company, business planning, raising capital, developing product and technology rights, and conducting research and development activities for our drug candidates. We do not have any products approved for sale and have not generated any revenue from product sales. To date, we have funded our operations primarily with proceeds from the sales of preferred shares, proceeds from the issuance of convertible notes, payments received under a concluded collaboration agreement, borrowings under a construction loan and research and development grants from the Kansas Bioscience Authority, or KBA. Through June 30, 2017, we received net proceeds of $227.6 million from sales of our preferred shares (including proceeds from convertible notes, which converted into preferred shares in 2015), $31.1 million under a concluded collaboration agreement, $2.8 million under a construction loan and $1.9 million in research and development grants from the KBA.

Since our inception, we have incurred significant operating losses. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of our drug candidates. Our net loss was $19.8 million for the year ended December 31, 2015, $25.9 million for the year ended December 31, 2016 and $18.3 million for the six months ended June 30, 2017. As of June 30, 2017, we had an accumulated deficit of $163.9 million. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We expect that our expenses and capital requirements will increase substantially in connection with our ongoing activities, particularly as we:

•	continue enrollment in and proceed with the expansion cohorts of our Phase 1 clinical trial for DCC-2618;

•	prepare for and initiate our planned pivotal Phase 3 clinical trials of DCC-2618;

•	advance our planned clinical programs for DCC-3014 and rebastinib;

•	develop any other future drug candidates we may choose to pursue;

•	continue research and development and drug discovery and initiate additional clinical trials;

•	seek marketing approval for any of our drug candidates that successfully complete clinical development;

•	develop and scale up our capabilities to support our ongoing preclinical activities and clinical trials for our drug candidates and commercialization of any of our drug candidates for which we obtain marketing approval;

•	maintain, expand, protect and enforce our intellectual property portfolio;

•	develop and expand our sales, marketing and distribution capabilities for our drug candidates for which we obtain marketing approval, if any; and

•	expand our operational, financial and management systems and increase personnel, including to support our clinical development and commercialization efforts and our operations as a public company.

We will not generate revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for our drug candidates. If we obtain regulatory approval for any of our drug candidates and do not enter into a commercialization partnership, we expect to incur significant expenses related to developing our internal commercialization capability to support product sales, marketing and distribution. Further, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our drug candidates.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

As of June 30, 2017, we had cash and cash equivalents of $94.0 million. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses, capital expenditure requirements and debt service payments through                . See “—Liquidity and Capital Resources.”

The Conversion

Immediately prior to the completion of this offering, we will complete a series of transactions pursuant to which Deciphera Pharmaceuticals, LLC will become a wholly owned subsidiary of Deciphera Pharmaceuticals, Inc., a newly formed Delaware corporation. See “Conversion.”

Components of Our Results of Operations

Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products in the foreseeable future. If our development efforts for our drug candidates are successful and result in regulatory approval, we may generate revenue in the future from product sales. If we enter into license or collaboration agreements for any of our drug candidates or intellectual property, we may generate revenue in the future from payments as a result of such license or collaboration agreements. To date, all of our revenue has been derived from a concluded collaboration agreement and research and development grants from the KBA. We cannot predict if, when, or to what extent we will generate revenue from the commercialization and sale of our drug candidates. We may never succeed in obtaining regulatory approval for any of our drug candidates.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, including our drug discovery efforts, and the development of our drug candidates, which include:

•	employee-related expenses, including salaries, related benefits, travel and share-based compensation expense for employees engaged in research and development functions;

•	expenses incurred in connection with the preclinical and clinical development of our drug candidates, including under agreements with contract research organizations, or CROs;

•	the cost of consultants and contract manufacturing organizations, or CMOs, that manufacture drug products for use in our preclinical studies and clinical trials; and

•	facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance and supplies.

We expense research and development costs to operations as incurred. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed.

Our direct research and development expenses are tracked on a program-by-program basis and consist primarily of external costs, such as fees paid to consultants, central laboratories, contractors, CMOs and CROs in connection with our preclinical and clinical development activities. We do not allocate employee costs, costs associated with our proprietary kinase switch control inhibitor platform technology or facility expenses, including depreciation or other indirect costs, to specific product development programs because these costs are deployed across multiple product development programs and, as such, are not separately classified.

The table below summarizes our research and development expenses incurred by development program:

	Year Ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
	(in thousands)
DCC-2618	$3,309	$6,791	$1,956	$7,062
DCC-3014	1,043	2,766	1,768	1,279
Rebastinib	571	1,019	491	214
Discontinued program	3,307	3,584	2,329	470
Unallocated expenses	4,245	6,003	2,365	5,080

Total research and development expenses	$12,475	$20,163	$8,909	$14,105

Drug candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will increase substantially in connection with our planned clinical and preclinical development activities in the near term and in the future. At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the preclinical and clinical development of any of our drug candidates.

The successful development and commercialization of our drug candidates is highly uncertain. This is due to the numerous risks and uncertainties, including the following:

•	successful completion of preclinical studies and clinical trials;

•	receipt and related terms of marketing approvals from applicable regulatory authorities;

•	raising additional funds necessary to complete clinical development of and commercialize our drug candidates;

•	obtaining and maintaining patent, trade secret and other intellectual property protection and regulatory exclusivity for our drug candidates;

•	making arrangements with third-party manufacturers, or establishing manufacturing capabilities, for both clinical and commercial supplies of our drug candidates;

•	developing and implementing marketing and reimbursement strategies;

•	establishing sales, marketing and distribution capabilities and launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;

•	acceptance of our products, if and when approved, by patients, the medical community and third-party payors;

•	effectively competing with other therapies;

•	the ability to obtain clearance or approval of companion diagnostic tests, if required, on a timely basis, or at all;

•	obtaining and maintaining third-party coverage and adequate reimbursement;

•	protecting and enforcing our rights in our intellectual property portfolio; and

•	maintaining a continued acceptable safety profile of the products following approval.

A change in the outcome of any of these variables with respect to the development of any of our drug candidates would significantly change the costs and timing associated with the development of that drug candidate. We may never succeed in obtaining regulatory approval for any of our drug candidates.

Research and development activities are central to our business model. Drug candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect research and development costs to increase significantly for the foreseeable future as our drug candidate development programs progress. However, we do not believe that it is possible at this time to accurately project total program-specific expenses through commercialization. There are numerous factors associated with the successful commercialization of any of our drug candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. Additionally, future commercial and regulatory factors beyond our control will impact our clinical development programs and plans.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs, including share-based compensation, for personnel in executive, finance and administrative functions. General and administrative expenses also include direct and allocated facility-related costs as well as professional fees for legal, patent, consulting, accounting and audit services.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of our drug candidates. We also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance, and director and officer insurance costs as well as investor and public relations expenses associated with operating as a public company.

Other Income (Expense)

Interest Expense

Interest expense consists of interest accrued on convertible notes outstanding during 2015, all of which notes and accrued interest were converted into preferred shares in September 2015, and interest expense associated with an outstanding construction loan from a related party. See “—Liquidity and Capital Resources—Construction Loan.”

Other Income, Net

Other income, net, consists of insignificant amounts of miscellaneous income and expenses unrelated to our core operations.

Income Taxes

Because we have been treated as a partnership for tax purposes, we have not been subject to U.S. federal or state income taxation. As a result, since our inception, we have not recorded any U.S. federal or state income tax benefits for the net losses we have incurred in each year or for our earned research and development tax credits.

Upon the Conversion, we will be subject to typical corporate U.S. federal and state income taxation; however, we will not have net operating loss carryforwards from periods in which we were taxed as a partnership available to offset taxable income earned in future periods in which we will be treated as a corporation. To the extent we incur operating losses in future periods in which we are treated as a corporation for tax purposes, net operating loss carryforwards may generally be used by us to offset cash taxes on future taxable income, subject to applicable tax laws.

Critical Accounting Policies and Significant Judgments and Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of our financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our financial statements appearing at the end of this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Accrued Research and Development Expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our applicable personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. The majority of our service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advance payments. We make estimates of our accrued expenses as of each balance sheet date in the financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of the estimates with the service providers and make adjustments if necessary. Examples of estimated accrued research and development expenses include fees paid to:

•	vendors in connection with the preclinical development activities;

•	CMOs in connection with the production of preclinical and clinical trial materials;

•	CROs in connection with preclinical and clinical studies; and

•	investigative sites in connection with clinical trials.

We base our expenses related to preclinical studies and clinical trials on our estimates of the services received and efforts expended pursuant to quotes and contracts with multiple research institutions and CROs that conduct and manage preclinical studies and clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or prepaid expense accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

Share-Based Compensation

We measure all common share options and other share-based awards granted to employees and directors based on the fair value on the date of the grant and recognize compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective award. We have granted share options and share appreciation rights, or SARs, with service conditions that only become exercisable upon the earliest to occur of (i) a change in control event, (ii) a Conversion Event (as defined in our 2015 Equity Incentive Plan) or (iii), with respect to share options only, 30 days prior to award expiration. Therefore, all such share option and SAR awards are considered to include performance conditions as well as service conditions. The graded-vesting method is applied to all awards with both service and performance conditions. Because the form of settlement of SARs is within our control, and because we have historically not settled the awards in cash, we account for SARs as equity-classified awards.

We estimate the fair value of each share-based award using the Black-Scholes option-pricing model, which uses as inputs the fair value of our common shares and assumptions we make for the volatility of our common shares, the expected term of our common share options and SARs, the risk-free interest rate for a period that approximates the expected term of our common share options and SARs and our expected dividend yield.

Determination of the Fair Value of Common Shares

As there has been no public market for our common shares to date, the estimated fair value of our common shares has been determined by our board of directors as of the date of each award grant, with input from management, considering our most recently available third-party valuations of common shares and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our common share valuations were prepared using a hybrid method, which used market approaches to estimate our total equity value. The hybrid method is a probability-weighted expected return method, or PWERM, where the equity value in one or more of the scenarios is calculated using an option pricing method, or OPM. The OPM treats common shares and preferred shares as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common shares have value only if the funds available for distribution to shareholders exceeded the value of the preferred shares liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. The PWERM is a scenario-based methodology that estimates the fair value of common shares based upon an analysis of future values for the company, assuming various outcomes. The common share value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of shares. The future value of the common shares under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common shares. These third-party valuations were performed at various dates, which resulted in valuations of our common shares of $22.27 per share as of June 30, 2016, $25.99 per share as of December 31, 2016 and $34.60 per share as of April 30, 2017. In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common shares as of each grant date, which may be a date later than the most recent third-party valuation date, including:

•	the prices at which we sold shares of preferred shares and the superior rights and preferences of the preferred shares relative to our common shares at the time of each grant;

•	the progress of our research and development programs, including the status of preclinical studies and clinical trials for our drug candidates;

•	our stage of development and commercialization and our business strategy;

•	external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

•	our financial position, including cash on hand, and our historical and forecasted performance and operating results;

•	the lack of an active public market for our common shares and our preferred shares;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or a sale of our company in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our share-based compensation expense could be materially different.

Following the closing of this offering, the fair value of our common stock will be determined based on the quoted market price of our common stock.

Grants of Share-Based Awards

The following table sets forth by grant date the number of common shares subject to options or SARs granted between July 1, 2016 and July 31, 2017, the per share exercise price of the options or measurement price of the SARs, the fair value per common share on each grant date, and the per share estimated fair value of the award:

Grant Date	Type of Award	Number of Shares	Per Share Exercise Price or Measurement Price of Award	Fair Value per Common Share on Grant Date	Per Share Estimated Fair Value of Award
September 27, 2016	SAR	29,726	$22.27	$22.27	$14.78
September 27, 2016	Option	76,472	$22.27	$22.27	$14.64
October 21, 2016	Option	42,575	$22.27	$22.27	$14.70
January 4, 2017	SAR	3,000	$22.27	$22.27	$14.92
February 20, 2017	SAR	2,150	$25.99	$25.99	$17.41
March 31, 2017	SAR	1,500	$25.99	$25.99	$17.41
June 4, 2017	Option	115,132	$34.60	$34.60	$22.79
June 4, 2017	SAR	49,830	$34.60	$34.60	$22.90
June 21, 2017	SAR	5,400	$34.60	$34.60	$23.00

Results of Operations

Comparison of the Six Months Ended June 30, 2016 and 2017

The following table summarizes our results of operations for the six months ended June 30, 2016 and 2017:

	Six Months Ended June 30,		Change
	2016	2017
	(in thousands)
Revenue	$—	$—	$—

Operating expenses:
Research and development	8,909	14,105	5,196
General and administrative	2,328	4,311	1,983

Total operating expenses	11,237	18,416	7,179

Loss from operations	(11,237)	(18,416)	(7,179)

Other income (expense):
Interest expense	(55)	(49)	6
Other income, net	8	131	123

Total other income (expense), net	(47)	82	129

Net loss	$(11,284)	$(18,334)	$(7,050)

Research and Development Expenses

	Six Months Ended June 30,		Change
	2016	2017
	(in thousands)
Direct research and development expenses by program:
DCC-2618	$1,956	$7,062	$5,106
DCC-3014	1,768	1,279	(489)
Rebastinib	491	214	(277)
Discontinued program	2,329	470	(1,859)
Unallocated expenses:
Personnel related (including share-based compensation)	1,781	3,305	1,524
Facility related and other	584	1,775	1,191

Total research and development expenses	$8,909	$14,105	$5,196

Expenses related to our DCC-2618 program increased primarily as a result of increases in clinical trial costs of $2.7 million and manufacturing costs of $2.5 million. The increase in clinical trial costs was due to increased patient enrollment in the dose escalation stage of our Phase 1 clinical trial of DCC-2618, which was initiated in the fourth quarter of 2015. In addition, the expansion cohorts of our Phase 1 clinical trial of DCC-2618 began enrollment in May 2017. Manufacturing costs increased in preparation for the expansion cohorts and planned pivotal Phase 3 trials.

Expenses related to our DCC-3014 program decreased primarily as a result of a decrease in preclinical costs of $1.1 million and a decrease in manufacturing costs of $0.2 million, partially offset by an increase in clinical trial costs of $0.8 million. The decrease in preclinical costs was primarily due to costs incurred in the prior year to support our investigational new drug application, or IND, submitted to the U.S. Food and Drug Administration, or FDA, in the fourth quarter of 2016. The decrease in manufacturing costs was primarily due to costs incurred in the prior year to increase our supply of clinical trial material in preparation for the initiation of the dose escalation stage of our Phase 1 clinical trial of DCC-3014, following our IND going into effect in the fourth quarter of 2016. The increase in clinical trial costs was primarily due to the initiation of the dose escalation stage of our Phase 1 clinical trial of DCC-3014 in the first quarter of 2017.

Expenses related to our discontinued program decreased due to decreases in manufacturing costs of $1.3 million, in clinical trial costs of $0.4 million and in preclinical costs of $0.2 million. These decreases were related to the decision to wind-down our discontinued program in the fourth quarter of 2016.

The increase in personnel-related costs included in unallocated expenses was due to an increase in headcount in our research and development function. Personnel-related costs for the six months ended June 30, 2016 and 2017 included share-based compensation expense of $0.2 million and $0.3 million, respectively. The increase in facility-related and other costs included in unallocated expenses was primarily due to increased costs of $0.7 million incurred in connection with our early-stage drug discovery programs and increased consultant fees of $0.2 million.

General and Administrative Expenses

	Six Months Ended June 30,		Change
	2016	2017
	(in thousands)
Personnel related (including share-based compensation)	$1,000	$2,128	$1,128
Professional and consultant fees	1,061	1,678	617
Facility related and other	267	505	238

Total general and administrative expenses	$2,328	$4,311	$1,983

The increase in personnel-related costs was primarily a result of an increase in headcount. Personnel-related costs for the six months ended June 30, 2016 and 2017 included share-based compensation expense of $0.3 million and $0.7 million, respectively. The increase in professional and consultant fees was primarily due to an increase in various advisory fees, including those related to recruiting and business development.

Comparison of the Years Ended December 31, 2015 and 2016

The following table summarizes our results of operations for the years ended December 31, 2015 and 2016:

	Year Ended December 31,		Change
	2015	2016
	(in thousands)
Revenue	$—	$—	$—

Operating expenses:
Research and development	12,475	20,163	7,688
General and administrative	5,135	5,675	540

Total operating expenses	17,610	25,838	8,228

Loss from operations	(17,610)	(25,838)	(8,228)

Other income (expense):
Interest expense	(2,209)	(106)	2,103
Other income, net	3	4	1

Total other expense, net	(2,206)	(102)	2,104

Net loss	$(19,816)	$(25,940)	$(6,124)

Research and Development Expenses

	Year Ended December 31,		Change
	2015	2016
	(in thousands)
Direct research and development expenses by program:
DCC-2618	$3,309	$6,791	$3,482
DCC-3014	1,043	2,766	1,723
Rebastinib	571	1,019	448
Discontinued program	3,307	3,584	277
Unallocated expenses:
Personnel related (including share-based compensation)	3,677	4,444	767
Facility related and other	568	1,559	991

Total research and development expenses	$12,475	$20,163	$7,688

Expenses related to our DCC-2618 program increased primarily as a result of increases in clinical trial costs of $1.9 million and manufacturing costs of $2.1 million, both partially offset by a decrease in preclinical costs of $0.5 million. The increase in clinical trial costs and manufacturing costs was primarily due to costs associated with the dose escalation stage of our Phase 1 clinical trial of DCC-2618, which was initiated in the fourth quarter of 2015. Manufacturing costs also increased in preparation for the planned expansion cohorts of our Phase 1 clinical trial of DCC-2618, which began enrollment in May 2017. These increases were partially offset by a decrease in preclinical activities related to the completion of our toxicology studies in 2015.

Expenses related to our DCC-3014 program increased primarily as a result of an increase in manufacturing costs of $1.0 million and an increase in preclinical activities of $0.6 million. The increase in manufacturing costs primarily resulted from an increase in our supply of clinical trial material in preparation for the initiation of the dose escalation stage of our Phase 1 clinical trial of DCC-3014, following our IND going into effect in the fourth quarter of 2016. The increase in preclinical costs was primarily due to activities supporting our IND filing with the FDA.

Expenses related to our rebastinib program increased for the year ended December 31, 2016 compared to the year ended December 31, 2015 primarily due to an increase in research expenses of $0.4 million to help assess potential indications for use of rebastinib in human studies and an increase in manufacturing costs of $0.2 million to support future clinical studies.

The increase in personnel-related costs included in unallocated expenses was due to an increase in headcount in our research and development function, partially offset by a decrease in share-based compensation. Personnel-related costs for the years ended December 31, 2015 and 2016 included share-based compensation expense of $1.4 million and $0.5 million, respectively. The increase in facility-related and other costs included in unallocated expenses was primarily due to increased costs of $0.5 million incurred in connection with our early-stage drug discovery programs. Facility-related and other costs also increased by $0.4 million due to new lease agreements for our Lawrence, Kansas and Waltham, Massachusetts facilities, which we entered into in 2015 and 2016, respectively, and increased utilization of our space by our research and development personnel.

General and Administrative Expenses

	Year Ended December 31,		Change
	2015	2016
	(in thousands)
Personnel related (including share-based compensation)	$2,476	$2,816	$340
Professional and consultant fees	2,141	2,103	(38)
Facility related and other	518	756	238

Total general and administrative expenses	$5,135	$5,675	$540

General and administrative expenses increased primarily due to an increase in personnel-related costs as a result of an increase in headcount, partially offset by a decrease in share-based compensation. Personnel-related costs for the years ended December 31, 2015 and 2016 included share-based compensation expense of $1.2 million and $0.9 million, respectively.

Interest Expense

Interest expense was $2.2 million for the year ended December 31, 2015, compared to $0.1 million for the year ended December 31, 2016. The decrease of $2.1 million in interest expense was due to the conversion of outstanding debt from our investors into preferred shares in September 2015.

Liquidity and Capital Resources

Since our inception, we have incurred significant operating losses. We have generated limited revenue to date from a concluded collaboration agreement and research and development grants from the KBA. We have not yet commercialized any of our drug candidates and we do not expect to generate revenue from sales of any drug candidates for several years, if at all. To date, we have funded our operations with proceeds from the sales of preferred shares, proceeds from the issuance of convertible notes, payments received under a concluded collaboration agreement, borrowings under a construction loan and research and development grants from the KBA. Through June 30, 2017, we had received net proceeds of $227.6 million from our sales of preferred shares (including proceeds from convertible notes, which converted into preferred shares in 2015), $31.1 million under a concluded collaboration agreement, $2.8 million under a construction loan and $1.9 million in research and development grants from the KBA. As of June 30, 2017, we had cash and cash equivalents of $94.0 million.

Cash Flows

The following table summarizes our sources and uses of cash for each of the periods presented:

	Year Ended		Six Months Ended
	December 31,		June 30,
	2015	2016	2016	2017
	(in thousands)
Cash used in operating activities	$(13,269)	$(23,090)	$(9,751)	$(15,083)
Cash used in investing activities	(142)	(223)	(17)	(74)
Cash provided by (used in) financing activities	38,418	54,997	(104)	51,688

Net increase (decrease) in cash and cash equivalents	$25,007	$31,684	$(9,872)	$36,531

Operating Activities

During the six months ended June 30, 2017, operating activities used $15.1 million of cash, primarily resulting from our net loss of $18.3 million, offset by non-cash charges of $1.1 million and cash provided by changes in our operating assets and liabilities of $2.2 million. Net cash provided by changes in our operating assets and liabilities for the six months ended June 30, 2017 consisted primarily of a $1.9 million increase in accounts payable and accrued expenses and a decrease in prepaid expenses and other current assets of $0.2 million.

During the six months ended June 30, 2016, operating activities used $9.8 million of cash, primarily resulting from our net loss of $11.3 million, offset by non-cash charges of $0.5 million and cash provided by changes in our operating assets and liabilities of $1.0 million. Net cash provided by changes in our operating assets and liabilities for the six months ended June 30, 2016 consisted primarily of a $1.1 million increase in accounts payable and accrued expenses.

During the year ended December 31, 2016, operating activities used $23.1 million of cash, primarily resulting from our net loss of $25.9 million, partially offset by non-cash charges of $1.6 million and cash provided by changes in our operating assets and liabilities of $1.3 million. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2016 consisted primarily of a $1.5 million increase in accounts payable and accrued expenses, partially offset by an increase in prepaid expenses and other current assets of $0.2 million.

During the year ended December 31, 2015, operating activities used $13.3 million of cash, primarily resulting from our net loss of $19.8 million, partially offset by non-cash charges of $4.7 million and cash provided by changes in our operating assets and liabilities of $1.8 million. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2015 consisted primarily of a $2.3 million increase in accounts payable and accrued expenses, partially offset by an increase in prepaid expenses and other current assets of $0.5 million.

Changes in accounts payable, accrued expenses and prepaid expenses in all periods were generally due to growth in our business and the timing of vendor invoicing and payments.

Investing Activities

During the six months ended June 30, 2017 and 2016, we used $0.1 million and less than $0.1 million, respectively, to purchase property and equipment. During the years ended December 31, 2016 and 2015, we used $0.2 million and $0.1 million, respectively, to purchase property and equipment.

Financing Activities

During the six months ended June 30, 2017, net cash provided by financing activities was $51.7 million, consisting primarily of net proceeds of $52.1 million from the sale of series C preferred shares, offset by $0.3 million of payments of initial public offering costs and $0.1 million of repayments of notes payable to a related party.

During the six months ended June 30, 2016, net cash used by financing activities was $0.1 million and consisted of repayments of notes payable to a related party.

During the year ended December 31, 2016, net cash provided by financing activities was $55.0 million, consisting primarily of net proceeds of $55.3 million from the sale of series B-2 preferred shares, partially offset by $0.2 million of repayments of notes payable to a related party.

During the year ended December 31, 2015, net cash provided by financing activities was $38.4 million, consisting primarily of net proceeds of $31.1 million from the sale of series B-1 preferred shares and proceeds of $7.6 million from the issuance of convertible notes to related parties, partially offset by $0.2 million of repayments of notes payable to a related party.

Construction Loan

We are party to a loan agreement and a security agreement, each dated as of June 11, 2010, with Clinical Reference Laboratory, Inc., or CRL, a related party. The loan was assigned to CHC, Inc., a related party, in December 2016. As of December 31, 2016 and June 30, 2017, there was $1.7 million and $1.6 million, respectively, in principal outstanding under the loan. See “Certain Relationships and Related Person Transactions.”

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities and clinical trials for our drug candidates in development. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. The timing and amount of our operating expenditures will depend largely on:

•	the timing and progress of preclinical and clinical development activities;

•	successful enrollment in and completion of clinical trials;

•	the timing and outcome of regulatory review of our drug candidates;

•	the cost to develop companion diagnostics as needed for each of our drug candidates;

•	our ability to establish agreements with third-party manufacturers for clinical supply for our clinical trials and, if any of our drug candidates are approved, commercial manufacturing;

•	addition and retention of key research and development personnel;

•	our efforts to enhance operational, financial and information management systems, and hire additional personnel, including personnel to support development of our drug candidates;

•	the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our drug candidates for which we obtain marketing approval;

•	the legal patent costs involved in prosecuting patent applications and enforcing patent claims and other intellectual property claims; and

•	the terms and timing of any collaboration, license or other arrangement, including the terms and timing of any milestone payments thereunder.

As of June 30, 2017, we had cash and cash equivalents of $94.0 million. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses, capital expenditure requirements and debt service payments through                 . We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. We do not currently have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or drug candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our research, product development or future commercialization efforts or grant rights to develop and market drug candidates that we would otherwise prefer to develop and market ourselves.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2016 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due By Period
	Total	Less Than 1 Year	1 to 3 Years	4 to 5 Years	More Than 5 Years
	(in thousands)
Operating lease commitments(1)	$1,873	$544	$1,055	$274	$—
Notes payable to related party(2)	2,119	282	531	485	821

Total	$3,992	$826	$1,586	$759	$821

(1)	Reflects payments due for our lease of office and laboratory space in Lawrence, Kansas under operating lease agreements that expire at various dates through 2020 and for our sublease agreement for corporate office space in Waltham, Massachusetts that expires in 2019. In August 2017, we entered into a lease for additional office space in Lawrence, Kansas, effective September 1, 2017, that expires in December 2020, with annual payments due of less than $0.1 million. Such payments are not reflected in the table.
(2)	Reflects the contractually required principal and interest payments payable pursuant to our outstanding construction loan. See “Certain Relationships and Related Person Transactions.”

We enter into contracts in the normal course of business with various third parties for clinical trials, preclinical research studies and testing, manufacturing and other services and products for operating purposes. These contracts provide for termination upon notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including non-cancellable obligations of our service providers, up to the date of cancellation. These payments are not included in the table of contractual obligations above.

Pursuant to the terms of our research and development grants from the KBA, we may be required to repay some or all of the financial assistance received thereunder if certain conditions are met. As we do not consider repayment related to the KBA grants to be probable, we have not included a related obligation in the table above.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our financial statements appearing at the end of this prospectus.

Quantitative and Qualitative Disclosures about Market Risks

Our cash and cash equivalents as of June 30, 2017 consisted of cash and money market accounts. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of interest rates. Because of the short-term nature of the instruments in our portfolio, a sudden change in market interest rates would not be expected to have a material impact on our financial position or results of operations. As of June 30, 2017, our outstanding indebtedness accrued interest at a fixed interest rate. As a result, a change in market interest rates would not have had any impact on our financial position or results of operations.

Emerging Growth Company Status

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have irrevocably elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards when they are required to be adopted by public companies that are not emerging growth companies.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company developing new drugs to improve the lives of cancer patients by addressing key mechanisms of drug resistance that limit the rate and durability of response of many cancer therapies. Our targeted, small molecule drug candidates, designed using our proprietary kinase switch control inhibitor platform, inhibit the activation of kinases, an important family of enzymes, that when mutated or over expressed, are known to be directly involved in the growth and spread of many cancers. We have built a diverse pipeline of wholly owned, orally administered drug candidates that includes three clinical-stage and two research-stage programs. We have designed our lead drug candidate DCC-2618 to inhibit the full spectrum of mutant or amplified KIT and PDGFRα kinases that drive cancers such as gastrointestinal stromal tumors, or GIST. We are studying DCC-2618 in an ongoing Phase 1 trial in patients with advanced malignancies. We presented results from the dose escalation stage of this Phase 1 trial in June 2017 at the 2017 American Society of Clinical Oncology Annual Meeting, or 2017 ASCO Meeting, that demonstrate clinical proof-of-concept at well tolerated doses in 38 heavily pre-treated patients with KIT- or PDGFRα-driven GIST. We are opening expansion cohorts in this Phase 1 trial to study DCC-2618 in patients with different stages of GIST, as well as in patients with advanced systemic mastocytosis, or ASM, gliomas, including glioblastoma multiforme, or GBM, and other solid tumors driven by KIT or PDGFRα. We expect to report initial data from some of these expansion cohorts in 2018. We expect to initiate enrollment in a pivotal Phase 3 trial in fourth-line GIST, where there are currently no approved therapies, in the first half of 2018 and a second pivotal Phase 3 trial in second-line GIST comparing DCC-2618 to sunitinib in the second half of 2018. Initiation of such Phase 3 trials is subject to data from our ongoing Phase 1 trial and timely submission of certain toxicology reports. We are also developing two other clinical-stage, small molecule drug candidates, DCC-3014 and rebastinib, as immuno-oncology kinase, or immunokinase, switch control inhibitors targeting colony stimulating factor receptor 1, or CSF1R, and TIE2 kinase, respectively. Both drug candidates are in Phase 1 trials. We believe our proprietary kinase switch control inhibitor platform, supported by our world-class management team, enables us to develop advanced, differentiated, kinase inhibitors that may provide significant benefits to cancer patients.

As presented at the 2017 ASCO Meeting, in our ongoing Phase 1 trial of DCC-2618, we observed in GIST patients shown to harbor a broad range of KIT and PDGFRα mutations who received at least 100 mg of DCC-2618 daily a disease control rate, or DCR, of 85% at eight weeks in 27 patients, 78% at 12 weeks in 23 patients and 60% at 24 weeks in 15 patients. Disease control includes stable disease, partial responses and complete responses measured by computerized tomography, or CT scan, or magnetic resonance imaging, or MRI scan, and assessed by Response Evaluation Criteria in Solid Tumors, or RECIST. DCR is the proportion of treated patients that exhibit disease control at a point in time. Based on these results and analysis of the plasma drug exposure achieved at the various doses and regimens administered, we have selected a dose of 150 mg once daily, or QD, for our DCC-2618 pivotal trials.

Kinase inhibitors have become an important class of cancer therapies. Since the first U.S. Food and Drug Administration, or FDA, approval of a kinase inhibitor in 2001, a total of 34 kinase inhibitors have been approved in the United States for the treatment of cancer, and kinase inhibitor drugs represented approximately $20 billion in 2016 worldwide pharmaceutical sales. Despite the success of this drug class, there remains a significant opportunity for advanced kinase inhibitors that address the shortcomings of current therapies, including limited durability of response caused by development of resistance mutations and off-target toxicities that limit dose and, consequently, target inhibition. In addition, currently approved kinase inhibitors target fewer than 10% of the over 500 known human kinases. There remains a substantial opportunity to develop novel inhibitors that target therapeutically relevant kinases.

Our proprietary kinase switch control inhibitor platform combines our deep insight into the biology of kinases with our library of drug-like compounds that we specifically designed to interact with a specific region of the kinase called the switch pocket. The transformation of a kinase from a switched-off, or inactivated, state to a switched-on, or activated, state is dependent upon the interaction of one region of the kinase called the activation switch with another region called the switch pocket. The interaction between the activation switch and the switch pocket is a common mechanism among all kinases; however, the molecular structure of the activation switch and the switch pocket varies among kinases allowing for the rational design of molecules that inhibit a specific kinase or specific kinases.

Our drug candidates directly target the conformation-controlling switch that kinases rely on for activation and inhibit the kinase from switching on. We believe that no kinase inhibitors on the market or active in clinical development directly target the switch pocket region. By using our proprietary approach to target the switch pocket, we can design inhibitors that are more broadly active against the target kinase, covering both wild-type, or non-mutant, and mutant forms, or that are spectrum-selective against several chosen kinases, all while minimizing off-target toxicity. We believe that our drug candidates will contribute to higher and more durable rates of response compared to other kinase inhibitors even upon accumulation of mutations that would render the kinase resistant to other kinase inhibitors. Our drug candidates bind directly into the switch pocket at the site where the activation switch binds. As a result, we believe that any mutations that occur in the switch pocket region that would diminish the activity of our drug candidates likely also would produce a weakly activated or inactive kinase.

We believe the results from the Phase 1 trial of our lead drug candidate DCC-2618 provide strong evidence of the power of our proprietary kinase switch control inhibitor platform. Patients enrolled in this trial have advanced malignancies and generally have been treated previously with a series of three or more kinase inhibitors. While the kinase inhibitors these patients have been treated with target some clinically relevant initiating, or primary, mutations in KIT and PDGFRα and drug resistance-causing, or secondary, mutations in KIT, they fail to inhibit all primary and secondary mutations in these kinases involved in GIST. As a result, almost all patients treated with these kinase inhibitors eventually suffer from disease progression. We designed DCC-2618 to improve the treatment of GIST patients by inhibiting the known spectrum of mutations in KIT and PDGFRα.

In addition to DCC-2618, we are developing two other clinical-stage drug candidates using our platform, DCC-3014 and rebastinib. These drug candidates target immunokinases involved in the suppression of the immune response to tumors. DCC-3014 is a potent and highly selective inhibitor of CSF1R, a kinase that controls the survival and function of certain immunosuppressive tumor associated macrophages, or TAMs. Mutations in CSF1R also are associated with certain hematological malignancies including chronic myelomonocytic leukemia and acute myeloblastic leukemia. In February 2017, we initiated a Phase 1 dose escalation trial of DCC-3014 in up to 55 patients with advanced malignancies, including solid or hematologic malignancies where CSF1R is known or suspected to contribute to the growth or spread of cancer. We expect to report data from this Phase 1 trial in the second half of 2018. We also plan to explore DCC-3014 in combination with other immuno-oncology, or I/O, therapies. Rebastinib is an orally administered and highly potent and selective inhibitor of TIE2, which plays an important role in regulating tumor angiogenesis, invasiveness, metastasis, and immunotolerance. We plan to investigate rebastinib in combination with chemotherapy and checkpoint inhibitors. Rebastinib is currently in an investigator-sponsored Phase 1b combination trial with paclitaxel or eribulin in patients with advanced breast cancer.

We have assembled a management team with extensive experience in the discovery, development and commercialization of cancer therapeutics, including in senior roles at leading pharmaceutical companies. We are supported by our board of directors and scientific advisory board, who contribute their deep understanding of drug discovery and development, as well as expertise in building public companies and business development. Our key investors include Brightstar Associates and Biochenomix and funds managed by New Leaf Venture Partners, Redmile Group, Sphera Global Healthcare, SV Health Investors and Viking Global Investors. We believe that our team is ideally positioned to leverage our highly differentiated platform to develop and commercialize advanced kinase inhibitors that will have significant benefit for cancer patients.

Our Strategy

Our objective is to develop and commercialize innovative drugs that address the serious unmet medical needs of cancer patients caused by drug resistance or immunotolerance. The principal components of our strategy include:

•	Rapidly develop and commercialize our lead drug candidate, DCC-2618, in fourth-line GIST. We are currently advancing DCC-2618, our full spectrum, or pan-KIT and pan-PDGFRα, switch control inhibitor, through clinical development in multiple cancer types. We are initially targeting fourth-line GIST, a market opportunity where there are no approved therapies and a high unmet medical need. We plan to initiate a pivotal Phase 3 trial in fourth-line GIST in the first half of 2018. We believe that this approach offers a faster, lower risk path to commercialization than initially seeking approval for DCC-2618 in second-line GIST, where there is already an approved therapy.

•	Expand the market opportunity for DCC-2618 by pursuing development in second-line GIST, ASM, gliomas, including GBM, and other solid tumors driven by KIT or PDGFRα. We plan to initiate a randomized, controlled, pivotal Phase 3 trial in second-line GIST comparing treatment with DCC-2618 to sunitinib, the currently approved standard of care in second-line GIST, in the second half of 2018. Based upon the activity observed in the expansion cohorts of our Phase 1 trial of DCC-2618, we may conduct additional pivotal trials in ASM, gliomas, including GBM, and other solid tumors driven by KIT or PDGFRα. We believe that this approach offers an opportunity to significantly expand the commercial potential of DCC-2618 over time.

•	Develop our immunokinase inhibitors, DCC-3014 and rebastinib, as combination therapies. We believe kinase inhibitors have potential application in immuno-oncology due to their anticipated synergistic effect with other I/O therapies, such as anti-PD1 and anti-PD-L1 therapies. DCC-3014 is currently in a Phase 1 trial in patients with advanced solid and hematologic malignancies, and we expect to report data from this trial in the second half of 2018. Rebastinib is currently in an investigator-sponsored Phase 1b combination trial with paclitaxel or eribulin in patients with advanced breast cancer. Based on preclinical data combining DCC-3014 or rebastinib with anti-PD1 antibodies in preclinical studies, we are evaluating opportunities for further development of these drug candidates in combination with other I/O therapies.

•	Expand the application of our proprietary kinase switch control inhibitor platform to advance additional drug candidates into clinical development. We believe there is a significant opportunity to utilize our kinase switch control inhibitor platform to discover and develop novel kinase inhibitor drug candidates are directed to other tumor-targeted kinases, immunokinases and kinases critical to other mechanisms that contribute to the growth and spread of cancer. We believe that our platform allows us to identify drug candidates that address mechanisms of drug resistance that limit the clinical utility of many kinase inhibitors. We also believe that our drug candidates should exhibit greater resilience to resistance mutations, offer improved kinase selectivity, or both, compared to existing kinase inhibitors. We are also advancing the preclinical development of additional programs and expect to initiate advanced preclinical studies in one of these programs in 2018.

•	Evaluate strategic opportunities to accelerate development timelines and maximize the commercial potential of our drug candidates. We currently have worldwide rights to all of our drug candidates. We intend to selectively evaluate strategic partnerships for our drug candidates with partners whose development and commercial capabilities complement our own. With respect to our immunokinase inhibitor drug candidates, where use in combination with other I/O therapies will be an important driver of commercial value, we believe that strategic partnerships are an effective means of developing and commercializing this class of drug candidates.

•	Establish capabilities to effectively commercialize our drug candidates in the United States. We intend to retain commercial rights to our drug candidates in the United States. We intend to build a targeted, specialty sales force in the United States to support the commercialization of DCC-2618 and our other drug candidates, if approved.

Kinases and their Role in Cancer

Kinases play an important role in regulating cellular functions and the communication of cells with their environments. When dysregulated, kinases contribute to the development and progression of diseases including cancer and inflammatory and autoimmune diseases. Since the first FDA approval of the kinase inhibitor imatinib in 2001, kinase inhibitors have become an important class of therapeutics with 34 kinase inhibitors approved in the United States. Kinase inhibitors represented approximately $20 billion in 2016 worldwide pharmaceutical sales. Despite the success of kinase inhibitors as a drug class, the therapeutic potential of individual kinase inhibitors has been limited by the development of drug resistance and by poor potency and selectivity profiles that lead to off-target toxicities or diminished efficacy. In addition, currently approved kinase inhibitors target fewer than 10% of the over 500 known human kinases. We believe there is a substantial opportunity to develop novel kinase inhibitor therapies. Inhibitors of one class of kinases, the immunokinases, may represent a particularly promising approach to target key mechanisms of tumor immunotolerance that limit effectiveness of other I/O therapies.

Within almost all kinases, a molecular control known as the activation switch governs whether the kinase is in the inactive or the active state. Most of the time kinases are in an inactive state, and are triggered into the active state when they are needed to direct normal cellular functions. Mutations within kinases, particularly those that involve the activation switch region, can cause uncontrolled kinase signaling within the cell. In addition, kinases may acquire further mutations during treatment with traditional kinase inhibitors that confer resistance to these kinase inhibitors. We designate the region of the gene that encodes the kinase, or exon, when referring to a particular mutation. Kinase activity also may be amplified through the aberrant development of multiple copies of the relevant gene. These aggressively activated mutated or amplified kinases can drive rapid, uncontrolled growth and spread of tumors.

In addition to mutated kinases, certain kinases known as immunokinases also play a role in the development of cancer through the suppression of the immune system. Tumors suppress immune system cells, such as macrophages and T-cells, essentially shutting off their ability to identify and destroy cancer cells. For instance, tumors may suppress the immune system by sending a signal that activates an immunokinase in immune system cells. The activated kinase then initiates internal signaling within the immune system cells to suppress their function and prevent them from identifying and destroying the cancer cells. A recent development in cancer therapy, referred to as immuno-oncology, uses advances in understanding of the control of the immune system to develop drugs that enhance the ability of immune system cells to recognize and attack cancer cells. Based on our preclinical data we believe inhibiting immunokinases has the potential to improve the rate and duration of response of other I/O therapies.

Our Approach: Kinase Switch Control Inhibitors

We created our diverse pipeline of drug candidates entirely in-house using our proprietary kinase switch control inhibitor platform. We developed our platform based on our deep insight into the biology of kinases, which are regulated by control of their shape, or conformation. The transformation of a kinase from an inactive to an activated state is dependent upon the interaction of one region of the kinase called the activation switch with another region called the switch pocket. This activation switch mechanism is common among kinases. Some kinases also can be activated if the activity of an inhibitory switch that ordinarily blocks the ability of the activation switch to interact with the switch pocket is diminished or lost. Our drug candidates, which we refer to as kinase switch control inhibitors, directly interfere with the interaction between the activation switch and the switch pocket and prevent kinase activation. While the interaction between the activation switch and the switch pocket is common among kinases, the molecular structure of the activation switch and the switch pocket varies among kinases. We take advantage of this variation to design molecules that inhibit a specific kinase or kinases.

Our proprietary kinase switch control inhibitor platform includes a library of drug-like, kinase switch control compounds. We have determined and assessed more than 100 co-crystal structures where our compounds are bound into the switch pocket of specific kinases. We use this information to identify and optimize candidate molecules that are specifically designed to interact with the switch pocket. By directly targeting the switch pocket, we believe we can design inhibitors that will be broadly active against the target kinase, covering both wild-type and many or all mutant or amplified forms, or spectrum-selective towards several chosen kinases.

We believe that other kinase inhibitors on the market or active in clinical development do not directly target the switch pocket region and that we are the only biopharmaceutical company that is currently developing kinase switch control inhibitors. Using our kinase switch control inhibitor platform, we have developed a diverse pipeline of differentiated, wholly owned, orally administered drug candidates that include three clinical-stage and two research-stage programs. Our kinase switch control inhibitors interact at a molecular level that is distinct from other kinase inhibitors. We believe our drug candidates may contribute to higher and more durable rates of response as compared to other kinase inhibitors, including where multiple mutations confer resistance to these other kinase inhibitors. In addition, because our drug candidates bind directly into the switch pocket at the site where the activation switch binds, we believe mutations in the switch pocket region that could potentially diminish the activity of our drug candidates are likely to result in a weakly activated or inactive kinase.

The image below illustrates activation of the switch pocket and how our switch control inhibitors embed into the switch pocket thereby inhibiting switch activation.

Mechanism of Kinase Switch Control Inhibition

While we believe that our proprietary kinase switch control inhibitor platform offers the benefits described above, there are certain limitations of our platform, including its inability to control inhibition of certain kinases that interfere with access to the switch pocket, including cyclin dependent kinases and specific kinases in the MAPK family (MEK and ERK), which constitute less than 10% of the over 500 known human kinases as well as the inability of our laboratory assays to support high-throughput screening, resulting in limitations on the number of molecules that can be screened.

Our Drug Candidates

We are leveraging our proprietary kinase switch control inhibitor platform to develop a pipeline of highly selective, potent small molecule drug candidates that directly inhibit activation of kinases implicated in the growth and spread of cancers. Our platform allows to us to rapidly identify new drug candidates to enter preclinical development. We currently retain global development and commercialization rights to our drug candidates, including the lead programs summarized in the following figure:

DCC-2618: A pan-KIT and pan-PDGFRα Inhibitor

We are developing our lead drug candidate DCC-2618, an orally administered kinase switch control inhibitor, for the treatment of GIST, ASM, gliomas, including GBM, and other solid tumors driven by KIT or PDGFRα where significant unmet medical need exists despite currently available therapies. While approved kinase inhibitors control certain initiating and drug resistance-causing mutations in KIT and PDGFRα, the kinases that drive disease progression in most GIST patients, these approved drugs fail to inhibit all known mutations. DCC-2618 was specifically designed to improve the treatment of GIST patients by inhibiting the full spectrum of mutations in KIT and PDGFRα. DCC-2618 is a pan-KIT and pan-PDGFRα inhibitor that blocks initiating KIT mutations in exons 9, 11, 13, 14, 17, and 18 known to be present in GIST patients and the primary mutation in exon 17 that occurs in ASM patients. DCC-2618 similarly inhibits the primary initiating PDGFRα mutations occurring in exons 12 and 18 and also inhibits wild-type PDGFRα that is subject to amplification in cancers such as gliomas, including GBM.

In May 2017, we reported data from the dose escalation stage of a Phase 1 trial evaluating the safety and tolerability of DCC-2618 in multiple ascending doses in patients with genetically defined advanced malignancies. A primary objective of the dose escalation stage of this trial was to determine a maximum tolerated dose, or MTD, and a recommended Phase 2 dose of oral DCC-2618. At the 2017 ASCO Meeting, we reported recent data from this dose escalation stage from a total of 48 patients. DCC-2618 was well tolerated at all doses up to 400 mg daily with no discontinuations due to a lack of tolerability or toxicity. The majority (38) of those enrolled were patients with GIST who had received an average of 3.4 prior kinase inhibitor therapies. In GIST patients shown to harbor a broad range of KIT and PDGFRα mutations who received at least 100 mg of DCC-2618 daily, we observed a DCR of 85% (23 of 27 patients) at eight weeks, 78% (18 of 23 patients) at 12 weeks and 60% (9 of 15 patients) at 24 weeks. The DCRs described above at eight, 12 and 24 weeks are based on investigator assessment of tumor response in a limited number of patients and may not be predictive of or consistent with the results of later trials.

DCC-2618 Mechanism of Action

KIT is activated by the interaction of an activation switch encoded in exons 17 and 18 with the switch pocket. This interaction is negatively controlled by an inhibitory switch in exon 11 that competes for the switch pocket. Loss-of-function mutations in the exon 11 inhibitory switch, which are the primary, or activating, mutations in approximately 90% of KIT-driven GIST patients, allow uncontrolled access to the switch pocket by the activation switch. In drug resistant GIST, unregulated access of the activation switch to the switch pocket is further enhanced by gain-of-function mutations in exon 17 or 18. Such dual loss-of-function mutations in the inhibitory switch and gain-of-function mutation in the activation switch leads to an aggressively activated state that is not comprehensively blocked by conventional KIT inhibitors. By binding into the switch pocket, DCC-2618 provides a structural surrogate for loss-of-function mutations in the exon 11 inhibitory switch. Additionally, binding of DCC-2618 into the switch pocket inhibits even the most aggressive exons 17 and 18 gain-of-function mutation in the activation switch from occupying the switch pocket. This dual mechanism of kinase switch control also enables DCC-2618 to potently inhibit KIT exons 9, 13, and 14 mutations identified in some GIST patients.

PDGFRα has a similar dual switch mechanism: an exon 18 activation switch and an exon 12 inhibitory switch. DCC-2618 blocks the effects of both loss-of-function PDGFRα exon 12 inhibitory switch mutations and aggressive PDGFRα gain-of-function mutations in the exon 18 activation switch.

Market Opportunity in Gastrointestinal Stromal Tumors (GIST)

GISTs are the most common sarcoma of the gastrointestinal tract and present most often in the stomach or small intestine. The typical patient is over 40 years old. According to the American Cancer Society, in 2015 approximately 5,000 patients were newly diagnosed with GIST in the United States. Estimates for 5-year survival range from 48% to 90% depending upon the stage of the disease at diagnosis. We believe that the incidence rates for GIST in Europe are similar to the United States.

GIST is a disease driven initially by primary mutations in KIT kinase in approximately 75% to 80% of cases or in PDGFRα kinase in approximately 5% to 10% of cases. In about 9% to 15% of all GIST patients, which includes 85% of the cases in children, the disease is not driven by KIT or PDGFRα but by other genetic mutations or alterations. Primary mutations in the KIT gene are found in exon 11 in approximately 65% of GIST patients, in exon 9 in approximately 8% of GIST patients, and less frequently in exon 13 or 17. Primary mutations in the PDGFRα gene are usually found in exon 18 (a mutation referred to as D842V being the most frequent) and more rarely in exon 12. Activation of these kinases caused by primary mutations leads to uncontrolled cancer cell growth and spread. The diagram below illustrates the mutations that drive GIST, assuming 75% are KIT-driven, the lower end of the range cited by various sources.

Metastatic KIT-driven GIST is a disease characterized by many mutations in KIT, with over 90% of individual KIT-driven GIST patients harboring multiple mutations that drive progression of their disease. Multiple secondary mutations can arise within an individual patient in different areas or sites of tumor growth. Drug resistant secondary mutations in patients with KIT-driven GIST span exon regions 13 to 18, and in a recent study, 35% of GIST patients had at least two secondary mutations, each as illustrated below.

The complex heterogeneity of KIT mutations within individual tumors and individual patients is a major cause of resistance to existing therapies, which individually only address a subset of the mutations driving disease progression. A kinase inhibitor that could broadly inhibit all clinically relevant KIT mutations could be of high therapeutic value in the treatment of KIT-driven GIST patients who are unresponsive to treatment or have grown resistant to treatment. In PDGFRα-driven GIST, there are no approved therapies. The primary PDGFRα mutations are mostly insensitive to imatinib and other drugs approved for GIST. As a result, there is no clinical data regarding the emergence of secondary drug resistance mutations. We believe our design of DCC-2618 as a PDGFRα switch control inhibitor makes the appearance of such mutations less likely after treatment than with a traditional kinase inhibitor.

First-line Treatments For GIST

Patients diagnosed early with localized GIST generally undergo surgical resection of their tumors. In surgically resected patients considered at a high risk of recurrence and in unresectable or metastatic patients, the kinase inhibitor imatinib is the only approved first line therapy in the United States. Imatinib is typically prescribed in doses of 400 mg or 800 mg daily. Tumors are measured by CT scan and changes in size characterized by RECIST. RECIST criteria define a partial response, or PR, as tumor size reduction of 30% or more, a complete response, or CR, as tumor size reduced by 100%, and progressive disease, or PD, as an increase in tumor size by 20% or more. RECIST criteria define stable disease as that in between a PR or PD. In one Phase 3 trial of GIST patients with unresectable or metastatic disease treated with imatinib, CRs were seen in only about 5% of patients dosed at 400 mg QID and aggregate CRs and PRs, which is defined as an overall objective response rate, or ORR, were seen in approximately 45% of these patients. Patients with PDGFRα-driven GIST are mostly insensitive to imatinib and generally fail to respond to therapy. While imatinib generally is well-tolerated, in one clinical study involving patients receiving 400 mg of imatinib daily, 43% experienced one or more Grade 3 to 5 adverse events, 16% underwent dose reductions and 38% interrupted treatment. Among patients treated with 800 mg of imatinib daily, 58% had dose reductions and 59% interrupted treatment.

GIST progression is often due to secondary mutations in KIT or PDGFRα that cause resistance to imatinib. Although imatinib is effective against KIT mutations in exon 11, and has some limited efficacy against exon 9 mutations when the dose is increased from 400 mg to 800 mg daily, secondary mutations in KIT in exons 13, 14, 17 and 18 or most primary mutations in PDGFRα confer resistance to imatinib. While more than 80% of GIST patients will see some clinical benefit from imatinib monotherapy, and a small portion of patients have shown progression-free survival, or PFS, up to ten years, greater than 50% of patients will develop PD by two years, and 90% at ten years. Of the approximately 5,000 GIST patients that are newly diagnosed each year in the United States, we estimate that 90% receive first-line treatment with imatinib and most of these imatinib treated patients, or approximately 4,000, will be eligible to progress to second-line therapy.

Second and Third-line Treatments For GIST

In KIT-driven GIST patients who progress on imatinib the clinical goal is stabilization of their disease. Objective responses, as judged by a RECIST-defined decrease in the size of measurable lesions, are rare and increasingly considered on their own to be poor surrogates for clinical benefit in second- and third-line patients. The FDA recognized endpoint for approval of the two approved agents for second- and third-line therapies in GIST was median PFS. We believe that the rate of disease control, which includes patients with stable disease and PRs and CRs, is an appropriate measure of clinically relevant activity and a likely predictor of PFS and durability of treatment. In GIST patients who progress on imatinib, second-line therapy is typically sunitinib, which was approved in 2006 for patients with GIST who had disease progression following treatment with, or intolerance to, imatinib. Sunitinib has greater activity against mutations in KIT exon 9 compared to imatinib and less activity against mutations in KIT exon 11. Additionally, sunitinib shows activity against KIT exon 13 and exon 14 mutations, but is not active against mutations in exon 17 and exon 18. Only about half of GIST patients show benefit on sunitinib therapy and the reported PFS is 6.1 months. Unlike treatment with imatinib in first-line therapy, sunitinib rarely produces CRs or PRs per RECIST with an ORR of approximately 7%. Approximately 5% to 10% of GIST patients on sunitinib experienced each of the following Grade 3 or 4 adverse events: hypertension, diarrhea, fatigue, asthenia and hand-foot syndrome. In two large retrospective studies of sunitinib in GIST, 20% of patients experienced adverse events leading to treatment discontinuation. The emergence of KIT mutations in exon 17 or 18 confers resistance to sunitinib.

In 2013, regorafenib received marketing approval in the United Sates for the treatment of adults with metastatic and unresectable GIST who have experienced disease progression on, or intolerance to, imatinib and sunitinib. In addition to being active against KIT mutations in exon 11, regorafenib is the only approved therapy with activity against a subset of KIT mutations in exon 17. However, regorafenib does not inhibit all KIT mutations in exon 17 or exon 18. The reported median PFS with regorafenib is 4.8 months. Similar to treatment with sunitinib, regorafenib rarely produces CRs or PRs per RECIST as shown by the observed ORR of approximately 4.5%. Approximately 61% of GIST patients on regorafenib experienced at least one Grade 3 or 4 adverse event while on study including hypertension (23%), hand-foot syndrome (20%), and diarrhea (5%). Regorafenib also has shown increased liver toxicity. Liver function tests are recommended prior to initiation of therapy and periodically over the first two months of treatment.

The following table shows reported PFS, ORR, stable disease, and DCRs for imatinib, sunitinib and regorafenib in first-line, second-line, and third-line GIST, respectively, based upon the published results of registrational trials that were presented to the FDA for approval of these drugs.

Endpoints From Pivotal Trials of Approved GIST Therapies

While imatinib, sunitinib and regorafenib, the only kinase inhibitors currently approved for the treatment of GIST, inhibit certain clinically relevant initiating and drug resistance-causing mutations in KIT, these approved drugs fail to inhibit the full spectrum of KIT and PDGFRα mutations known to occur in GIST patients. Although GIST patients may experience periods of disease control with these treatments, due to the heterogeneous nature of the mutations that drive the disease, many patients continue to progress and ultimately fail all lines of treatment. Of the approximately 5,000 GIST patients newly diagnosed each year in the United States we estimate that about 2,800 will fail second-line and third-line therapies and become fourth-line patients and about 4,000 will fail first-line therapies and become second-line patients. We estimate the annual incidence of new patients with GIST to be approximately 9,500 in Europe and Japan, of which we estimate that approximately 5,000 and 7,000 will become fourth- and second-line patients, respectively. Treatment of GIST patients who are resistant to or intolerant of these approved second- and third-line drugs remains an area of high unmet medical need. In addition, there are currently no approved therapeutic options for PDGFRα-driven GIST that potently inhibit D842V mutations, which is the most common mutation. We estimate that approximately 400 and 700 GIST patients have PDGFRα-driven disease in the United States and Europe and Japan combined, respectively. In preclinical assays, DCC-2618 is potently active against the D842V mutation and other PDGFRα mutations. We believe that DCC-2618 may offer a potential new treatment for these patients in addition to those patients who failed currently approved kinase inhibitors.

Clinical Development of DCC-2618

Planned Phase 3 Trials for DCC-2618 in GIST

We plan to initiate two pivotal Phase 3 trials for DCC-2618. Our first planned Phase 3 trial will compare treatment with DCC-2618 to placebo in fourth-line GIST patients. We expect to initiate this Phase 3 trial in the first half of 2018. Our second planned Phase 3 trial will compare treatment with DCC-2618 to sunitinib in second-line GIST patients. We expect to initiate this Phase 3 trial in the second half of 2018. We plan to conduct our Phase 3 trial in fourth-line GIST in approximately 120 patients. We plan to conduct our Phase 3 trial in second-line GIST in approximately 450 patients, subject to discussions with the FDA. Initiation of such Phase 3 trials is subject to data from our ongoing Phase 1 trial and timely submission of certain toxicology reports.

Planned Phase 3 Trial in Fourth-Line GIST

The primary endpoint in our pivotal Phase 3 trial in fourth-line GIST is a clinically meaningful improvement in median PFS in patients treated with DCC-2618 compared to placebo. PFS will be determined by independent radiologic review of CT scans, as assessed by RECIST. A secondary endpoint for this trial in fourth-line GIST is overall survival, or OS. Assuming positive results from this trial, we plan to submit a new drug application, or NDA, to the FDA for the use of DCC-2618 in fourth-line GIST patients.

Our pivotal Phase 3 trial in fourth-line GIST will be a 2:1 randomized, double-blind, placebo-controlled study. Two-thirds of patients will be randomized to the DCC-2618 arm and one-third to placebo. We plan to administer 150 mg doses of DCC-2618 or placebo QD in repeated 28-day cycles with best supportive care, or BSC. We will evaluate patients for PFS based upon independent radiologic review of CT scans, as assessed by RECIST. Tumor response assessments per RECIST will be conducted every cycle for the first three cycles and then every two cycles thereafter beginning with cycle four. We expect to enroll patients who have a confirmed diagnosis of GIST and have received at least three prior lines of therapy. Patients will be treated with DCC-2618 or placebo, in accordance with their randomization, until they develop PD, experience unacceptable toxicity, or withdraw consent. Placebo patients will have the opportunity to cross over to DCC-2618 treatment upon PD with placebo. Patients on DCC-2618 will have the opportunity to remain on DCC-2618 upon PD.

Planned Phase 3 Trial in Second-Line GIST

We expect that the primary endpoint in our pivotal Phase 3 trial in second-line GIST will be a clinically meaningful improvement in median PFS in patients treated with DCC-2618 compared to sunitinib. Median PFS will be determined by independent radiologic review of CT scans, as assessed by RECIST. Assuming positive results from this trial, we plan to submit an NDA to the FDA for the use of DCC-2618 in second-line GIST patients.

In our pivotal Phase 3 trial in second-line GIST, we expect to enroll patients who have progressed on or are intolerant to imatinib, comparing DCC-2618 against sunitinib. The design for this trial has not yet been finalized.

Phase 1 Trial of DCC-2618 in GIST and Other Solid Tumors

In May 2017, we reported data from the dose escalation stage of a Phase 1 trial of DCC-2618 in 48 patients with genetically defined advanced malignancies. In this stage, we evaluated DCC-2618 in multiple ascending oral doses in repeated 28-day cycles. Based upon the results from the dose escalation stage, we have selected a dose of 150 mg once daily, taken with or without food, for the clinical trial expansion stage. We are enrolling patients with select advanced malignancies, including fourth-line GIST, second- and third-line GIST, ASM, and gliomas, including GBM, in expansion cohorts of this Phase 1 trial.

At the 2017 ASCO Meeting, we presented results from the 48 patients treated with DCC-2618 in the ongoing Phase 1 trial, of which 38 were patients with GIST, including 37 with KIT- and PDGFRα-driven GIST, one with wild-type GIST. The remaining 10 patients were non-GIST patients across five different dose cohorts that included four GBM patients and one patient each with ASM, astrocytoma, thymic carcinoma, desmoid tumor, gynecological squamous cell carcinoma and adenoid cystic carcinoma.

Dose Escalation Stage of Phase 1 Trial

The primary objectives of the dose escalation stage of the Phase 1 trial were to determine the safety, tolerability and MTD of DCC-2618 and to determine a recommended Phase 2 dose. The secondary objectives were to determine the pharmacokinetic, or PK, profile of DCC-2618 and to document preliminary evidence of antitumor activity. The safety endpoints of the escalation phase of the Phase 1 trial included dose limiting toxicities, or DLTs, and adverse events. The endpoints for preliminary assessment of antitumor activity included ORR and DCR at 12 weeks. Other endpoints included progression-free-survival, or PFS, which is defined as time from Cycle 1 Day 1 to disease progression or death, for all solid tumor patients.

The Phase 1 trial included a screening visit that was conducted within 28 days prior to the first dose of study drug, a baseline visit, a treatment period of 28-day cycles, an intra-patient dose-escalation (if applicable for some patients), a final study visit, and a follow-up safety visit within 30 days after the last dose of study drug. Patients were excluded from the trial if they received treatment with anticancer therapy, including investigational therapy, within two weeks prior to the administration of study drug, with the exception of hydroxyurea which was permitted to control white blood cell count. Patients who received prior therapies with a half-life longer than three days were required to wait at least 28 days prior to the first administration of study drug.

We administered sequentially increasing doses of DCC-2618 QD or BID, or twice daily, in repeated 28-day cycles, which were evaluated for safety based on pharmacologically guided 3+3 escalation rules where three patients are initially enrolled into a given dose cohort. If no DLT is observed in any of these subjects, the trial proceeds to enroll three subjects into the next higher dose cohort until an MTD is identified or a recommended expansion dose is declared. MTD is determined to be the dose level immediately below the highest dose level tested where two DLTs were observed.

Solid tumors generally were measured by CT or MRI scan, as assessed according to RECIST. Malignant gliomas were measured by MRI scan and assessed by RECIST or Response Assessment in Neuro-Oncology, or RANO, Criteria. We conducted CT or MRI scans, as applicable, of each patient at baseline, at the end of the second 4-week cycle, after 8 weeks of therapy, and every 8 weeks thereafter. Response in systemic mastocytosis, or SM, patients is measured by assessing, among other things, the frequency with which KIT mutation alleles appear in sample tissues.

For pharmacodynamics assessments, the type and amount of mutations in KIT or PDGFRα in cell-free circulating tumor DNA, or cfDNA, isolated from plasma are evaluated. In solid tumor patients, determination of levels of circulating tumor cells, or CTCs, in whole blood are evaluated, while in ASM patients, changes in plasma D816V KIT allele fraction are evaluated. Metabolic response as measured by FDG-PET scans was assessed by European Organisation for Research and Treatment of Cancer criteria in GIST patients.

Ongoing Expansion Stage of Phase 1 Trial

The primary objectives of the expansion stage of the Phase 1 trial are to further evaluate the safety and tolerability of DCC-2618 and to determine the antitumor activity of DCC-2618 in all diseases studied in the trial. The secondary objectives are to determine the PK profile of DCC-2618 and determine allele frequency of KIT and PDGFRα mutations in plasma cfDNA and compare it with mutation allele frequency in GIST tumor tissue at baseline and in response to treatment of DCC-2618. The safety endpoints of the expansion phase of the Phase 1 trial include dose reduction or discontinuation of study drug due to toxicity and adverse events. The endpoints for preliminary assessment of antitumor activity include ORR and DCR at 12 weeks. Other endpoints include PFS for all solid tumor patients. In addition, patient reported outcome measures may be used to confirm the recommended expansion dose.

In the expansion stage, up to 200 patients will be enrolled in six disease specific cohorts for each of second/third-, fourth- and fifth-line KIT- or PDGFRα-driven GIST, SM and other hematologic malignancies, malignant gliomas, and other solid tumors. The expansion stage of the Phase 1 trial includes a screening visit that is conducted within 28 days prior to the first dose of study drug, a baseline visit, a treatment period of 28-day cycles, a final study visit, and a follow-up safety visit within 30 days after the last dose of study drug. Intra-patient dose escalation is offered to patients upon radiographic progression. Patients are not eligible for the trial if they received treatment with anticancer therapy, including investigational therapy, within two weeks prior to the administration of study drug. Patients who received prior therapies with a half-life longer than three days are required to wait at least 28 days prior to the first administration of study drug.

We will administer DCC-2618 at the recommended expansion dose of 150 mg QD that was determined during the dose escalation stage of the Phase 1 trial. Patients who have disease progression by specified indication response criteria in the expansion stage may escalate to a higher daily dose of DCC-2618 after completion of the second cycle. Tumor and pharmacodynamic assessments in the expansion stage will generally be conducted in the same manner and according to the same criteria as in the dose escalation stage.

Tolerability Results in Dose Escalation Stage of Phase 1 Trial

The dose escalation stage of the Phase 1 trial was designed to test the safety and tolerability of DCC-2618 in multiple ascending doses in approximately 50 patients with advanced, genetically defined solid tumors. In summary, the safety and tolerability findings from the dose escalation stage in 48 patients were as follows:

•	oral doses of 20-200 mg BID, 100 mg QD and 150 mg QD were well tolerated;

•	most common treatment emergent adverse events included fatigue, alopecia, anemia, increased lipase and decreased appetite;

•	DLTs: two Grade 3 asymptomatic lipase elevation (100 mg BID and 200 mg BID) and one Grade 4 asymptomatic CK elevation (150 mg QD); these DLTs were considered not clinically relevant by investigators, and all DLT patients received waivers from site institutional review boards, or IRBs, to remain on study due to continuing clinical benefit;

•	one dose reduction due to asymptomatic Grade 4 lipase elevation (100 mg BID) in cycle 8; and

•	MTD was not reached through 200 mg BID.

DCC-2618 was generally well tolerated at all doses with no patients discontinuing treatment due to a lack of tolerability or toxicity. Treatment emergent adverse events by Grades 1/2 and Grades 3/4 are summarized in the table below.

Treatment Emergent Adverse Events

in ≥5 (10%) Patients (n=48)

Duration of Treatment of GIST Patients in Dose Escalation Stage of Phase 1 Trial

Since DCC-2618 was specifically designed to treat KIT- and PDGFRα-driven tumors such as GIST and GIST patients made up more than three-quarters of all patients enrolled, we carefully evaluated the potential therapeutic benefit in the 38 GIST patient subgroup. We enrolled patients in the Phase 1 dose escalation stage progressively from November 2015.

The following figure shows the duration of treatment with DCC-2618 as of May 8, 2017, or the cut-off date, for all GIST patients in this trial who had received at least one dose of DCC-2618. Of these patients, 55% (21 of 38) remained active on study, and three of these patients or 8% (3 of 38) achieved a PR per RECIST. Of the 17 patients who were off study, 47% (8 of 17) discontinued due to PD per RECIST 47% (8 of 17) and 53% (9 of 17) for a variety of other reasons. For example, 12% (2 of 17) discontinued due to non-compliance and 18% (3 of 17) due to death.

Duration of Treatment on DCC-2618

GIST Patients (n=38) – All Dose Cohorts

Although we believe that these initial data on duration of treatment from the dose escalation stage of our Phase 1 trial demonstrate single-agent activity, measured by either PR or stable disease, of DCC-2618 in GIST patients with primary or secondary resistance mutations in KIT or PDGFRα who had progressed on multiple approved therapies, these data are based on results from 38 patients. Our trial sizes to date have been limited. We intend to enroll a larger number of patients in the expansion stage of this Phase 1 trial.

RECIST Responses in KIT- or PDGFRα-driven GIST Patients in Phase 1 Trial

For all patients with KIT- or PDGFRα-driven GIST, who received both a baseline and post-treatment CT scan by the cut-off date (n=27), the greatest reduction or smallest increase in tumor size from baseline as measured by CT or MRI scan, or best radiology evaluation, for solid malignancies per RECIST is shown in the following figure.

Best Radiographic Response Per RECIST in KIT and PDGFRα GIST Patients (n=27)

Inhibition of KIT and PDGFRα Mutations

Based upon pharmacodynamic data from the Phase 1 trial, we confirmed that the pan-KIT and pan-PDGFRα profile of DCC-2618 that we observed preclinically translates into the clinic. We believe DCC-2618 offers for the first time the possibility of inhibiting the full spectrum of mutations in KIT and PDGFRα. Circulating tumor cfDNA originates from tumors or from circulating tumor cells and is measured in plasma during treatment. This minimally invasive technique is often referred to as “liquid biopsy.” Next generation sequencing, or NGS, is used to identify and quantify the specific mutations in KIT and PDGFRα that are present in baseline patient samples and those obtained after treatment with DCC-2618. As we reported at the American Association for Cancer Research meeting in April 2017, or AACR 2017, plasma cfDNA revealed a total of 43 KIT mutations in 88% (21 of 24) of patients with KIT mutant GIST, with 20 individual mutations spread across six different exons, demonstrating the heterogeneity and multiplicity of KIT mutations in these patients. The figure below summarizes these findings.

Heterogeneity and Multiplicity of KIT Mutations in GIST Patients

Treatment with DCC-2618 was shown to markedly reduce cfDNA KIT mutant allele frequencies in 12 evaluable patients indicating DCC-2618 inhibited the full spectrum of mutations in exons involved in KIT-driven GIST, including exons 9, 11, 13, 14, 17 and 18, at doses as low as 50 mg BID, or 100 mg daily, in those patients.

These clinical results indicate that 100 mg total daily dose of DCC-2618 is sufficient to robustly inhibit all relevant drug resistance mutations of KIT and PDGFRα, including those mutations with the highest in vitro IC90, values, which is the concentration of DCC-2618 required to inhibit kinase activity by 90%, to DCC-2618, corroborating preclinical studies. Since oral administration of DCC-2618 results in the production of an active metabolite DP-5439, we also evaluated the potency of DP-5439 against these mutations. Potency is measured by the concentration of DCC-2618 or DP-5439 required to inhibit kinase activity by 90%. Therefore, we focused subsequent analyses of potential efficacy on the group of patients who received 100 mg or more per day. This group includes patients who received 50, 100, 150, or 200 mg BID or 100 or 150 mg QD. From the PK analysis, we found 200 mg of DCC-2618 daily (100 mg BID) produced plasma levels or exposure of DCC-2618 and DP-5439 about twice that of 100 mg daily. Higher doses produced comparable plasma levels or drug exposure within an approximately two-fold range.

The reduction of cfDNA KIT mutant allele frequencies described above was observed in 12 patients with KIT-driven GIST. Our trial sizes to date have been limited. We intend to enroll a larger number of patients, which will include additional patients with KIT-driven GIST, in the expansion stage of this Phase 1 trial.

Duration of Disease Control—100 mg Dose versus all Doses

To evaluate the durability of disease control with DCC-2618 in GIST patients, we assessed the duration of disease control in GIST patients to the point where the patient’s disease progressed for all KIT- and PDGFRα-driven GIST patients who received more than a single dose of DCC-2618 (n = 35) and those patients who received at least 100 mg of DCC-2618 daily (n = 31). Although a significant number of recently enrolled patients remain censored in this analysis, based on events occurring to date a median PFS has not yet been reached. In published trials comparing imatinib rechallenge to placebo and regorafenib to placebo, the reported median PFS in the placebo-treated groups was less than one month.

The following figure shows the percentage of KIT- and PDGFRα-driven GIST patients without PD at each time point in patients who received more than a single dose of DCC-2618 (n = 35) and those patients who received at least 100 mg of DCC-2618 daily (n = 31). Circles represent patients (there may be more than one at a particular timepoint) who had not progressed as of the end of the treatment/study or the last visit date (if still on treatment). Two patients within this group, who demonstrated progressive disease per RECIST, have continued to receive DCC-2618 due to physician assessed clinical benefit. For one of these patients, who received 30 mg BID for 36 weeks, the dose was increased to 150 mg BID and the patient has since experienced a reduction in tumor size as measured per RECIST.

Progression-Free Survival Rates in KIT- and PDGFRα-driven GIST Patients

Duration of Disease Control—BID versus QD

To compare the duration of disease control of twice daily administration to once daily administration of DCC-2608, we assessed tumor volume changes by CT scan at baseline and at every two cycles between baseline and month six and every three cycles thereafter, unless otherwise medically indicated, in patients from BID and QD cohorts, excluding patients who received less than 100 mg daily.

Of the 27 patients who were enrolled in the trial at least eight weeks prior to the cut-off date, the DCR at eight weeks was 85% (23 of 27) and for those evaluable for DCR at 12 and 24 weeks by the cut-off date, the DCR was 78% (18 of 23) and 60% (9 of 15), respectively. The 27 patients included all KIT- and PDGFRα-driven GIST patients who received at least 100 mg of DCC-2618 per day and one patient who received only a single dose of DCC-2618 before withdrawing. The DCRs described above at eight, 12 and 24 weeks are based on investigator assessment of tumor response in a limited number of patients and may not be predictive of or consistent with the results of later trials.

The chart below shows durability of response in 23 patients receiving DCC-2618 at doses of at least 100 mg daily, where each cycle has a duration of 4 weeks. Two patients experienced sustained PRs with an additional nine patients demonstrating stable disease. Closed circles denote that patient was on DCC-2618 at the time of scan. Open circles denote that patient was off DCC-2618 at time of scan. Stars indicate final study visit.

Duration of Disease Control in KIT- and PDGFRα-driven GIST Patients at least 100 mg of DCC-2618 total per day

(n = 23)

Data for all patients evaluable by the cut-off date were included in the above chart. These results further support the use of a once daily regimen. In a recent randomized placebo-controlled trial comparing imatinib re-challenge to placebo, in patients in a similar third- or fourth-line setting, the median PFS observed in the placebo-treated group was 0.9 months. Similarly, in the randomized placebo-controlled regorafenib pivotal trial in third-line GIST patients, the median PFS observed in the placebo-treated group was also 0.9 months. In its pivotal trial, sunitinib demonstrated a median PFS of 6.1 months.

Disease Control Rate in KIT- and PDGFRα-driven GIST Patients

In the dose escalation stage of our Phase 1 trial of DCC-2618, we observed a DCR, defined as patients with either stable disease or a PR, at eight weeks of 85% (23 of 27) and at 12 weeks of 78% (18 of 23) in heavily pre-treated KIT- or PDGFRα-driven GIST patients who received at least 100 mg of DCC-2618 daily. We also observed durable responses at 24 weeks with a DCR of 60% in (9 of 15) KIT- or PDGFRα-driven GIST patients receiving at least 100 mg of DCC-2618 daily. These patients had received on average more than three prior lines of therapy with 74% receiving all three approved therapies imatinib, sunitinib, and regorafenib. In the second- and third-line pivotal trials of sunitinib and regorafenib, patients with KIT- and PDGFRα-driven GIST had a DCR of 60% (n = 243) and 50% (n = 133), respectively.

Maximum Change in cfDNA Mutant Allele Frequency in KIT-driven GIST Patients

The following figure, which was included in our AACR 2017 poster, shows the maximum change in cfDNA mutant allele frequency, or MAF, by exon in 12 patients with circulating KIT mutations observed at baseline and having data from at least one sample following treatment with DCC-2618. One of the exploratory objectives of our Phase 1 trial was to compare allele fraction of KIT and PDGFRα mutations in plasma cfDNA with mutation allele fraction in GIST tumor tissue and their association with study drug response. We observed in this group of

KIT-positive GIST patients that treatment with DCC-2618 resulted in large reductions in the frequency of circulating cfDNA mutant KIT alleles in 83% (10 of 12) of patients. Patient number 20 experienced an increase in plasma KIT mutation in exon 9, which was coincidental with progressive disease by RECIST at week 12.

Reductions in Circulating MAF of Mutations in all Clinical Relevant Exons

(Note log scale: -1 = 10-fold reduction, -2 = 100-fold reduction)

In summary, whether it is primary mutations in KIT or PDGFRα that initiate GIST or secondary mutations in KIT that subsequently confer drug resistance, the data presented at the 2017 ASCO Meeting and AACR 2017 demonstrate potent clinical inhibition of all of these mutations by DCC-2618.

Development of DCC-2618 in Gliomas, including GBM

Gliomas, including GBM, are among the most severe types of brain cancer and according to Central Brain Tumor Registry of the United States, approximately 12,000 patients are projected to be diagnosed in 2016 with estimates for 1-year survival of around 40% and for 2-year survival of 15% to 20%. We believe that data for Europe and Japan suggests similar epidemiology to the United States. In approximately 15% of the patients diagnosed with GBM or glioma, their disease is driven by chromosome 4 genetic amplifications that increase the activity of PDGFRα, KIT and closely related kinases. We estimate that the annual incidence of PDGFRα-driven disease in GBM or glioma patients is approximately 2,400 and 4,700 in the United States and Europe and Japan combined, respectively.

In the dose escalation stage of the Phase 1 trial of DCC-2618, we observed a PR as defined by RANO in one GBM patient who has remained on therapy for more than 18 cycles, or 16.5 months, at 20 mg BID. This patient, who has a 6-fold triple chromosome 4 amplification of three kinase genes, KIT, PDGFRα and VEGFR2, was diagnosed in February 2015 and prior to entering the Phase 1 trial of DCC-2618, had progressed after three months of standard of care treatment, which included surgical resection, radiation plus concurrent temozolomide followed by adjuvant temozolomide. As of cycle 19 day one, this patient had demonstrated a reduction in tumor size of 94% as shown in the figure below.

Reduction in Tumor Size of GBM Patient by RANO Criteria

In the expansion stage of the Phase 1 trial of DCC-2618, we expect to enroll a cohort of GBM or other glioma patients with amplifications and alterations in PDGFRα including the KIT, PDGFRα and VEGFR2 triple amplification. If we observe additional responses in the Phase 1 expansion cohort, we will seek FDA guidance on the potential for an accelerated development plan in this difficult to treat patient population.

Development of DCC-2618 in Systemic Mastocytosis (SM)

Mastocytosis is a disease characterized by an abnormal accumulation of mast cells, a type of white blood cell, located in peripheral tissues and organs. Mast cells store components that mediate inflammatory and allergic responses, such as tryptase, histamine, serotonin and heparin. The disease can be sub-divided into cutaneous mastocytosis where mast cells accumulate only in the skin and SM where mast cell accumulate in at least one organ (with or without skin involvement). In adults, most cases are systemic, frequently with accompanying skin involvement, whereas in children cutaneous mastocytosis is more common and many of the cases resolve spontaneously. While the exact number of patients suffering from all forms of mastocytosis, including urticaria pigmentosa, is not known, it is estimated that about 3,000 patients are newly diagnosed each year in the United States and about 30,000 patients live with the disease in the United States. Within SM there are four main sub-types: indolent and smoldering, or ISM, aggressive SM, SM with associated hematological neoplasm, or SM-AHN, and mast cell leukemia, or MCL. ASM includes aggressive SM, SM-AHN and MCL. We estimate the annual incidence of new patients with ASM to be approximately 1,400 and 2,800 in the United States and Europe and Japan combined, respectively. Rates of survival vary significantly between the various sub-types, from normal in patients with ISM to significantly less than one year in patients with MCL. The chart below summarizes the prognosis, or likely course of the disease, and survival, or the time from which primary treatment begins, until death.

Subtypes of Systemic Mastocytosis

Approximately 94% of SM patients are reported to have a somatic D816V mutation in KIT. This D816V mutation is a gain-of-function mutation in the KIT activation switch, which leads to unregulated KIT activation. The KIT receptor, which is widely expressed on mast cells, stimulates signaling pathways that control cell growth, differentiation and survival. The gain-of-function mutation, D816V, enables mast cells to proliferate in the absence of normal activation signals. Approved drugs to manage the symptoms include antihistamines, corticosteroids, leukotriene antagonists, mast cell stabilizers, proton pump inhibitors and histamine H2 receptor antagonists, epinephrine salbutamol and other beta-2 agonists. Midostaurin, which targets various kinases including FLT3, PDGFRα, CDK1, Src, KIT and VEGFR, was approved for the treatment of ASM and MCL in April 2017 in the United States based on response rate and duration in a single-arm, open-label study of midostaurin 100 mg orally twice daily. As a pan-KIT inhibitor, DCC-2618 potently inhibits the D816V mutation. We are enrolling ASM patients within an expansion cohort of our Phase 1 trial.

Preclinical Profile of DCC-2618

We specifically designed DCC-2618, our pan-KIT and pan-PDGFRα switch control inhibitor, to improve the treatment of GIST patients by inhibiting the full spectrum of mutations in KIT and PDGFRα that are responsible for initiating the disease, or primary mutations, and those that cause drug resistance, or secondary mutations.

The following table lists primary mutations transfected into Chinese hamster ovary, or CHO, cells together with their sensitivity to inhibition with DCC-2618. Since oral administration of DCC-2618 results in the production of an active metabolite DP-5439, we also evaluated the potency of DP-5439 against these mutations. As shown in the following table, DCC-2618 inhibits all primary KIT and PDGFRα mutations with nanomolar potency and DP-5439 exhibits a comparable range of potencies. Potency is measured by the concentration of DCC-2618 or DP-5439 required to inhibit kinase activity by 50%, or the inhibitory concentration 50%, or IC50. These extensive preclinical evaluations demonstrate that DCC-2618 is a pan-KIT inhibitor that at nanomolar potencies blocks initiating mutations in exons 9, 11, 13, 14, 17 and 18 known to be present in GIST patients and the mutation in exon 17 that occurs in SM patients. These results against the broad range of KIT mutations known to occur in GIST patients provides preclinical data that support the pan-KIT profile observed with DCC-2618 in reducing circulating MAF of mutations in all clinical relevant exons.

Potency of inhibition of clinically relevant primary KIT and PDGFRα mutations by

DCC-2618 and its active metabolite DP-5439

(1)	Values in the table are the concentrations of DCC-2618 or DP-5439 required to achieve 50% inhibition of the kinase indicated. A concentration of 0.51 ng/ml of DCC-2618 is a 1 nanomolar concentration.

Secondary KIT mutations that confer drug resistance have been identified in exons 13 and 14 in the switch pocket region and in exons 17 and 18 in the switch region. The table below shows that DCC-2618 inhibits these secondary mutations across the full spectrum of primary mutation subclasses with nanomolar potency in transfected CHO cells or in cell lines from patients resistant to earlier lines of treatment (indicated by “*”). The active metabolite DP-5439 inhibited this spectrum of mutations with a similar nanomolar potency.

Potency of inhibition of clinically relevant secondary KIT and PDGFRα mutations by DCC-2618 and its active metabolite DP-5439

(1)	Values in the table are the concentrations of DCC-2618 or DP-5439 required to achieve 50% inhibition of the kinase indicated. A concentration of 0.51 ng/ml of DCC-2618 is a 1 nanomolar concentration.

The data presented above demonstrate DCC-2618’s ability to inhibit known KIT and PDGFRα initiating mutations and drug resistance mutations. We also evaluated the potential resilience of DCC-2618 to new gain-of-function resistance mutations to kinase switch control inhibition. To that end, we performed saturation mutagenesis studies in cells to examine the emergence of new mutations in KIT following exposure to DCC-2618 or imatinib. The results demonstrate that, while new drug resistance mutations are produced rapidly in response to imatinib exposure (four new mutations secondary to exposure were recorded), we observed no gain-of-function mutations resistant to DCC-2618. These results further support the pan-KIT inhibitor profile of DCC-2618 and its potential resilience to the emergence of mutations resistant to kinase switch control inhibition.

DCC-3014—A Potent and Highly Selective Inhibitor of CSF1R

DCC-3014 is an orally administered, potent and highly selective inhibitor of CSF1R, also known as FMS. DCC-3014 was designed to selectively bind to the unique switch pocket in CSF1R. It has greater than 100-fold selectivity for CSF1R over the closely related kinases FLT3, KIT, PDGFRα, PDGFRß and VEGFR2 and has an even greater selectivity for CSF1R over approximately 300 other human kinases that we tested.

We evaluated the selectivity of DCC-3014 for CSF1R in a standard biochemical assay, called a kinome screen assay. The kinome screen assay assesses the concentrations of DCC-3014 at which it inhibits CSF1R and other kinases. We conducted this assay in the presence of adenosine tri-phosphate, or ATP. ATP is essential for kinase activation, and the presence of higher concentrations of ATP increases the activity of kinases. The potency of traditional kinase inhibitors is often highly sensitive to increased ATP.

The following figure on the left depicts the results of the kinome screen assay using a 10 micromolar concentration of ATP, a standard low concentration typically used in this assay. Each kinase in the assay is depicted as a point at the end of a branch in the figure, and each kinase inhibited by DCC-3014 is depicted as a red dot and listed in the key to the figure. For each kinase that DCC-3014 inhibited in the kinome screen assay, we then assessed the inhibiting activity in a separate biochemical assay using a 4 millimolar concentration of ATP, equivalent to that present in human cells. The following figure on the right depicts the results of this second assay. As shown below, DCC-3014 inhibits CSF1R at concentrations much lower than the concentrations at which it inhibits other kinases, and this selective inhibition of CSF1R was more pronounced at the higher concentrations of ATP typically found in human cells. The increase in selectivity is a feature of kinase switch control inhibition, which is not affected by high ATP concentration for targeted kinases.

DCC-3014 Exhibits High Selectivity for CSF1R at Low, Screening

Concentrations of ATP (10 µM) and Even Higher Selectively at Cellular Levels of ATP (4 mM)

CSF1R is a receptor for the ligands Macrophage Colony-stimulating Factor, or MCSF, and interleukin 34 (IL34). CSF1R controls the differentiation and function of macrophages, a type of white blood cell that engulfs and digests cellular debris, foreign substances, microbes and cancer cells. These macrophages are also programmed to either activate the immune system to fight a cancer (so-called M1 macrophages) or programmed to inactivate the immune system and promote tumor growth (so-called M2 macrophages). Pro-tumoral M2 macrophages have been shown to infiltrate certain tumors including cancers of the breast, cervix, pancreas, bladder and brain where poor prognosis correlates with the density of these TAMs. Tumors induce TAMs to suppress a natural immune response mediated by cytotoxic T-cells, a type of lymphocyte that would otherwise eradicate the tumor; a process known as macrophage checkpoints. In animal models of several cancers, DCC-3014 has demonstrated potent macrophage checkpoint inhibition by blocking TAM-mediated immunosuppression as both a single agent and in combination with PD1 inhibitors and other T-cell checkpoint inhibitors. TAMs are immunosuppressive—the greater the number in the tumor microenvironment, the lower the immune system’s ability to attack the cancer. TAMs mediate their immunosuppressive function by decreasing the levels of the tumor-fighting CD8 cytotoxic T-cells. In the first figure below, control treatment with vehicle (placebo) results in a high TAM to CD8 T-cell ratio (black bar), indicative of high numbers of infiltrating TAMs that suppress the number of tumor fighting CD8 T-cells. This ratio is dramatically reversed (gray bar) after treatment with DCC-3014 to a tumor fighting state. In the second figure below, the ratio of the number of tumor fighting CD8 T-cells to the number of Treg cells is illustrated. Whereas CD8 T-cells are tumor fighting immune cells, Treg cells are immunosuppressive T-cells that, like TAMs, suppress the ability of the immune system to attack the cancer. Treatment with vehicle (placebo) results is a low ratio of CD8 T-cells to Treg cells, resulting in an immunosuppressed immune cell infiltration to the tumor site (black bar). Treatment with DCC-3014 reverses this ratio to an enhanced tumor fighting state illustrated by the higher ratio of tumor fighting CD8 T-cells to immunosuppressive Treg cells (gray bar).

The following figure illustrates macrophage checkpoint inhibition by DCC-3014 in a syngeneic colorectal cancer model, which has a high influx of TAMs. In this experiment, we assess the growth of murine colorectal cancer cells in mice treated with vehicle control, a control antibody, an anti-PD1 antibody, DCC-3014 or DCC-3014 in combination with an anti-PD1 antibody. The treatment period was 39 days. Tumor size was measured at 12 days after implantation and then every three or four days thereafter. The inhibiting effect of DCC-3014, dosed alone or in combination with an anti-PD1 antibody, was greater than that of vehicle control, control antibody or anti-PD1 antibody treatment alone.

Unlike anti-CSF1R antibodies where over 10,000-fold increases in MCSF have been observed, DCC-3014 produces only a modest increase (less than 10-fold) in preclinical models potentially reducing the risk of rebound or other effects mediated by elevated MCSF. In addition, as an orally administered small molecule DCC-3014 offers significant flexibility in dose titration and a more convenient, patient-preferred route of administration compared to anti-CSF1R antibodies, which require injection. In February 2017, we began enrolling patients in a Phase 1 dose escalation trial of DCC-3014, which is expected to enroll up to 55 patients with advanced malignancies, including solid or hematologic malignancies where TAMs are known or suspected to contribute to the growth and spread of the cancer.

Rebastinib—TIE2 Inhibitor

Rebastinib is an orally administered and potent selective inhibitor of the TIE2 immunokinase, the receptor for angiopoietins, an important family of vascular growth factors. Rebastinib binds potently into the switch pocket of TIE2, stabilizing the inhibitory switch and displacing the activation switch to block TIE2 signaling. TIE2 has an important role in regulating tumor angiogenesis, invasiveness, metastasis, and immunotolerance in a manner analogous to CSF1R. Whereas CSF1R is expressed on TAMs in certain cancers, there is a different and distinct population of protumoral M2 macrophages in which TIE2 is active, known as TIE2 expressing macrophages, or TEMs. Rebastinib is in clinical development for the treatment of multiple solid tumors and in combination with chemotherapy in an investigator sponsored Phase 1b trial.

We evaluated the selectively of rebastinib for TIE2 in a kinome screen assay. The kinome screen assay assesses the concentrations of rebastinib at which it inhibits TIE2 and other kinases. Rebastinib has greater than 100-fold selectively for TIE2. The following figure depicts the results of the kinome screen assay using a 10 micromolar concentration of ATP, a standard low concentration typically used in this assay. Each kinase in the assay is depicted as a point at the end of a branch in the figure, and each kinase inhibited by rebastinib is depicted as a red dot and listed in the legend to the figure.

We evaluated the activity of rebastinib in a polyoma middle-T antigen, or PyMT, syngeneic mouse model in which murine breast cancer growth and mestasis can be assessed. In this model, tumor growth leads to metastasis, which is known to be modulated by TEMs. We examined multiple dosing schedules of rebastinib in combination with paclitaxel, an inhibitor of microtubule dynamics. In these preclinical studies, treatment with rebastinib significantly decreased tumor growth in the PyMT syngeneic mouse breast cancer model, reduced blood microvessel density and inhibited the TEMs. Treatment with rebastinib also significantly reduced the number of circulating tumor cells and metastases.

The figure below depicts the results of our evaluation of rebastinib in the PyMT syngeneic mouse breast cancer model. We treated the mice with vehicle, paclitaxel, rebastinib or a combination of rebastinib and paclitaxel. Tumor size was measured by weight at 31 days after initiation and every two or three days thereafter. Treatment with rebastinib, either alone or in combination with paclitaxel, controlled tumor growth to a greater extent than vehicle or paclitaxel alone.

In addition to activity as a TIE2 inhibitor, a higher concentration of rebastinib also demonstrates activity as a switch control inhibitor of the kinases BCR-ABL1 and FLT3, which are believed to be involved in chronic or acute myeloid leukemia respectively. We investigated rebastinib in a Phase 1, single-agent trial in relapsed or refractory chronic (BCR-ABL+) or acute myeloid leukemia (FLT3-ITD+) patients. Although clinical activity was observed in this Phase 1 trial, clinical benefit was insufficient to justify continued development in either disease. However, PD analyses provided strong evidence of TIE2 inhibition in these patients. The primary objectives of this trial were to investigate the safety of rebastinib and establish the MTD. 57 patients received treatment with rebastinib. The trial established the MAD dose level as 200 mg BID and MTD as 150 mg BID. Dose limiting toxicities were dysarthria, or slurred or slow speech, muscle weakness, and peripheral neuropathy. Treatment emergent Grade 3 adverse events were reported by 35 patients (61%) and treatment emergent Grade 4 adverse events were reported by four patients (7%). One patient experienced an adverse event resulting in death, and the relationship to treatment is unknown. The most common adverse events (incidence of at least 30%) included dry mouth (47%), constipation (44%), fatigue (39%), muscular weakness (37%), headache (35%), nausea (33%) and dizziness (30%). Rebastinib exhibits 100-fold more potent inhibition of TIE2 compared to BCR-ABL in vitro. Our current clinical plans include exploring its potent TIE2 immunokinase inhibitory properties. In a Phase 1 clinical trial, biomarker data has demonstrated rebastinib-induced increases in the TIE2 ligand angiopoietin 2, secondary to TIE2 inhibition. Rebastinib is currently in an investigator sponsored Phase 1b trial in 24 patients with metastatic breast cancer in combination with paclitaxel or erubilin. Based on the more potent TIE2 inhibition of rebastinib, we are planning to explore the clinical development of rebastinib in multiple solid tumors in combination with chemotherapy or immuno-oncology agents at 50 mg and 100 mg BID doses of rebastinib.

The figure below illustrates macrophage checkpoint inhibition by rebastinib in the PyMT syngeneic mouse breast cancer model. In this experiment, we assessed the growth of murine breast cancer cells in mice treated with vehicle control, a control antibody, an anti-PD1 antibody, rebastinib or rebastinib in combination with an anti-PD1 antibody. The treatment period was 18 days. Tumor size was measured at 11 days after implantation and then every three or four days thereafter. The inhibiting effect of rebastinib dosed in combination with an anti-PD1 antibody was greater than that of vehicle control, control antibody or anti-PD1 antibody or rebastinib treatment alone.

Platform Development and Preclinical Pipeline

We intend to leverage our proprietary kinase switch control inhibitor platform to advance additional drug candidates into clinical development. Our discovery programs are focused on novel immunokinases, kinases critical to autophagy and cancer cell metabolism, and kinases known to selectively drive cancer cell growth and survival. We are advancing the preclinical development of additional programs and expect to initiate further preclinical studies in one of these programs in 2018.

Commercial Operations

For DCC-2618, we intend to establish our own commercial and marketing organization in the United States and to selectively establish partnerships in markets outside the United States. We intend to build a specialist sales force to target physicians who are high prescribers of treatments for invasive solid tumors. We expect that the sales force will be supported by sales management, internal sales support, an internal marketing group and distribution support. Additionally, we expect that the sales and marketing teams will manage relationships with key accounts such as managed care organizations, group purchasing organizations, hospital systems, physician group networks, and government accounts. To develop the appropriate commercial infrastructure, we expect to invest significant amounts of financial and management resources, some of which will be committed prior to approval of DCC-2618, which we may never obtain.

For our other drug candidates in oncology, we intend to retain commercialization rights in the United States and leverage our commercial and marketing organization for DCC-2618, assuming we obtain regulatory approval in the United States. For certain drug candidates, such as DCC-3014 and rebastinib, we will consider entering into relationships with strategic partners that enable the expansion of the ongoing clinical development, while retaining significant value for our shareholders. These pharmaceutical company partnerships could focus on specific patient populations and their caregivers, on regional development, or on distribution and sales.

Manufacturing and Supply

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We currently rely on third parties for the manufacture of our drug candidates for preclinical and clinical testing, as well as for commercial manufacture of any drugs that we may commercialize. To date, we have obtained active pharmaceutical ingredients, or APIs, and clinical drug supply for DCC-2618, DCC-3014 and rebastinib for our preclinical and ongoing and planned Phase 1 testing from third-party manufacturers. We obtain our supplies from these manufacturers on a purchase order basis and do not have a long-term supply arrangement in place. We do not currently have arrangements in place for redundant supply for active pharmaceutical ingredients, or API, drug product or drug substance. For all of our drug candidates, we intend to identify and qualify additional manufacturers to provide the API, drug product and drug substance prior to submission of a new drug application to the FDA or a marketing authorization application to the European Medicines Agency.

All our drug candidates are compounds of low molecular weight, generally called small molecules. They can be manufactured from readily available starting materials in reliable and reproducible synthetic processes that are amenable to scale-up and do not require specialized equipment in the manufacturing process. We expect to continue to develop drug candidates that can be produced cost-effectively at contract manufacturing facilities.

We generally expect to rely on third parties for the manufacture of any companion diagnostics we may develop.

Competition

The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary drugs. While we believe that our technology, development experience and scientific knowledge provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. Any drug candidates that we successfully develop and commercialize will compete with existing drugs and new drugs that may become available in the future.

We compete in the segments of the pharmaceutical, biotechnology and other related markets that address inhibition of kinases in cancer and other rare genetic diseases. There are other companies working to develop therapies in the field of kinase inhibition for cancer and other diseases. These companies include divisions of large pharmaceutical companies and biotechnology companies of various sizes.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved drugs than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

We could see a reduction or elimination in our commercial opportunity if our competitors develop and commercialize drugs that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any drugs that we or our collaborators may develop. Our competitors also may obtain FDA or other regulatory approval for their drugs more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we or our collaborators are able to enter the market. The key competitive factors affecting the success of all of our drug candidates, if approved, are likely to be their efficacy, safety, convenience, price, the effectiveness of companion diagnostics, the level of generic competition and the availability of reimbursement from government and other third-party payors.

If we receive approval for the drug candidates in our priority programs for the indications we are targeting, they will compete with the drugs discussed below and will likely compete with other drugs that are currently in clinical trials.

Competition for DCC-2618

We are initially developing DCC-2618 for GIST, gliomas, including GBM, and ASM patients with mutations in KIT and PDGFRα. Certain forms of lung and skin cancer and some leukemias express high levels of KIT or PDGFRα or contain mutations in these kinases and we also intend to evaluate the potential clinical benefit of DCC-2618 in patients with these cancers.

In GIST, the current approved standards of care for unresectable or metastatic patients are first-line imatinib, followed by second-line sunitinib upon imatinib progression, followed by third-line regorafenib upon sunitinib progression. If DCC-2618 receives marketing approval for GIST, we may also face competition from drug candidates in clinical trials including Arog Pharmaceuticals, Inc., Blueprint Medicines Corporation, Plexxikon Inc., a wholly owned subsidiary of Daiichi Sankyo Company, Limited, and ARIAD Pharmaceuticals, Inc., a wholly owned subsidiary of Takeda Pharmaceuticals U.S.A.

For ASM, the only approved drugs that inhibit KIT are imatinib for patients without the KIT D816V mutation or mutational status unknown and midostaurin (Novartis AG). If DCC-2618 receives marketing approval, in addition to midostaurin it may face competition from other drug candidates in clinical trials for ASM, including drug candidates from AB Science S.A., Blueprint Medicines Corporation, Plexxikon Inc., a wholly owned subsidiary of Daiichi Sankyo Company, Limited.

Competition for Rebastinib

We are initially developing rebastinib, a TIE2 inhibitor, to control immunosuppressive tumor-associated macrophages expressing TIE2 to assist the immune system in targeting tumor cells. While rebastinib is a novel molecule, we may face competition from drug candidates in clinical trials that are not TIE2 inhibitors, but aim to achieve similar effects on the immune-system. These include small molecule drug candidates in clinical trials from Array BioPharma Inc., Novartis AG, Plexxikon Inc., a wholly owned subsidiary of Daiichi Sankyo Company, Limited, and from antibody therapeutics from Amgen Inc., Eli Lilly and Company, Roche Holding Ltd, Five Prime Therapeutics, Inc., Novartis AG, and Syndax Pharmaceuticals, Inc.

Competition for DCC-3014

We are initially developing DCC-3014, an inhibitor of CSF1R, to control immunosuppressive tumor-associated macrophages to assist the immune system in targeting tumor cells. If DCC-3014 receives marketing approval, it may face competition from other drug candidates in clinical trials that target CSF1R, including small molecule drug candidates in clinical trials from Array BioPharma, Inc., Novartis AG, Plexxikon Inc., a wholly owned subsidiary of Daiichi Sankyo Company, Limited, and from antibody therapeutics including those from Amgen Inc., Eli Lilly and Company, Roche Holding Ltd, Five Prime Therapeutics, Inc., Novartis AG, and Syndax Pharmaceuticals, Inc.

Intellectual Property

We strive to protect the proprietary technologies that we believe are important to our business, including pursuing and maintaining patent protection intended to cover the composition of matter of our drug candidates, for example, DCC-2618, DCC-3014 and rebastinib, their methods of use, related technologies and other inventions that are important to our business. In addition to patent protection, we also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection, including our proprietary kinase switch control inhibitor platform.

Our commercial success depends in part upon our ability to obtain and maintain patent and other proprietary protection for our drug candidates and other commercially important technologies, inventions and know-how related to our business, defend and enforce our intellectual property rights, in particular, our patent rights, preserve the confidentiality of our trade secrets and operate without infringing valid and enforceable intellectual property rights of others.

The patent positions for biotechnology and pharmaceutical companies like us are generally uncertain and can involve complex legal, scientific and factual issues. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued, and its scope can be reinterpreted and even challenged after issuance. As a result, we cannot guarantee that any of our drug candidates will be protected or remain protectable by enforceable patents. Moreover, any patents that we hold may be challenged, circumvented or invalidated by third parties. For more information regarding the risks related to our intellectual property please see “Risk Factors—Risks Related to Our Intellectual Property.”

As of July 31, 2017, we owned 14 issued U.S. patents, 66 issued foreign patents, four pending U.S. patent applications, and 63 pending foreign patent applications.

With regard to DCC-2618, as of July 31, 2017, we owned two issued U.S. patents with composition of matter and method of use claims directed to DCC-2618 and its use. The issued U.S. patents are expected to expire in 2032, without taking a potential patent term extension into account. In addition, we have patents that have been granted in various different countries including Australia, Japan, South Korea, and Singapore, which are expected to expire in 2032, without taking potential patent term extensions into account, and at least 12 pending patent applications in various other countries and regions in North America, South America, Europe, and Asia, which, if issued, are expected to expire in 2032, without taking potential patent term extensions into account.

With regard to DCC-3014, as of July 31, 2017, we owned one issued U.S. patent with composition of matter and method of use claims directed to DCC-3014 and its use. The issued U.S. patent is expected to expire in 2034, without taking a potential patent term extension into account. In addition, we have one patent that has been granted in China and at least 16 pending patent applications in various other countries and regions in North America, South America, Europe, and Asia, which, if issued, are expected to expire in 2034, without taking potential patent term extensions into account.

With regard to rebastinib, as of July 31, 2017, we own three issued U.S. patents with composition of matter and method of use claims directed to rebastinib and its use. The issued U.S. patents are expected to expire in between 2027 and 2034, without taking a potential patent term adjustment or extension into account. In addition, we own approximately 15 patents that have been granted in various different countries including Australia, Canada, China, Europe, Hong Kong, Indonesia, Israel, Japan, South Korea, Mexico, Russian Federation, Philippines, and Singapore, which are expected to expire in 2027, without taking potential patent term adjustments or extensions into account, and approximately three pending patent applications in various other countries and regions, for example in Brazil, India, and Indonesia, which, if issued, are expected to expire in 2027, without taking potential patent term adjustments or extensions into account.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application.

In the United States, the term of a patent covering an FDA-approved drug may, in certain cases, be eligible for a patent term extension under the Hatch-Waxman Act as compensation for the loss of patent term during the FDA regulatory review process. The period of extension may be up to five years, but cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent among those eligible for an extension and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar provisions are available in Europe and in certain other jurisdictions to extend the term of a patent that covers an approved drug. It is possible that issued U.S. patents covering DCC-2618, DCC-3014, and rebastinib may be entitled to patent term extensions. If our drug candidates receive FDA approval, we intend to apply for patent term extensions, if available, to extend the term of patents that cover the approved drug candidates. We also intend to seek patent term extensions in any jurisdictions where they are available, however, there is no guarantee that the applicable authorities, including the FDA, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions.

In addition to patent protection, we also rely on trade secret protection for our proprietary information that is not amenable to, or that we do not consider appropriate for, patent protection, including, for example, our proprietary kinase switch control inhibitor platform and certain aspect of our manufacturing processes and aspects of our kinase switch control platform. However, trade secrets can be difficult to protect. Although we take steps to protect our proprietary information, including restricting access to our premises and our confidential information, as well as entering into agreements with our employees, consultants, advisors and potential collaborators, such individuals may breach such agreements and disclose our proprietary information including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. In addition, third parties may independently develop the same or similar proprietary information or may otherwise gain access to our proprietary information. As a result, we may be unable to meaningfully protect our trade secrets and proprietary information. For more information regarding the risks related to our intellectual property please see “Risk Factors—Risks Related to Our Intellectual Property.”

Government Regulation

Government authorities in the United States at the federal, state and local level and in other countries extensively regulate, among other things, the research and clinical development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing, pricing and export and import of drug products, such as those we are developing. Generally, before a new drug can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific to each regulatory authority, submitted for review and approved by the regulatory authority.

Drugs are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable regulatory requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the regulatory authority’s refusal to approve pending applications, withdrawal of an approval, clinical holds, untitled or warning letters, voluntary product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution injunctions, disbarment, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

U.S. Drug Development

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. Our drug candidates must be approved by the FDA through the NDA process before they may be legally marketed in the United States. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of extensive preclinical, sometimes referred to as preclinical laboratory tests, preclinical animal studies and formulation studies all performed in accordance with applicable regulations, including the FDA’s good laboratory practice, or GLP, regulations;

•	submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may begin and must be updated annually;

•	performance of adequate and well-controlled human clinical trials in accordance with applicable IND and other clinical trial-related regulations, sometimes referred to as good clinical practices, or GCPs, to establish the safety and efficacy of the proposed drug for its proposed indication;

•	submission to the FDA of an NDA, for a new drug;

•	a determination by the FDA within 60 days of its receipt of an NDA to file the NDA for review;

•	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the API and finished drug product are produced to assess compliance with the FDA’s current good manufacturing practice requirements, or cGMP;

•	potential FDA audit of the preclinical and/or clinical trial sites that generated the data in support of the NDA; and

•	FDA review and approval of the NDA prior to any commercial marketing or sale of the drug in the United States.

The data required to support an NDA are generated in two distinct development stages: preclinical and clinical. For new chemical entities, the preclinical development stage generally involves synthesizing the active component, developing the formulation and determining the manufacturing process, as well as carrying out non-human toxicology, pharmacology and drug metabolism studies in the laboratory, which support subsequent clinical testing. The conduct of the preclinical tests must comply with federal regulations, including GLPs. The sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational drug product to humans. The central focus of an IND submission is on patient safety and the general investigational plan and the protocol(s) for human trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the IND on clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. The FDA may also impose clinical holds on a drug candidate at any time before or during clinical trials due to safety concerns or non-compliance. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that could cause the trial to be suspended or terminated.

The clinical stage of development involves the administration of the drug candidate to human subjects under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

Clinical trials are generally conducted in three sequential phases that may overlap or be combined, known as Phase 1, Phase 2 and Phase 3 trials. Phase 1 trials generally involve a small number of healthy volunteers who are initially exposed to a single dose and then multiple doses of the drug candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, side effects, tolerability and safety of the drug.

Phase 2 clinical trials typically involve studies in disease-affected patients to determine the dose required to produce the desired benefits. At the same time, safety and further PK and PD information is collected, as well as identification of possible adverse effects and safety risks and preliminary evaluation of efficacy. Phase 3 trials generally involve large numbers of patients at multiple sites (from several hundred to several thousand subjects) and are designed to provide the data necessary to demonstrate the efficacy of the drug for its intended use, its safety in use, and to establish the overall benefit/risk relationship of the drug and provide an adequate basis for drug approval. The duration of treatment is often extended to mimic the actual use of a drug during marketing. Generally, two adequate and well-controlled Phase 3 trials are required by the FDA for approval of an NDA.

A pivotal study is a clinical study that adequately meets regulatory agency requirements for the evaluation of a drug candidate’s efficacy and safety such that it can serve as the primary basis for approval of the drug. Generally, pivotal studies are also Phase 3 studies but may be Phase 2 studies if the trial design provides a well-controlled and reliable assessment of clinical benefit, particularly in situations where there is an unmet medical need. Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, FDA may mandate the performance of Phase 4 clinical trials.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse reactions, any finding from other clinical studies, tests in laboratory animals, or in vitro testing that suggests a significant risk for human subjects, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Phase 1, Phase 2 and Phase 3 trials may not be completed successfully within any specified period, if at all. The FDA, the IRB, or the clinical trial sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated check points based on access to certain data from the trial. We may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate. Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the drug in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, cGMPs impose extensive procedural, substantive and recordkeeping requirements to ensure and preserve the long term stability and quality of the final drug product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

NDA and FDA Review Process

Following trial completion, trial data are analyzed to assess safety and efficacy. The results of preclinical studies and clinical trials are then submitted to the FDA as part of an NDA, along with proposed labeling for the drug and information about the manufacturing process and facilities that will be used to ensure drug quality, results of analytical testing conducted on the chemistry of the drug, and other relevant information. The NDA is a request for approval to market the drug and must contain adequate evidence of safety and efficacy, which is demonstrated by extensive preclinical and clinical testing. Data may come from company- sponsored clinical trials intended to test the safety and efficacy of a use of a drug, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational drug product for a particular indication or indications to the satisfaction of the FDA. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances. FDA approval of an NDA must be obtained before a drug may be offered for sale in the United States.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each NDA must be accompanied by a user fee. The FDA adjusts the PDUFA user fees on an annual basis. According to the FDA’s fee schedule, effective through September 30, 2017, the user fee for an application requiring clinical data, such as an original NDA, is $2,038,100. PDUFA also imposes an annual product fee for human drugs ($97,750) and an annual establishment fee ($512,200) on facilities used to manufacture prescription drugs. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

Within 60 days following submission of an original NDA, the FDA reviews the application to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any NDA that it deems incomplete or not properly reviewable at the time of submission, including for failure to pay required fees, and may request additional information. In this event, the application must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. The FDA typically makes a decision on whether to accept an NDA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth, substantive review of the NDA. Under the performance goals established under PDUFA, FDA has agreed to review 90% of standard NDAs for new molecular entities (NMEs) in ten months from the filing date and 90% of priority NME NDAs in six months from the filing date. The goals for reviewing standard and priority non-NME NDAs are ten months and six months, respectively, measured from the submission date of the application. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs, and the review process is often significantly extended by FDA requests for additional information or clarification.

After the NDA submission is accepted for filing, the FDA reviews the NDA to determine, among other things, whether the proposed drug is safe and effective for its intended use, and whether the drug is being manufactured in accordance with cGMP to assure and preserve the drug’s identity, strength, quality and purity. The FDA may refer applications for novel drugs or drug candidates that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. In the course of its review, the FDA may re-analyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. The review and evaluation of an NDA by the FDA is extensive and time consuming and may take longer than originally planned to complete, and we may not receive a timely approval, if at all.

Before approving an NDA, the FDA typically conducts a pre-approval inspection of the manufacturing facilities for the new drug to determine whether they comply with cGMPs. The FDA will not approve the drug unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the drug within required specifications. In addition, before approving an NDA, the FDA may also audit data from clinical trials to ensure compliance with GCP requirements. After the FDA evaluates the application, manufacturing process and manufacturing facilities where the drug product and/or its API will be produced, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The Complete Response Letter may require additional clinical data and/or an additional pivotal clinical trial(s), and/or other significant, expensive and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, challenge the determination set forth in the letter by requesting a hearing, or withdraw the application. Even if such data and information are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.

There is no assurance that the FDA will ultimately approve a drug product for marketing in the United States and we may encounter significant difficulties or costs during the review process. If a drug receives marketing approval, the approval may be significantly limited to specific diseases, dosages, or patient subgroups, or the indications for use may otherwise be limited, which could restrict the commercial value of the drug. Further, the FDA may require that certain contraindications, warnings, precautions, or adverse events be included in the drug labeling or may condition the approval of the NDA on other changes to the proposed labeling, development of adequate controls and specifications, or a commitment to conduct post-market testing or clinical trials and surveillance to monitor the effects of approved drugs. For example, the FDA may require Phase 4 testing which involves clinical trials designed to further assess a drug’s safety and may require testing and surveillance programs to monitor the safety of approved drugs that have been commercialized. The FDA may also place other conditions on approvals including the requirement for a Risk Evaluation and Mitigation Strategy, or REMS, to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS. The FDA will not approve the NDA without an approved REMS, if required. A REMS could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of drugs. Drug approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

Special FDA Expedited Review and Approval Programs

The FDA has various programs, including Fast Track Designation, accelerated approval, priority review and Breakthrough Therapy Designation, that are intended to expedite or simplify the process for the development and FDA review of drugs that are intended for the treatment of serious or life threatening diseases or conditions and demonstrate the potential to address unmet medical needs. The purpose of these programs is to provide important new drugs to patients earlier than under standard FDA review procedures. To be eligible for a Fast Track Designation, the FDA must determine, based on the request of a sponsor, that a drug is intended to treat a serious or life threatening disease or condition and demonstrates the potential to address an unmet medical need. The FDA will determine that a product will fill an unmet medical need if it will provide a therapy where none exists or provide a therapy that may be potentially superior to existing therapy based on efficacy or safety factors.

The FDA may give a priority review designation to drugs intended to treat serious conditions that offer major advances in treatment, or provide a treatment where no adequate therapy exists. A priority review means that the goal for the FDA to review an application is six months, rather than the standard review of ten months under current PDUFA guidelines. These six and ten-month review periods are measured from the “filing” date rather than the receipt date for NDAs for new molecular entities, which typically adds approximately two months to the timeline for review and decision from the date of submission. Most products that are eligible for Fast Track Designation are also likely to be considered appropriate to receive a priority review.

In addition, drugs studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval and may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require a sponsor of a drug receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoint and to submit promotional materials for preapproval and pre-use review. In addition, the drug may be subject to accelerated withdrawal procedures.

Moreover, under the provisions of the Food and Drug Administration Safety and Innovation Act, or FDASIA, enacted in 2012, a sponsor can request designation of a drug candidate as a “breakthrough therapy.” A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs designated as breakthrough therapies are also eligible for accelerated approval. The FDA must take certain actions, such as holding timely meetings and providing advice, intended to expedite the development and review of an application for approval of a breakthrough therapy.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. Furthermore, Fast Track Designation, priority review, accelerated approval and Breakthrough Therapy Designation, do not change the standards for approval and may not ultimately expedite the development or approval process.

Pediatric Trials

Under the Pediatric Research Equity Act, or PREA, an NDA or supplement to an NDA for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration must contain data to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers.

Pursuant to FDASIA, which was signed into law on July 9, 2012, a sponsor who is planning to submit a marketing application for a drug subject to PREA must submit an initial Pediatric Study Plan, or PSP, within sixty days of an end-of-Phase 2 meeting or as may be agreed between the sponsor and FDA. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials, and/or other clinical development programs.

Post-Marketing Requirements

Following approval of a new drug, a pharmaceutical company and the approved drug are subject to continuing regulation by the FDA, including, among other things, registration and listing, monitoring and recordkeeping activities, reporting to the applicable regulatory authorities of adverse experiences with the drug, providing the regulatory authorities with updated safety and efficacy information, drug sampling and distribution requirements, and complying with promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting drugs for uses or in patient populations that are not described in the drug’s approved labeling (known as “off-label use”), limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the internet. Although physicians may prescribe legally available drugs for off-label uses. FDA takes the position that manufacturers may not market or promote such off-label uses. Modifications or enhancements to the drug or its labeling or changes of the site or process of manufacture are often subject to the approval of the FDA and other regulators, which may or may not be received or may result in a lengthy review process.

Prescription drug advertising is subject to federal, state and foreign regulations. In the United States, the FDA regulates prescription drug promotion, including direct-to-consumer advertising. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. Any distribution of prescription drugs and pharmaceutical samples must comply with the U.S. Prescription Drug Marketing Act, or the PDMA, a part of the FDCA.

In the United States, once a drug is approved, its manufacture is subject to comprehensive and continuing regulation by the FDA. The FDA regulations require that drugs be manufactured in specific approved facilities and in accordance with cGMP. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our drugs in accordance with cGMP regulations. cGMP regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. These regulations also impose certain organizational, procedural and documentation requirements with respect to manufacturing and quality assurance activities. NDA holders using contract manufacturers, laboratories or packagers are responsible for the selection and monitoring of qualified firms, and, in certain circumstances, qualified suppliers to these firms. These firms and, where applicable, their suppliers are subject to inspections by the FDA at any time, and the discovery of violative conditions, including failure to conform to cGMP, could result in enforcement actions that interrupt the operation of any such facilities or the ability to distribute drugs manufactured, processed or tested by them. Discovery of problems with a drug after approval may result in restrictions on a drug, manufacturer, or holder of an approved NDA, including, among other things, recall or withdrawal of the drug from the market, and may require substantial resources to correct.

The FDA also may require post-approval testing, sometimes referred to as Phase 4 testing, risk minimization action plans and post-marketing surveillance to monitor the effects of an approved drug or place conditions on an approval that could restrict the distribution or use of the drug. Discovery of previously unknown problems with a drug or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, untitled or warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a drug’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures, including a REMS or the conduct of post-marketing studies to assess a newly discovered safety issue. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our drugs under development.

Other Regulatory Matters

Manufacturing, sales, promotion and other activities following drug approval are also subject to regulation by numerous regulatory authorities in addition to the FDA, including, in the United States, the Centers for Medicare & Medicaid Services, other divisions of the Department of Health and Human Services, the Drug Enforcement Administration for controlled substances, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments. In the United States, sales, marketing and scientific/educational programs must also comply with state and federal fraud and abuse laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act of 2010, or ACA. If drugs are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. The handling of any controlled substances must comply with the U.S. Controlled Substances Act and Controlled Substances Import and Export Act. Drugs must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act.

Manufacturing, sales, promotion and other activities are also potentially subject to federal and state consumer protection and unfair competition laws.

We are subject to numerous foreign, federal, state and local environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. In addition, our leasing and operation of real property may subject us to liability pursuant to certain U.S. environmental laws and regulations, under which current or previous owners or operators of real property and entities that disposed or arranged for the disposal of hazardous substances may be held strictly, jointly and severally liable for the cost of investigating or remediating contamination caused by hazardous substance releases, even if they did not know of and were not responsible for the releases.

The distribution of pharmaceutical drugs is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical drugs.

The failure to comply with regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of drugs, total or partial suspension of production, denial or withdrawal of product approvals, or refusal to allow a firm to enter into supply contracts, including government contracts. In addition, even if a firm complies with FDA and other requirements, new information regarding the safety or efficacy of a product could lead the FDA to modify or withdraw product approval. Prohibitions or restrictions on sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of the FDA approval of our drug candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application. Only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we intend to apply for restoration of patent term for one of our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA.

Marketing exclusivity provisions under the FDCA can also delay the submission or the approval of certain marketing applications for competing products. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a

505(b)(2) NDA submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovator drug or for another indication. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder. The FDCA also provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA, if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) applications for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness. Orphan drug exclusivity, as described below, may offer a seven-year period of marketing exclusivity, except in certain circumstances. Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial.

Orphan Drug Designation

The FDA may grant Orphan Drug Designation to drugs intended to treat a rare disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and marketing the drug for this type of disease or condition will be recovered from sales in the United States. In the European Union, the European Commission, after receiving the opinion of the EMA’s Committee for Orphan Medicinal Products, or COMP, grants Orphan Drug Designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the European Union Community. Additionally, designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug or biological product.

In the United States, Orphan Drug Designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. In addition, if a product receives the first FDA approval for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity.

In the European Union, Orphan Drug Designation also entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity is granted following drug or biological product approval. This period may be reduced to six years if the Orphan Drug Designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.

Orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

Regulation of Diagnostic Tests

Some of our drug candidates may require use of a diagnostic to identify appropriate patient populations for our products. These diagnostics, often referred to as companion diagnostics, are medical devices, often in vitro devices, which provide information that is essential for the safe and effective use of a corresponding drug. In the United States, the FDCA and its implementing regulations, and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. Unless an exemption applies, diagnostic tests require marketing clearance or approval from the FDA prior to commercial distribution. The two primary types of FDA marketing authorization applicable to a medical device are premarket notification, also called 510(k) clearance, and premarket approval, or PMA approval. We expect that any companion diagnostic developed for our drug candidates will utilize the PMA pathway.

PMA applications must be supported by valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. For diagnostic tests, a PMA application typically includes data regarding analytical and clinical validation studies. As part of its review of the PMA, the FDA will conduct a pre-approval inspection of the manufacturing facility or facilities to ensure compliance with the Quality System Regulation, or QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures. FDA review of an initial PMA may require several years to complete. If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure the final approval of the PMA. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. Once granted, PMA approval may be withdrawn by the FDA if compliance with post approval requirements, conditions of approval or other regulatory standards is not maintained or problems are identified following initial marketing.

On August 6, 2014, the FDA issued a final guidance document addressing the development and approval process for “In Vitro Companion Diagnostic Devices.” According to the guidance, for novel drugs such as our drug candidates, a companion diagnostic device and its corresponding drug should be approved or cleared contemporaneously by FDA for the use indicated in the therapeutic product labeling. The guidance also explains that a companion diagnostic device used to make treatment decisions in clinical trials of a drug generally will be considered an investigational device, unless it is employed for an intended use for which the device is already approved or cleared. If used to make critical treatment decisions, such as patient selection, the diagnostic device generally will be considered a significant risk device under the FDA’s Investigational Device Exemption, or IDE, regulations. Thus, the sponsor of the diagnostic device will be required to comply with the IDE regulations. According to the guidance, if a diagnostic device and a drug are to be studied together to support their respective approvals, both products can be studied in the same investigational study, if the study meets both the requirements of the IDE regulations and the IND regulations. The guidance provides that depending on the details of the study plan and subjects, a sponsor may seek to submit an IND alone, or both an IND and an IDE.

In the EEA, in vitro medical devices are required to conform with the essential requirements of the EU Directive on in vitro diagnostic medical devices (Directive No 98/79/EC, as amended). To demonstrate compliance with the essential requirements, the manufacturer must undergo a conformity assessment procedure. The conformity assessment varies according to the type of medical device and its classification. For low-risk devices, the conformity assessment can be carried out internally, but for higher risk devices it requires the intervention of an accredited EEA Notified Body. If successful, the conformity assessment concludes with the drawing up by the manufacturer of an EC Declaration of Conformity entitling the manufacturer to affix the CE mark to its products and to sell them throughout the EEA.

European Drug Development

In Europe, our future drugs may also be subject to extensive regulatory requirements. As in the United States, medicinal products can only be marketed if a marketing authorization from the competent regulatory agencies has been obtained.

Similar to the United States, the various phases of preclinical and clinical research in Europe are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the European Union clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the European Union, the European Union Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the member state regimes. Under the current regime, before a clinical trial can be initiated it must be approved in each of the European Union countries where the trial is to be conducted by two distinct bodies: the National Competent Authority, or NCA, and one or more Ethics Committees, or ECs. Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the Member State where they occurred.

In 2014, a new Clinical Trials Regulation 536/2014, replacing the current Directive, was adopted. The new Regulation will become directly applicable in all EU Member States (without national implementation) once the EU Portal and Database are fully functional. It is expected that the Regulation will apply by October 2018. The new Regulation seeks to simplify and streamline the approval of clinical trials in the European Union. For example, the sponsor shall submit a single application for approval of a clinical trial via the EU Portal. As part of the application process, the sponsor shall propose a reporting Member State, who will coordinate the validation and evaluation of the application. The reporting Member State shall consult and coordinate with the other concerned Member States. If an application is rejected, it can be amended and resubmitted through the EU Portal. If an approval is issued, the sponsor can start the clinical trial in all concerned Member States. However, a concerned Member State can in limited circumstances declare an “opt-out” from an approval. In such a case, the clinical trial cannot be conducted in that Member State. The Regulation also aims to streamline and simplify the rules on safety reporting, and introduces enhanced transparency requirements such as mandatory submission of a summary of the clinical trial results to the EU Database.

European Drug Review and Approval

In the European Economic Area, or EEA, which is comprised of the 28 Member States of the European Union plus Norway, Iceland and Liechtenstein, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations:

The Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the EMA and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of drugs, such as biotechnology medicinal drugs, orphan medicinal drugs, and medicinal drugs containing a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for drugs containing a new active substance not yet authorized in the EEA, or for drugs that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union.

National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for drugs not falling within the mandatory scope of the Centralized Procedure. Where a drug has already been authorized for marketing in a Member State of the EEA, this National

MA can be recognized in another Member States through the Mutual Recognition Procedure. If the drug has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of the drug characteristics, or SPC, and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Member States Concerned) for their approval. If the Member States Concerned raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling, or packaging proposed by the RMS, the drug is subsequently granted a national MA in all the Member States (i.e. in the RMS and the Member States Concerned).

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the drug on the basis of scientific criteria concerning its quality, safety and efficacy.

European Chemical Entity Exclusivity

In Europe, new chemical entities, sometimes referred to as new active substances, qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. This data exclusivity, if granted, prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic application for eight years, after which generic marketing authorization can be submitted, and the innovator’s data may be referenced, but not approved for two years. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

Rest of the World Regulation

For other countries outside of the Europe and the United States, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, drug licensing, pricing and reimbursement vary from country to country. In all cases the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Coverage and Reimbursement

Sales of our drugs will depend, in part, on the extent to which our drugs will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly reducing reimbursements for medical drugs and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic drugs. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third-party reimbursement for our drug candidates, if approved, or a decision by a third-party payor to not cover our drug candidates could reduce physician usage of such drugs and have a material adverse effect on our sales, results of operations and financial condition.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Unlike Medicare Part A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for drugs for which we obtain marketing approval. However, any negotiated prices for our drugs covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

The American Recovery and Reinvestment Act of 2009 provides funding for the federal government to compare the effectiveness of different treatments for the same illness. The plan for the research was published in 2012 by the Department of Health and Human Services, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures are made to Congress. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for public or private payors, it is not clear what effect, if any, the research will have on the sales of our drug candidates, if any such drug or the condition that they are intended to treat are the subject of a trial. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s drug could adversely affect the sales of our drug candidate. If third-party payors do not consider our drugs to be cost-effective compared to other available therapies, they may not cover our drugs after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our drugs on a profitable basis.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, enacted in March 2010, has had a significant impact on the healthcare industry. The ACA expanded coverage for the uninsured while at the same time containing overall healthcare costs. With regard to pharmaceutical products, the ACA, among other things, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs, and a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, started in April 2013, and, due to subsequent legislative amendments, will stay in effect through 2025 unless additional Congressional action is taken. On January 2, 2013, then President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which among other things, also reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Some of the provisions of the ACA have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges. In January 2017, Congress voted to adopt a budget resolution for fiscal year 2017, that while not a law, is widely viewed as the first step toward the passage of legislation that would repeal certain aspects of the ACA. In May 2017, the House of Representatives passed legislation to repeal and replace parts of the ACA. Further, on January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. Congress also could consider subsequent legislation to replace elements of the ACA that are repealed. Thus, the full impact of the ACA, any law repealing or replacing elements of it, or the political uncertainty surrounding its repeal or replacement on our business remains unclear. We expect that additional federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare drugs and services, and in turn could significantly reduce the projected value of certain development projects and reduce our profitability.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal drugs for which their national health insurance systems provide reimbursement and to control the prices of medicinal drugs for human use. A member state may approve a specific price for the medicinal drug or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal drug on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical drugs will allow favorable reimbursement and pricing arrangements for any of our drugs. Historically, drugs launched in the European Union do not follow price structures of the United States and generally tend to be significantly lower.

Other Healthcare Laws

We may also be subject to healthcare regulation and enforcement by the federal government and the states and foreign governments where we may market our drug candidates, if approved. These laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, privacy and security and physician sunshine laws and regulations.

The federal Anti-Kickback Statute prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or paying remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs. The Anti-Kickback Statute is subject to evolving interpretations. In the past, the government has enforced the Anti-Kickback Statute to reach large settlements with healthcare companies based on sham consulting and other financial arrangements with physicians. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act. The majority of states also have anti-kickback laws, which establish similar prohibitions and in some cases may apply to items or services reimbursed by any third-party payor, including commercial insurers.

Additionally, the civil False Claims Act prohibits knowingly presenting or causing the presentation of a false, fictitious or fraudulent claim for payment to the U.S. government. Actions under the False Claims Act may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Violations of the False Claims Act can result in very significant monetary penalties and treble damages. The federal government is using the False Claims Act, and the accompanying threat of significant liability, in its investigation and prosecution of pharmaceutical and biotechnology companies throughout the U.S., for example, in connection with the promotion of products for unapproved uses and other sales and marketing practices. The government has obtained multi-million and multi-billion dollar settlements under the False Claims Act in addition to individual criminal convictions under applicable criminal statutes. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers’ and manufacturers’ compliance with applicable fraud and abuse laws.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, also created new federal criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

There has also been a recent trend of increased federal and state regulation of payments made to physicians and other healthcare providers. The ACA, among other things, imposes new reporting requirements on drug manufacturers for payments made by them to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (or up to an aggregate of $1 million per year for “knowing failures”), for all payments, transfers of value or ownership or investment interests that are not timely, accurately and completely reported in an annual submission. Drug manufacturers were required to submit annual reports to the government and these reports are posted on a website maintained by the Centers for Medicare and Medicaid Services. Certain states also mandate implementation of compliance programs, impose restrictions on drug manufacturer marketing practices and/or require the tracking and reporting of gifts, compensation and other remuneration to physicians.

We may also be subject to data privacy and security requirements that may impact the way in which we conduct research and operate our business. HIPAA, as amended by the Health Information Technology and Clinical Health Act, or HITECH, and their respective implementing regulations, including the final omnibus rule published on January 25, 2013, imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information on covered entities that may need to disclose protected health information to us for research purposes. We rely upon health information to conduct research on our products and if we experience any reluctance on the part of HIPAA covered entities or individuals to disclose health information to us or participate in research could have a negative effect on our business. In addition, we may be directly subject to certain state laws concerning privacy and data security. Existing state laws governing the privacy and security of personally identifiable information, and, in some states, health information, impose differing requirements, thus complicating our compliance efforts.

Employees

We have operated by leveraging skilled experts, consultants, contract research organizations, and contractors to manage our clinical operations, under the leadership and direction of our management. We will expand our infrastructure to manage our clinical, finance and commercial operations with additional full-time employees.

As of July 31, 2017, we had 43 full-time employees and one part-time employee, 16 of whom hold Ph.D. or M.D. degrees. Of these employees, 32 were engaged in research and development activities and 11 were engaged in general and administrative activities. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

We currently lease two facilities. Our headquarters are located in 6,883 rentable square feet of office space in Waltham, Massachusetts that is used primarily for our clinical research, regulatory, business development and administrative functions. We also lease 18,908 square feet of laboratory, office and storage space in Lawrence, Kansas that is used primarily for discovery research, preclinical research, and non-clinical functions. We have also leased 2,707 square feet of additional office space in Lawrence, Kansas, effective September 1, 2017. We believe that our existing facilities are adequate for our current needs. We expect to seek additional office space for our Massachusetts operations as we increase our staffing levels as a result of anticipated growth in our clinical and regulatory activities as well as additional financial and administrative resources required to support operations as a public company. We believe that any additional space we may require will be available on commercially reasonable terms.

Legal Proceedings

We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age as of July 31, 2017 and position of the individuals who currently serve as directors and executive officers of Deciphera Pharmaceuticals, LLC and will serve as the directors and executive officers of Deciphera Pharmaceuticals, Inc. upon the completion of the Conversion that will take place immediately prior to the completion of this offering. The following also includes certain information regarding our directors’ and officers’ individual experience, qualifications, attributes and skills and brief statements of those aspects of our directors’ backgrounds that led us to conclude that they are qualified to serve as directors.

Name	Age	Position(s)
Michael D. Taylor, Ph.D.	62	President, Chief Executive Officer and Director
Daniel L. Flynn, Ph.D.	63	Chief Scientific Officer and Founder
Thomas P. Kelly	46	Chief Financial Officer
Christopher J. Morl	58	Chief Business Officer
Oliver Rosen, M.D.	53	Chief Medical Officer
James A. Bristol, Ph.D.	70	Chairman of the Board of Directors
Patricia L. Allen	55	Director
Edward J. Benz, Jr, M.D.	71	Director
John R. Martin	56	Director
Liam Ratcliffe, M.D., Ph.D.	54	Director
Michael Ross, Ph.D.	68	Director
Dennis L. Walsh	49	Director

Executive Officers

Michael D. Taylor, Ph.D. has served as our President and Chief Executive Officer since March 2014 and as a member of our board of directors since March 2014. Prior to joining Deciphera, Dr. Taylor was Chief Executive Officer of Ensemble Therapeutics, Corp., a small molecule drug discovery company, from July 2007 to October 2013. Prior to joining Ensemble, Dr. Taylor was Senior Vice President for Pfizer Inc.’s Global R&D division and served as Vice President, Drug Development at Warner-Lambert/Parke-Davis, where he led early and late-stage development projects across multiple therapeutic areas, including Lipitor® and Neurontin®. Dr. Taylor has authored or coauthored 65 manuscripts and published abstracts and is co-inventor on eight patents. Dr. Taylor holds a Ph.D. in Medicinal Chemistry from the State University of New York at Buffalo School of Pharmacy, was awarded an NIH postdoctoral fellowship in natural products synthesis and structure elucidation at the University of Pennsylvania, and holds a B.S. magna cum laude in chemistry from the University of South Florida. We believe that Dr. Taylor’s experience with pharmaceutical companies and his executive leadership, managerial and business experience qualifies him to serve on our board of directors.

Daniel L. Flynn, Ph.D. is our founder and has served as our Chief Scientific Officer since March 2014. He previously served as our President and Chief Executive Officer from November 2003 to March 2014 and as a member of our board of directors from November 2003 to September 2015. Before founding Deciphera in 2003, Dr. Flynn held senior roles in small molecule chemistry with various biotechnology and pharmaceuticals companies, including as Senior Director of Chemistry with Millennium Pharmaceuticals, Director, Medicinal Chemistry at Amgen Inc., and Director of Medicinal Chemistry, Combinatorial Chemistry and Research Fellow at Monsanto Company, G.D. Searle Unit. Dr. Flynn is currently Adjunct Professor of Medicinal Chemistry at the University of Kansas-Lawrence and has served as the national Chair for the Division of Medicinal Chemistry of the American Chemical Society. Dr. Flynn received both his Ph.D. in medicinal chemistry and his B.S. in pharmacy from the University of Kansas, and he completed post-doctorate training in synthetic organic chemistry at Indiana University.

Thomas P. Kelly has served as our Chief Financial Officer since February 2015. Prior to joining Deciphera, Mr. Kelly served as Chief Financial Officer of AdvanDx, Inc., a private molecular diagnostics company, from 2012 to 2014. Prior to joining AdvanDx, Mr. Kelly served as chief financial officer for various public and private life science companies, including deCODE genetics, Inc. from 2010 to 2011 and Critical Therapeutics, Inc. from 2007 to 2008. Prior to joining Critical Therapeutics, Mr. Kelly was a life sciences investment banker at Robertson Stephens and Canaccord Adams and was an attorney in the corporate and securities group of Foley, Hoag and Elliot, LLP. Mr. Kelly holds a Juris Doctor with honors degree from the University of Chicago Law School and a Bachelor of Science in Foreign Services degree cum laude from the Georgetown University School of Foreign Service.

Christopher J. Morl has served as our Chief Business Officer since October 2016. Mr. Morl has more than 25 years of experience in strategic and operational roles in private biotechnology and multinational pharmaceutical companies. Prior to joining Deciphera, Mr. Morl was a member of the senior executive team at miRagen Therapeutics, Inc., an oligonucleotide therapeutics discovery and development company, serving as the Chief Operating Officer from May 2016 to October 2016 and Chief Business Officer from May 2013 to May 2016. Prior to joining miRagen, Mr. Morl served in senior management roles at various biotechnology companies, including as Chief Operating Officer at Ambit Biosciences Corporation, an oncology-focused biotechnology company engaged in discovering and developing targeted small molecule kinase inhibitors, and as Vice President of Business Development at Agensys, Inc., prior to and following the acquisition of Agensys Inc. by Astellas Pharma, Inc. Before joining Agensys, he served for 20 years in positions of increasing responsibility in research, sales, marketing, business development and county/general management at GlaxoSmithKline plc. From February 2010 to December 2016, Mr. Morl served as an Independent Director of Alethia Biotherapeutics. Mr. Morl earned a B.Sc. (Hons) in Applied Biology and Pharmacology from the University of London (UK) and an M.B.A. from Cranfield School of Management (UK).

Oliver Rosen, M.D. has served as our Chief Medical Officer since June 2014. Prior to joining Deciphera, Dr. Rosen served as Vice President of Global and U.S. Medical Affairs at Millennium: The Takeda Oncology Company from December 2009 to June 2014, and from March 2006 to November 2009, he held senior medical affairs and clinical development roles at Genentech Inc., including Medical Director on the Avastin team. Prior to Genentech, Dr. Rosen served as Associate Director of Medical Affairs at Amgen Inc., Clinical Scientist at F. Hoffman-La Roche Ltd, and Global Project Physician at Merck KGaA. Dr. Rosen received his training in oncology and hematology at the University Hospital Charité in Berlin with research activities focused on hematological malignancies and bone marrow transplantation. Prior to his clinical training, Dr. Rosen participated in a post-doctoral program in Molecular and Cellular Biology at the University of Hamburg. Dr. Rosen holds an M.D. from the University of Cologne, Germany.

Non-Management Directors

James A. Bristol, Ph.D. has served as a member of our board of directors since August 2007, as chairman since February 2015 and as co-chairman from September 2007 to February 2015. Dr. Bristol worked for 32 years in drug discovery research and preclinical development at Schering-Plough Corporation, Parke-Davis and Pfizer Inc., serving in various senior research and development roles. From 2003 until his retirement in 2007, Dr. Bristol served as Senior Vice President of Worldwide Drug Discovery Research at Pfizer Global Research & Development, where he oversaw 3,000 scientists at 7 Pfizer sites as they produced an industry leading number of drug development candidates in 11 therapeutic areas. In 2009, Dr. Bristol joined Frazier Healthcare Ventures as a Senior Advisor. He has served as director of Ignyta, Inc. since 2014 and Cadent Therapeutics, Inc. since 2011. Dr. Bristol is the author of over 100 publications, abstracts and patents, and he conducted postdoctoral research at the University of Michigan (NIH Postdoctoral Fellow) and at The Squibb Institute for Medical Research. Dr. Bristol holds a Ph.D. in organic chemistry from the University of New Hampshire and a B.S. in Chemistry from Bates College. We believe that Dr. Bristol is qualified to serve on our board of directors based on his experience in the biopharmaceutical industry, including in management and as a director, as well as his expertise in drug discovery and development.

Patricia L. Allen has served as a member of our board of directors and the chair of the audit committee since September 2016. Since 2013, Ms. Allen has served as Chief Financial Officer of Zafgen, Inc. Ms. Allen has over 20 years of financial leadership experience in the biotechnology industry at both publicly traded and private companies. From 2011 to 2012, she provided independent consulting services to biotechnology companies in a variety of areas, including interim chief financial officer services, fundraising, deal structures, financial planning, organizational structure, investor relations and business development. Previously, from 2004 to 2011, Ms. Allen served as the Vice President of Finance, Treasurer and Principal Financial Officer of Alnylam Pharmaceuticals, Inc., a publicly traded biotechnology company. Prior to Alnylam, Ms. Allen was at Alkermes, Inc., a publicly traded biotechnology company, most recently as the Director of Finance. Ms. Allen began her career as an auditor at Deloitte & Touche, LLP. Ms. Allen graduated summa cum laude from Bryant College with a B.S. in business administration. We believe that Ms. Allen is qualified to serve on our board of directors based on her experience in the biopharmaceutical industry, as well as her expertise in finance and accounting.

Edward J. Benz, Jr., M.D. has served as a member of our board of directors since October 2016. Dr. Benz is currently the Richard and Susan Smith Professor of Medicine, professor of Pediatrics, professor of Pathology, and faculty dean for Oncology at Harvard Medical School. From November 2000 until October 2016, Dr. Benz served as President and Chief Executive Officer of the Dana-Farber Cancer Institute, Chief Executive Officer of Dana-Farber/Partners CancerCare, Director of Dana-Farber/Harvard Cancer Center and a Trustee of Dana-Farber/Children’s Hospital Cancer Care. Prior to joining Dana-Farber, Dr. Benz was chairman of the Department of Medicine at the Johns Hopkins University School of Medicine and the Sir William Osler Professor of Medicine. Dr. Benz is also a past president of both the American Society of Hematology and the American Society of Clinical Investigation. From March 2002 to June 2016, Dr. Benz served as associate editor of the New England Journal of Medicine. He also serves on the boards of directors of Xenetic Biosciences, Inc., a publicly traded biopharmaceutical company, Knowledge to Practice, Inc., a privately held company, as well as non-profit organizations, including the MDI Biological Laboratory. Dr. Benz is the author of over 200 books, chapters, reviews and abstracts. Dr. Benz holds an M.D. degree magna cum laude from Harvard Medical School, a M.A. Privatim degree from Yale University and an A.B. degree cum laude from Princeton University. We believe that Dr. Benz’s scientific and medical background and experience in clinical oncology qualifies him to serve on our board of directors.

John R. Martin has served as a member of our board of directors since February 2015. Mr. Martin has served as the President and Chief Executive Officer of Clinical Reference Laboratory since January 2015, having previously served as Executive Vice President and Chief Administrative Officer of Clinical Reference Laboratory from February 2014 to January 2015. Mr. Martin has also served as President and Chief Executive Officer of CHC, Inc., the parent company of Clinical Reference Laboratory, since June 2016, in addition to serving as the Chairman of the Board of FormFox, Inc., another subsidiary of CHC, Inc., since August 2016. Prior to joining Clinical Reference Laboratory, Mr. Martin held senior executive roles with Viracor-IBT Laboratories, a clinical diagnostic laboratory specializing in infectious disease and immunology, first as its Chief Financial Officer and then as its President and Chief Executive Officer. Prior to Viracor, Mr. Martin was with George K. Baum & Company, where he served as Managing Director leading the firm’s middle market investment banking and strategic advisory practice. Mr. Martin’s career also includes 11 years in management roles with Sprint Corporation and General Electric. Mr. Martin holds a B.S. in Finance from Kansas State University. We believe that Mr. Martin’s executive experience in clinical diagnostics, finance and general business administration qualifies him to serve on our board of directors.

Liam Ratcliffe, M.D., Ph.D. has served as a member of our board of directors since September 2015. Since June 2013, Dr. Ratcliffe has served as Managing Director, concentrating on biopharmaceutical investing, at New Leaf Venture Partners, a venture capital firm that he joined as a venture partner in September 2008. Prior to joining New Leaf, Dr. Ratcliffe was previously Senior Vice President and Development Head for Pfizer Neuroscience, as well as Worldwide Head of Clinical Research and Development. Additional positions during his 12 years at Pfizer Inc. included Vice President of Exploratory Development for the Midwest region (based in Ann Arbor, MI), and Head of Experimental Medicine at Pfizer’s Sandwich, UK Laboratories. Dr. Ratcliffe serves on several academic and industry advisory boards, as well as a director on the boards of the following biopharmaceutical companies: Aptynix Inc., Arvinas Holding Company, LLC, Calchan Holdings Ltd., Edge Therapeutics, Inc., Karus Therapeutics Ltd. and Unum Therapeutics, Inc. Dr. Ratcliffe received his M.D. degree and Ph.D. degree in immunology from the University of Cape Town and his M.B.A. degree from the University of Michigan. He completed his internal medicine training and fellowship in Immunology at Groote Schuur Hospital and associated teaching hospitals in Cape Town, South Africa. We believe that Dr. Ratcliffe’s experience in the pharmaceutical and biopharmaceutical industries, including in executive management, drug discovery and development, and venture capital, as well as a director for several biopharmaceutical companies qualifies him to serve on our board of directors.

Michael Ross, Ph.D. has served as a member of our board of directors since December 2015. Since 2002, Dr. Ross has served as a Managing Partner at SV Health Investors, LLC, a venture capital firm that he joined as a venture partner in 2001. Previously, Dr. Ross served as the Chief Executive Officer of CyThera, Inc., Carta Proteomics Inc., MetaXen LLC and Arris Pharmaceutical Corp. Earlier in his career, Dr. Ross was employed at Genentech Inc., serving in several roles, including Vice President of Development and later Vice President of Medicinal and Biomolecular Chemistry. Dr. Ross currently serves as co-chairman of Catabasis Pharmaceuticals, Inc., is on the board of directors of Ophthotech Corporation, both publicly traded biopharmaceutical companies, and is on the Board of Overseers of the Thayer School of Engineering at Dartmouth College. Dr. Ross received an A.B. in chemistry from Dartmouth College and a Ph.D. in chemistry from the California Institute of Technology and completed post doctorate training in molecular biology at Harvard University. We believe that Dr. Ross’ experience in the biopharmaceutical industry, including in management and as a director, as well as his expertise in drug discovery and development qualifies him to serve on our board of directors.

Dennis L. Walsh has served as a member of our board of directors since February 2015. Mr. Walsh is currently a partner with Walsh Washburn, LLC, a tax and finance consulting firm, which he co-founded in 2003. Prior to founding Walsh Washburn, Mr. Walsh was the controller and tax director for six years for Americo Life, Inc., a privately owned life insurance company. Mr. Walsh began his career with Touche Ross & Company, where he served in the tax department for ten years. Mr. Walsh holds a Masters in Accounting from the University of Missouri, Kansas City as well as a BSBA in Accounting from Rockhurst University, and is a Certified Public Accountant. We believe that Mr. Walsh’s experience in finance, tax and business administration qualifies him to serve on our board of directors.

Board Composition

As of the date hereof, our board of directors consists of eight members, and we anticipate that our board of directors will consist of          members upon the effectiveness of the registration statement of which this prospectus forms a part. Currently, each of our directors are members pursuant to the board composition provisions of our Third Amended and Restated Operating Agreement which agreement is described under “Certain Relationships and Related Person Transactions” in this prospectus. These board of director composition provisions will terminate upon the completion of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity, which is not only limited to race, gender or national origin. We have no formal policy regarding board diversity. Our nominating and corporate governance committee’s and our board of directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their death, resignation or removal. Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering also provide that our directors may be removed only for cause by the affirmative vote of the holders

of at least     % of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director Independence. Our board of directors currently consists of eight members. Our board of directors has determined that              of our eight members              are independent, including for purposes of the rules of The NASDAQ Stock Market and relevant federal securities laws and regulations. Pursuant to The NASDAQ Stock Market rules, within a year of the effectiveness of the registration statement of which this prospectus is a part, our board must consist of a majority of independent directors. We intend to be in compliance with these rules within a year of the effectiveness of the registration statement of which this prospectus is a part. The NASDAQ Stock Market independence definition includes a series of objective tests, including that a director is not, and has not been for at least three years, one of our employees and that neither a director nor any of his family members has engaged in various types of business dealings with us. In addition, as required by The NASDAQ Stock Market rules, our board of directors has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

Staggered Board. In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering, our board of directors will be divided into three staggered classes of directors and each will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2018 for Class I directors, 2019 for Class II directors and 2020 for Class III directors:

•	Our Class I directors will be ;

•	Our Class II directors will be ; and

•	Our Class III directors will be .

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate pursuant to a charter to be adopted by our board of directors and will be effective upon the completion of this offering. Upon the completion of this offering, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, The NASDAQ Stock Market and SEC rules and regulations. Our board of directors may establish other committees from time to time.

Audit Committee

Effective upon completion of this offering, our audit committee will be comprised of             , with             serving as chairperson of the committee. Our board of directors has determined that              meet the

independence requirements of Rule 10A-3 under the Exchange Act and the applicable NASDAQ Stock Market rules, and have sufficient knowledge in financial and auditing matters to serve on the audit committee. The composition of our audit committee meets the requirements for independence under the listing standards of The NASDAQ Stock Market and the applicable rules of the SEC, including the applicable transition rules. Our board of directors intends to cause our audit committee to be comprised of only directors that are independent under the rules of both The NASDAQ Stock Market and the SEC within one year of the date of this prospectus. Our board of directors has determined that              is an “audit committee financial expert” within the meaning of the SEC regulations and the applicable rules of The NASDAQ Stock Market. The audit committee’s responsibilities upon completion of this offering will include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•	recommending, based upon the audit committee’s review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	approving all Quarterly Reports on Form 10-Q;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•	reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing quarterly earnings releases.

Compensation Committee

Effective upon completion of this offering, our compensation committee will be composed of             , with              serving as chairperson of the committee. Our board of directors has determined that each of              is “independent” as defined in the rules of The NASDAQ Stock Market. The composition of our compensation committee meets the requirements for independence under the listing standards of The NASDAQ Stock Market, including the applicable transition rules. Our board of directors intends to cause our compensation committee to be comprised of only directors that are independent under the rules of The NASDAQ Stock Market within one year of the date of this prospectus. The compensation committee’s responsibilities upon completion of this offering will include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

•	reviewing and approving the compensation of our other executive officers;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	reviewing and approving our policies and procedures for the grant of equity-based awards;

•	reviewing and making recommendations to the board of directors with respect to director compensation;

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K; and

•	reviewing and discussing with the board of directors corporate succession plans for the chief executive officer and other key officers.

Nominating and Corporate Governance Committee

Effective upon completion of this offering, our nominating and corporate governance committee will be composed of                 , with              serving as chairperson of the committee. Our board of directors has determined that each of              is “independent” as defined in the applicable rules of The NASDAQ Stock Market. The composition of our nominating and corporate governance committee meets the requirements for independence under the listing standards of The NASDAQ Stock Market, including the applicable transition rules. Our board of directors intends to cause our nominating and corporate governance committee to be comprised of only directors that are independent under the rules of The NASDAQ Stock Market within one year of the date of this prospectus. The nominating and corporate governance committee’s responsibilities upon completion of this offering will include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a set of corporate governance guidelines; and

•	overseeing the evaluation of the board of directors and management.

Leadership Structure and Risk Oversight

Our board of directors is currently chaired by Dr. James A. Bristol. As a general policy, our board of directors believes that separation of the positions of chairperson and chief executive officer reinforces the independence of the board of directors from management, creates an environment that encourages objective oversight of management’s performance and enhances the effectiveness of the board of directors as a whole. As such, Dr. Michael D. Taylor serves as our president and chief executive officer while Dr. Bristol serves as our chairman of the board of directors but is not an officer. While our amended and restated bylaws and corporate governance guidelines do not require that our chairman and chief executive officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our financial condition, development and commercialization activities, operations, strategic direction and intellectual property as more fully discussed under “Risk Factors” in this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through committees, has responsibility for the oversight of risk management. Our board of directors performs this oversight role by using several different levels of review. In connection with its reviews of the operations and corporate functions of our company, our board of directors addresses the primary risks associated with those operations and corporate functions. In addition, our board of directors reviews the risks associated with our company’s business strategies periodically throughout the year as part of its consideration of undertaking any such business strategies.

The role of the board of directors in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairperson of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. For a description of transactions between us and members of our compensation committee and affiliates of such members, please see “Certain Relationships and Related Person Transactions.”

Code of Business Conduct and Ethics

We plan to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting, which will be effective upon completion of this offering. Upon the completion of this offering, our code of business conduct and ethics will be available on our website at www.deciphera.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website or in a Current Report on Form 8-K.

EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material elements of compensation for our named executive officers and the most important factors relevant to an analysis of these policies. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers named in the “Summary Compensation Table” below, or our named executive officers, and is intended to place in perspective the data presented in the following tables and the corresponding narrative. Our named executive officers are Michael D. Taylor, Ph.D., Christopher J. Morl, and Oliver Rosen, M.D.

In preparing to become a public company, we have begun a thorough review of all elements of the compensation of our executives, including our compensation philosophy and the function and design of our equity incentive programs. We have begun and expect to continue to evaluate the existing executive compensation program to ensure our program is competitive with the companies with which we compete for executive talent and is appropriate for a public company.

Summary Compensation Table

The following table presents compensation awarded in 2016 to our principal executive officer and our two other most highly compensated persons serving as executive officers as of December 31, 2016 or paid to or accrued for those executive officers for services rendered during 2016.

Name & Principal Position	Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total ($)
Michael D. Taylor, Ph.D.	2016	370,237	563,577	160,000	5,300	(3)	1,099,114
President and Chief Executive Officer
Christopher Morl(4)	2016	80,000	625,849	33,000	18,637	(5)	757,486
Chief Business Officer
Oliver Rosen, M.D.	2016	363,750	124,426	142,000	5,300	(3)	635,476
Chief Medical Officer

(1)	The amounts reported represent the aggregate grant-date fair value of option awards calculated in accordance with Financial Accounting Standards Board, Accounting Standards Codification Topic 718, or ASC 718. Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant-date fair value of the stock options reported in this column are set forth in the notes to our audited financial statements included in this prospectus. These amounts do not correspond to the actual value that may be recognized by the named executive officers upon vesting of the applicable awards.
(2)	The amounts reported represent bonuses based upon the achievement of company and individual performance objectives for the year ended December 31, 2016.
(3)	The amounts reported represent matching 401(k) plan contributions by us.
(4)	Mr. Morl joined us on October 1, 2016. His salary and non-equity incentive plan compensation were prorated to reflect his partial year of service.
(5)	Amount represents our reimbursement of Mr. Morl’s relocation expenses.

Executive Compensation

Overview

Our executive compensation program is based on a pay-for-performance philosophy. We designed our executive compensation program to achieve the following primary objectives: provide compensation and benefit levels that will attract, retain, motivate and reward a highly talented executive team within the context of responsible cost management; establish a direct link between our individual/team performance and results and our executives’ compensation; and align the interests and objectives of our executives with those of our stockholders by linking executive equity awards to stockholder value creation. Compensation for our executive officers is composed primarily of the following three main components: base salary, annual cash incentives and long-term equity incentives.

Base Salary

Base salaries are determined for each named executive officer by our board of directors, which gives consideration to each officer’s experience, expertise and performance, as well as market compensation levels for similar positions. Our board of directors reviews the base salaries of our executive officers, including our named executive officers, from time to time and makes adjustments as it determines to be reasonable and necessary to reflect the scope of the executive officer’s performance, contributions, responsibilities, experience, prior salary level, position (in the case of a promotion) and market conditions, including base salary amounts relative to similarly situated executive officers at peer group companies. The table below reflects the base salaries in effect in 2016:

Name	2016 Base Salary ($)	2016 Base Salary, effective October 1, 2016 ($)
Michael D. Taylor, Ph.D..	358,650	405,000
Christopher Morl	—	320,000
Oliver Rosen, M.D.	355,000	390,000

Annual Performance-Based Incentive Opportunity

In addition to base salaries, our named executive officers are eligible to receive annual performance-based cash incentives, which are designed to motivate our executives to achieve defined annual corporate goals and to reward our executives for their contributions towards achievement of these goals. The annual performance-based incentive each named executive officer is eligible to receive is generally based on the extent to which we achieve the corporate goals that our board of directors establishes at the beginning of each year. After the end of each year, our board of directors reviews our performance against each corporate goal and determines the extent to which we achieved each of our corporate goals.

Pursuant to the terms of their respective agreements governing their employment relationship with us (described below under “— Agreements with our Named Executive Officers.”), Dr. Taylor is eligible to receive a target bonus of up to 40% of his base salary, Mr. Morl is eligible to receive a target bonus of up to 35% of his base salary, and Dr. Rosen is eligible to receive a target bonus of up to 30% of his base salary. The bonus amounts vary from year to year based on corporate and individual performance.

Equity Compensation

During the fiscal year ended December 31, 2016, we granted options to each of our named executive officers, as shown in more detail in the “Outstanding Equity Awards at Fiscal 2016 Year-End” table below.

Agreements with our Named Executive Officers

Below are descriptions of our current employment agreements with our named executive officers. In connection with the Conversion, we plan to enter into new employment agreements with each of our executive officers.

Michael D. Taylor, Ph.D. We entered into an employment agreement with Dr. Taylor in March 2014, for the position of President and Chief Executive Officer. Dr. Taylor currently receives an annual base salary of

$405,000. In addition, pursuant to his employment agreement, Dr. Taylor is eligible for annual performance bonuses. Dr. Taylor’s annual target bonus is currently 40% of his annual base salary. Dr. Taylor is eligible to participate in our employee benefit plans on the same terms as other senior executives.

Dr. Taylor’s employment agreement further provides that in the event his employment is terminated for without “cause,” as defined in his employment agreement, or he terminates his employment for “good reason,” as defined in his employment agreement, he is entitled to receive 12 months of base salary and 12 months of benefits continuation at our cost. All options that are not vested at the date of termination will be forfeited.

In addition, in the event of a change in control or a complete winding down of our business, if Dr. Taylor remains continuously employed and actively performing his duties until such an event, he is entitled to a continuation of his then-current salary for one year following the date his salary would otherwise cease due to a change in control or a complete winding down of our business.

Christopher Morl. We entered into an employment agreement with Mr. Morl in August 2016, for the position of Chief Business Officer. Mr. Morl’s current annual base salary is $320,000. Mr. Morl is eligible for annual performance bonuses. Mr. Morl’s annual target bonus is currently set at 35% of his annual base salary. Mr. Morl is eligible to participate in our employee benefit plans on the same terms as other senior executives.

Mr. Morl’s employment agreement further provides that in the event his employment is terminated for without “cause,” as defined in his employment agreement, or he terminates his employment for “good reason,” as defined in his employment agreement, he is entitled to receive nine months of base salary and nine months of benefits continuation at our cost.

In addition, in the event of a change in control or a complete winding down of our business, if Mr. Morl remains continuously employed and actively performing his duties until such an event, he is entitled to a continuation of his then-current salary for nine months following the date his salary would otherwise cease due to a change in control or a complete winding down of our business.

Oliver Rosen, M.D. We entered into an employment agreement with Dr. Rosen in June 2014, for the position of Chief Medical Officer. Dr. Rosen’s current annual base salary is $390,000. Dr. Rosen is eligible for annual performance bonuses. Dr. Rosen’s annual target bonus is currently set at 30% of his annual base salary. Dr. Rosen is eligible to participate in our employee benefit plans on the same terms as other senior executives.

Dr. Rosen’s employment agreement further provides that in the event his employment is terminated for without “cause,” as defined in his employment agreement, or he terminates his employment for “good reason,” as defined in his employment agreement, he is entitled to receive 12 months of base salary and 12 months of benefits continuation at our cost. All options that are not vested at the date of termination will be forfeited.

In addition, in the event of a change in control or a complete winding down of our business, if Dr. Rosen remains continuously employed and actively performing his duties until such an event, he is entitled to a continuation of his then-current salary for one year following the date his salary would otherwise cease due to a change in control or a complete winding down of our business.

Outstanding Equity Awards at Fiscal 2016 Year-End

The following table sets forth the outstanding equity awards held by each of the named executive officers as of December 31, 2016.

		Option Awards(1)
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($)	Option Expiration Date
Michael D. Taylor, Ph.D.	3/1/2014	—	97,988	(2)	10.67	12/17/2025
	9/30/2015	—	21,776	(3)	10.67	12/17/2025
	7/1/2016	—	38,500	(3)	22.27	9/26/2026
Christopher Morl	10/3/2016	—	42,575	(2)	22.27	10/20/2026
Oliver Rosen, M.D.	6/6/2014	—	36,746	(2)	10.67	12/17/2025
	9/30/2015	—	8,166	(3)	10.67	12/17/2025
	7/1/2016	—	8,500	(3)	22.27	9/26/2026

(1)	Each option was granted pursuant to our 2015 Equity Incentive Plan. In addition to the time-based vesting described below, each option was subject to a restriction on exercisability and could not be exercised until the earliest of a change in control, our conversion to a corporation or 30 days prior to the expiration date. Upon our Conversion, this exercise restriction will no longer apply.
(2)	These stock options vest quarterly over a period of four years with 6.25% of the shares underlying the grant vesting at the end of each successive three-month period following the vesting commencement date until the option is fully vested on the fourth anniversary of the vesting commencement date, subject to the continued employment of the executive officer.
(3)	These stock options vest monthly over a period of four years with 2.08% of the shares underlying the grant vesting at the end of each successive month following the vesting commencement date until the option is fully vested on the fourth anniversary of the vesting commencement date, subject to the continued employment of the executive officer.

Compensation Risk Assessment

We believe that although a portion of the compensation provided to our executive officers and other employees is performance-based, our executive compensation program does not encourage excessive or unnecessary risk taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to remain focused on both short-term and long-term strategic goals. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on us.

Employee Benefit and Equity Compensation Plans

2015 Equity Incentive Plan

The Deciphera Pharmaceuticals, LLC 2015 Equity Incentive Plan, or our 2015 Plan, was adopted by our board of directors and approved by our shareholders, each on December 18, 2015, and was most recently amended in May 2017. The 2015 Plan allows the board to make equity-based incentive awards to our employees, officers, directors and other key persons (including consultants and advisors).

We have reserved 762,890 shares of our common stock for the issuance of awards under the 2015 Plan. This limit is subject to adjustment in the event of a share split, reverse share split, share dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other change in our capitalization. The common shares underlying any award that expires, is terminated, surrendered or canceled without having been fully exercised, is forfeited in whole or in part (including as the result of repurchase by us pursuant to a contractual repurchase right), or results in any shares not being issued, will be added back to the common shares available for issuance under the 2015 Plan.

The 2015 Plan is administered by our board of directors. Our board of directors has full power to construe and interpret the terms of the 2015 Plan and any award agreements subject to the provisions of the 2015 Plan. Persons eligible to participate in the 2015 Plan will be all employees, officers, non-employee directors and consultants and advisors.

Our board of directors may award options subject to such conditions and restrictions as it may determine. The exercise price of each such option and the exercise price in the applicable option agreement will be deemed by our board of directors, but may not be less than 100% of the fair market value of our common shares on the date of grant. The term of each option will be fixed by our board of directors and may not exceed ten years from the date of grant. Unless otherwise provided in the applicable option agreement, an option may not be exercised until the earliest of (i) a “change in control event,” as defined in the 2015 Plan, (ii) a “conversion event,” as defined in the 2015 Plan and (iii) 30 days prior to the expiration date of the option, in each case notwithstanding that the option may have vested prior to that date.

Our board of directors may award share appreciation rights subject to such conditions and restrictions as it may determine. Share appreciation rights entitle the recipient to common shares equal to the value of the appreciation in our share price over the measurement price. The measurement price of each such share appreciation right may not be less than 100% of the fair market value of our common shares on the date of grant. The term of each such share appreciation rights will be fixed by our board of directors and may not exceed ten years from the date of grant. Unless otherwise provided in the applicable agreement, a share appreciation right may not be exercised until the earlier of (i) a “change in control event,” as defined in the 2015 Plan and (ii) a “conversion event,” as defined in the 2015 Plan, in each case notwithstanding that the share appreciation right may have vested prior to such date.

The 2015 Plan provides that upon a “reorganization event,” as defined in the 2015 Plan, or a “conversion event,” as defined in the 2015 Plan, our board of directors may (i) provide that all awards be assumed or substituted by the acquiring or succeeding entity, (ii) upon written notice, provide that all unvested and/or unexercisable awards shall terminate immediately prior to the consummation of such reorganization event or conversion event unless exercised (to the extent then exercisable), (iii) provide that all outstanding awards become exercisable, realizable, or deliverable, or restrictions applicable to such awards lapse as of the effective time of the reorganization event or conversion event, (iv) provide for cash payment for all awards surrendered upon a reorganization event or a conversion event, equal to the number of vested portion of shares under the awards multiplied by the excess of the acquisition price over the exercise, measurement or purchase price of the awards, (v) provide for the awards to convert to liquidation proceeds and (vi) any combination thereof. The Conversion will be treated as a “reorganization event.”

The 2015 Plan provides that upon the effectiveness of a “change in control event,” as defined in the 2015 Plan, any awards shall be subject to additional terms and conditions in the applicable award agreement and as determined by our board of directors at its discretion.

Our board of directors may amend, suspend or terminate the 2015 Plan or any portion thereof and amend as well as modify or terminate any outstanding award but no such action may materially and adversely affect rights under an award without the holder’s consent. Our board of directors may, without member approval, amend any outstanding award granted under the 2015 Plan to provide an exercise price per share that is lower than the then-current exercise price per share of the outstanding award, or may cancel any outstanding award (whether or not granted under the 2015 Plan) and grant in new substitute awards under the 2015 Plan, which has an exercise price per share that is that is lower than the then-current exercise price per share of the cancelled award. Our board of directors may establish one or more sub-plans under the Plan for purposes of satisfying applicable securities, tax or other laws of various jurisdictions. Certain amendments to the 2015 Plan require the approval of our members.

No awards may be granted under the 2015 Plan after the date that is ten years from the date of the 2015 Plan was approved by our directors. Our board of directors has determined not to make any future awards under the 2015 Plan following completion of this offering.

2017 Stock Option and Incentive Plan

We plan to adopt a 2017 Stock Option and Incentive Plan, or the 2017 Plan, which will become effective on the date immediately prior to the date on which the registration statement of which this prospectus is part is declared effective. The 2017 Plan will replace the 2015 Plan. The 2017 Plan allows the board of directors and the compensation committee to make equity-based incentive awards to our officers, employees, directors and other key persons (including consultants).

We have initially reserved                  shares of our common stock for the issuance of awards under the 2017 Plan, or the Initial Limit. The 2017 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2018, by     % of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee, or the Annual Increase. The Initial Limits and other share limited in the 2017 Plan are subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under the 2017 Plan will be authorized but unissued shares or shares that we acquire. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock or are otherwise terminated (other than by exercise) under the 2015 Plan and 2017 Plan will be added back to the shares of common stock available for issuance under the 2017 Plan.

Stock options and stock appreciation rights with respect to no more than                  shares may be granted to any one individual in any one calendar year. The maximum number of shares that may be issued as incentive stock options may not exceed the Initial Limit cumulatively increased on January 1, 2018 and on each January 1 thereafter by the lesser of the Annual Increase or                  shares. The value of all awards made under the 2017 Plan and all other cash compensation paid by us to any non-employee director in any calendar year shall not exceed $        .

The 2017 Plan will be administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2017 Plan. Persons eligible to participate in the 2017 Plan will be those full or part-time officers, employees, non-employee directors and consultants as selected from time to time by our compensation committee in its discretion.

The 2017 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2017 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee may grant performance share awards to participants that entitle the recipient to receive awards of common stock upon the achievement of certain performance goals and such other conditions as our compensation committee may determine. Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.

Our compensation committee may grant cash bonuses under the 2017 Plan to participants, subject to the achievement of certain performance goals.

Our compensation committee may grant awards of restricted stock, restricted stock units, performance share awards or cash-based awards under the 2017 Plan that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code. Such awards will only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. The performance criteria that could be used with respect to any such awards are limited to: total stockholder return, earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of our common stock, economic value-added, funds from operations or similar measure, sales or revenue, development, clinical, regulatory or commercial milestones, acquisitions or strategic transactions, including licenses, collaborations, joint ventures or promotional arrangements, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of our common stock, sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. From and after the time that we become subject to Section 162(m) of the Code, the maximum award that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code that may be made to certain of our officers during any one calendar year period is                  shares of common stock with respect to a share-based award and $        with respect to a cash-based award.

The 2017 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2017 Plan, an acquirer or successor entity may assume, continue or substitute outstanding awards under the 2017 Plan. To the extent that awards granted under the 2017 Plan are not assumed or continued or substituted by the successor entity, upon the effective time of the sale event, the 2017 Plan and all awards thereunder shall terminate. In the event of such termination, except as may otherwise be provided in the relevant award certificate, all options and stock appreciation rights that are not exercisable immediately prior to the effective time of the sale event shall become fully exercisable as of the effective time of the sale event, all other awards with time based vesting, conditions or restrictions, shall become fully vested and nonforfeitable as of the effective time of the sale event and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in the discretion of the administrator or to the extent specified in the relevant award certificate. In addition, in connection with the termination of the 2017 Plan and awards thereunder upon a sale event, we may make or provide for a cash payment to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights or each grantee, shall be permitted within a specified period of time prior to the sale event, to exercise all outstanding stock options and stock appreciation rights held by such grantee to the extent exercisable. We shall also have the option to make or provide for payment, in cash or in kind, to the grantees of other awards equal to the per share cash consideration payable to stockholders in the sale event multiplied by the number of vested shares of common stock subject to such awards.

Our board of directors may amend or discontinue the 2017 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2017 Plan require the approval of our stockholders.

No awards may be granted under the 2017 Plan after the date that is ten years from the date of stockholder approval of the 2017 Plan.

2017 Employee Stock Purchase Plan

We plan to adopt a 2017 Employee Stock Purchase Plan, or ESPP, which will become effective on the date immediately prior to the date on which the registration statement of which this prospectus is part is declared effective by the SEC. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423(b) of the Code. The ESPP initially reserves and authorizes the issuance of up to a total of                  shares of common stock to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2018 and each January 1 thereafter through January 1, 2027, by the least of (i) 1% of the outstanding number of shares of our common stock on the immediately preceding December 31; (ii)              shares or (iii) such number of shares as determined by the ESPP administrator. The number of shares reserved under the ESPP is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

All employees who have completed at least      days of employment and whose customary employment is for more than 20 hours per week are eligible to participate in the ESPP. However, any employee who owns 5% or more of the total combined voting power or value of all classes of stock is not eligible to purchase shares under the ESPP.

We will make one or more offerings each year to our employees to purchase shares under the ESPP. Offerings will usually begin on each January 1 and July 1 and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 business days before the relevant offering date.

Each employee who is a participant in the ESPP may purchase shares by authorizing payroll deductions of up to     % of his or her base compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares on the last business day of the offering period at a price equal to 85% of the fair market value of the shares on the first business day or the last business day of the offering period, whichever is lower. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of common stock, valued at the start of the purchase period, under the ESPP in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of common stock authorized under the ESPP and certain other amendments require the approval of our stockholders.

Senior Executive Cash Incentive Bonus Plan

Our Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan, was adopted by our board of directors on                 . The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or Corporate Performance Goals, as well as individual performance objectives.

Our compensation committee may select Corporate Performance Goals from among the following: cash flow (including, but not limited to, operating cash flow and free cash flow); revenue; corporate revenue; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value-added; funds from operations or similar measure, sales or revenue, developmental, clinical or regulatory milestones, acquisitions or strategic transactions, including licenses, collaborations, joint ventures or promotion arrangements; operating income (loss); return on capital, assets, equity, or investment; total stockholder returns; return on sales; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share stock; sales or market shares; number of customers, number of new customers or customer references; operating income and/or net annual recurring revenue, any of which may be measured in absolute terms or compared to any incremental increase, in terms of growth, compared to another company or companies or to results of a peer group, against the market as a whole and/or as compared to applicable market indices and/or measured on a pre-tax or post-tax basis (if applicable).

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The Corporate Performance Goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the Corporate Performance Goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

401(k) Plan

We participate in a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation up to certain Code limits, which are updated annually. We provide matching contributions up to 50% of actual dollars contributed, not to exceed a maximum of 4% of gross wages through December 31, 2016. Effective January 1, 2017, the matching contribution limit was increased to 6% of gross wages. Employee contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately and fully vested in their own contributions, but any contributions we make vest equally over the first five years of service. After five years of service, contributions we make vest 100%. The 401(k) plan is intended to be qualified under Section 401(a) of the Code, with the related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan are deductible by us when made, and contributions and earnings on those amounts are not taxable to the employees until withdrawn or distributed from the 401(k) plan.

Non-Employee Director Compensation

The following table presents the total compensation for each person who served as a non-employee member of our board of directors during 2016. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors in the year ended December 31, 2016. All of our directors are entitled to reimbursement for reasonable travel expenses incurred in attending our board of directors meetings and committee meetings. Dr. Taylor, our Chief Executive Officer, receives no compensation for his service as a director, and the compensation received by Dr. Taylor as an employee during 2016 is presented in the Summary Compensation Table above.

Director Name	Fees Earned or Paid in Cash($)	Option Awards ($)(1)	Total ($)
James A. Bristol, Ph.D.(2)	75,000	131,745	206,745
Patricia Allen(3)	20,000	91,285	111,285
Edward J. Benz, Jr. M.D.(4)	12,500	91,285	103,785
John R. Martin	—	—	—
Liam Ratcliffe, M.D., Ph.D.	—	—	—
Michael Ross, Ph.D.	—	—	—
Dennis L. Walsh	—	—	—

(1)	The amounts reported represent the aggregate grant-date fair value of the stock options awarded to the board member calculated in accordance with ASC 718. Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant-date fair value of the stock options reported in this column are set forth in the notes to our audited financial statements included in this prospectus. These amounts do not correspond to the actual value that may be recognized by the directors upon vesting of the applicable awards
(2)	As of December 31, 2016, Dr. Bristol held unexercised options to purchase 38,941 common shares.
(3)	Ms. Allen was appointed to our board of directors in September 2016. As of December 31, 2016, Ms. Allen held an unexercised option to purchase 6,236 common shares.
(4)	As of December 31, 2016, Dr. Benz held an unexercised option to purchase 6,236 common shares.

Following the completion of this offering, we intend to implement a formal policy pursuant to which all of our non-employee directors would be eligible to receive equity awards and annual cash retainers as compensation for service on our board of directors and committees of our board of directors.

Limitation on Liability and Indemnification Matters

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

As permitted by Delaware law, our amended and restated certificate of incorporation provides that, to the fullest extent permitted by Delaware law, no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Pursuant to Delaware law, such protection would be not available for liability:

•	for any breach of a duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for any transaction from which the director derived an improper benefit; or

•	for an act or omission for which the liability of a director is expressly provided by an applicable statute, including unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law.

Our amended and restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the amended and restated certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated bylaws further provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law. Our bylaws also authorize us to indemnify any of our employees or agents and permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

In addition, our amended and restated bylaws provide that we are required to advance expenses to our directors and officers as incurred in connection with legal proceedings against them for which they may be indemnified and that the rights conferred in the bylaws are not exclusive.

We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements, among other things, would require us to indemnify each director and officer to the fullest extent permitted by Delaware law, the amended and restated certificate of incorporation and bylaws, for expenses such as, among other things, attorneys’ fees, judgments, fines, and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action by or in our right, arising out of the person’s services as our director or executive officer or as the director or executive officer of any subsidiary of ours or any other company or enterprise to which the person provides services at our request. We also maintain directors’ and officers’ liability insurance.

The Securities and Exchange Commission has taken the position that personal liability of directors for violation of the federal securities laws cannot be limited and that indemnification by us for any such violation is unenforceable. The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 sales plans, pursuant to which, if adopted, they would contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 sales plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 sales plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 sales plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering (subject to early termination), the sale of any shares under such plan would be subject to the lock-up agreement that the director or officer has entered into with the underwriters.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements and indemnification arrangements, discussed in the sections titled “Management” and “Executive and Director Compensation” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2014 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•	any of our directors, executive officers, or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Construction Loan

We are party to a loan agreement and a security agreement, each dated as of June 11, 2010, with Clinical Reference Laboratory, Inc., or CRL. We borrowed an aggregate of $2.8 million under the loan agreement in disbursements made to us from June 2010 to April 2011 to finance improvements to our laboratories at 645-47 Massachusetts Street, Lawrence, Kansas. One of our directors, John Martin, has been an employee of CRL since February 2014 in various executive roles and became President and Chief Executive Officer in January 2015. Mr. Martin has also been the President and Chief Executive Officer of CHC, Inc., the owner of CRL (which owns approximately 31% of Brightstar Associates LLC, a holder of more than 5% of our capital stock), since it was formed in June 2016. The loan was assigned to CHC, Inc. in December 2016. The loan bears interest at 6.0% per annum and we are required to make monthly payments of principal and interest, based on a 15-year straight-line amortization schedule, from January 1, 2011 through the maturity date of the loan, which is the earlier of January 1, 2026 and the termination of our lease for our offices at 645-47 Massachusetts Street. If there is any outstanding principal or accrued and unpaid interest on the maturity date, we are required to pay such amounts on the maturity date. We are not permitted to prepay the loan unless the lender otherwise consents.

The loan is collateralized by a security interest in all of our equipment and fixtures at our 645-47 Massachusetts Street laboratories, all improvements thereon, our rights in the lease for the premises and in each contract relating to such equipment and fixtures and proceeds from any of the foregoing. Under the loan agreement and the security agreement, we have agreed to affirmative, negative and financial covenants to which we will remain subject to until the loan has been paid off in full. These covenants include limitations on our ability to incur additional indebtedness and engage in certain fundamental business transactions, such as mergers or acquisitions of other businesses, as well as requirements that we comply with a maximum liabilities-to-assets ratio, a minimum working capital threshold and a maximum debt-to-equity ratio. Events of default under the loan agreement include our failure to make payments when due, insolvency events, our failure to comply with covenants and material adverse effects with respect to us. The lender’s remedies upon an event of default include the ability to accelerate all amounts that are due under the loan agreement to become immediately due and payable.

As of January 1, 2014, the amount of principal outstanding under the loan was $2.2 million. The largest amount of principal outstanding under the loan since January 1, 2014 was $2.2 million. As of June 30, 2017, there was $1.6 million in principal outstanding under the loan. We paid an aggregate of $187,131, $187,131 and $187,131 in principal and an aggregate of $128,653, $117,425 and $106,197 in interest under the loan in the years ended December 31, 2014, 2015 and 2016, respectively.

Master Services Agreement

We are party to a master services agreement, effective as of May 20, 2013, with CRL under which we have purchased and expect to continue to purchase laboratory services. Under the agreement, we have agreed to use

CRL on an exclusive basis for our laboratory testing needs. We incurred research and development expenses of $17,857, $70,409 and $165,840 under the agreement in the years ended December 31, 2014, 2015 and 2016, respectively. We are not committed to purchase any minimum amounts under the agreement.

401(k) Plan

On January 1, 2015, we entered into an agreement with CRL under which we elected to become a participating employer in CRL’s 401(k) plan. The aggregate amount of contributions made by our employees under the plan was $169,627 and $218,778 in the years ended December 31, 2015 and 2016, respectively. As of June 30, 2017, the account balance under the plan was $981,638. The largest aggregate account balance for our employees and former employees under the plan at any time was $981,638. Following this offering, we intend to adopt a Deciphera Pharmaceuticals 401(k) plan to which we expect to transition our employees’ and former employees’ accounts from the CRL 401(k) plan.

Convertible Debt Financings

On May 1, 2015, we entered into a note purchase agreement, or NPA, an amended and consolidated note purchase agreement, or ACNPA, and an amended and restated revolving loan agreement, or ARLA, with Brightstar Associates LLC and Biochenomix L.L.C., each of which was a holder of more than 5% of our capital stock at the time, or together, the Lenders, pursuant to which each of which (i) agreed to loan to us, on an unsecured revolving credit basis, up to $15.0 million, (ii) amended, consolidated and restated prior notes with us and (iii) amended and restated our existing revolving loan agreement. In connection with the NPA, we issued to each of Brightstar Associates LLC and Biochenomix, L.L.C. a secured convertible subordinated promissory note in the amount of $14.7 million and $278,988, respectively, or the Convertible Notes. In connection with the ACNPA, we issued to each of Brightstar Associates LLC and Biochenomix, L.L.C. a secured convertible subordinated promissory note in the amount of $79.9 million and $1.9 million, respectively, or the Second Convertible Notes. In connection with the ARLA, we issued to Brightstar Associates LLC a secured convertible promissory note in the amount of $12.6 million, or the Third Convertible Note. From May 1, 2015 through September 14, 2015, we borrowed a total of $3.7 million under the Convertible Notes. On September 14, 2015, each of Brightstar Associates LLC and Biochenomix, L.L.C. converted the aggregate amount of $99.3 million due under the Convertible Notes, the Second Convertible Notes and the Third Convertible Notes, which included interest accrued between May 1, 2015 and September 14, 2015, into shares of our series A and B-1 preferred stock, as further described below under “—Series A Preferred Share Financing” and “—Series B-1 and B-2 Preferred Share Financing.”

Operating Agreement

On September 10, 2015, we converted Deciphera Pharmaceuticals, LLC from a Kansas limited liability company to a Delaware limited liability company. In connection with this conversion, Brightstar Associates LLC and Biochenomix L.L.C., each of whom was a holder of more than 5% of our capital stock at the time, entered into an operating agreement to govern the operations of the Company. In connection with the preferred share financings described below, on September 14, 2015, December 30, 2015 and May 26, 2017, we amended and restated this operating agreement, with new entities becoming parties thereto in connection with their investments in these financings, including NLV-3 Deciphera, Inc., NLV-G Deciphera, Inc. and SVLS-Deciphera, Inc., which became holders of more than 5% of our capital stock. The operating agreement sets forth the authorized classes of our equity securities, the allocation of profits and losses among the classes and the preferences of the preferred classes. The agreement also sets forth the rights of and restrictions on members, including conversion and antidilution rights of the preferred classes, voting rights and certain transfer restrictions with respect to shares. The agreement includes indemnification and exculpation provisions applicable to our directors and officers. Concurrent with the consummation of the Conversion, as described below, the operating agreement will be terminated and Deciphera Pharmaceuticals, LLC will enter into an amended and restated operating agreement.

Series A Preferred Share Financing

On September 14, 2015, we issued and sold an aggregate of 1,855,250 series A preferred shares in exchange for the cancellation of an aggregate of $95.6 million of outstanding indebtedness under convertible promissory notes we had previously issued. The following table sets forth the numbers of our series A preferred shares that were purchased by our directors, executive officers and holders of more than 5% of our capital stock and their respective affiliates and the aggregate amount of indebtedness cancelled for such shares.

Name	Series A Preferred Shares Issued upon Conversion of Indebtedness	Aggregate Indebtedness Converted
Brightstar Associates LLC	1,818,634	$93,696,005
Biochenomix L.L.C.	36,616	$1,886,471

On September 14, 2015, we also issued to each of Brightstar Associates LLC and Biochenomix L.L.C. 157,500 and 45,000 shares, respectively, of our series A preferred shares in exchange for each of their membership units in the Kansas limited liability company as a result of our conversion to a Delaware limited liability company.

Series B-1 and B-2 Preferred Share Financing

On September 14, 2015, we issued and sold an aggregate of 73,811 series B-1 preferred shares in exchange for the cancellation of an aggregate of $3.7 million of outstanding indebtedness under convertible promissory notes we had previously issued. In addition, we issued and sold an aggregate of 426,764 series B-1 preferred shares at a price per share of $50.50, for aggregate cash proceeds of $21.6 million. On December 30, 2015, we issued and sold an aggregate of 198,020 series B-1 preferred shares at a price per share of $50.50, for aggregate cash proceeds of $10.0 million. On July 11, 2016, we issued and sold an aggregate of 876,366 series B-2 preferred shares at a price per share of $63.13, for aggregate cash proceeds of $55.3 million. The following table sets forth the numbers of our series B-1 and series B-2 preferred shares that were purchased by our directors, executive officers and holders of more than 5% of our capital stock and their respective affiliates and the aggregate indebtedness converted or cash purchase price paid for such shares.

Name	Series B-1 Preferred Shares Issued upon Conversion of Indebtedness	Aggregate Indebtedness Converted	Series B-1 Preferred Shares Issued for Cash	Aggregate Cash Purchase Price for Series B-1 Preferred Stock	Series B-2 Preferred Shares Purchased	Aggregate Cash Purchase Price for Series B-2 Preferred Shares
Brightstar Associates LLC	72,437	$3,658,069	224,593	$11,341,947	396,008	$24,999,985
NLV-3 Deciphera, Inc.	—	—	148,515	$7,500,008	198,004	$12,499,993
NLV-G Deciphera, Inc.	—	—	49,505	$2,500,003	198,004	$12,499,993
SVLS-Deciphera, Inc.	—	—	198,020	$10,000,010	79,202	$5,000,022

Series C Preferred Share Financing

On May 26, 2017, we issued and sold an aggregate of 690,333 series C preferred shares at a price per share of $75.76, for aggregate cash proceeds of $52.3 million. The following table sets forth the numbers of our series C preferred shares that were purchased by our directors, executive officers and holders of more than 5% of our capital stock and their respective affiliates and the cash purchase price paid for such shares.

Name	Series C Preferred Shares Issued for Cash	Aggregate Cash Purchase Price for Series C Preferred Stock
Brightstar Associates LLC	263,991	$19,999,958
NLV-G Deciphera, Inc.	65,997	$4,999,933
DRAGSA 20 LLC	145,352	$11,011,868
DRAGSA 14 LLC	118,638	$8,988,015

Corporate Conversion

Immediately prior to the completion of this offering, we will engage in a series of transactions, which we refer to collectively as the Conversion. As part of the Conversion, (i) the owners of certain equityholders of Deciphera Pharmaceuticals, LLC, which are either corporations or have elected to be taxed as corporations for income tax purposes, which we refer to as Blockers, will exchange their equity interests in the Blockers in consideration for shares of common stock of Deciphera Pharmaceuticals, Inc., and (ii) equityholders of Deciphera Pharmaceuticals, LLC not held by Blockers will exchange their equity interests in Deciphera Pharmaceuticals, LLC in consideration for shares of common stock of Deciphera Pharmaceuticals, Inc.

As part of the Conversion:

•	each outstanding series A preferred share of Deciphera Pharmaceuticals, LLC will be exchanged for one share of common stock of Deciphera Pharmaceuticals, Inc.;

•	each outstanding series B preferred share of Deciphera Pharmaceuticals, LLC will be exchanged for one share of common stock of Deciphera Pharmaceuticals, Inc. (provided that shares of common stock issuable to the Blockers will instead be issued to the equity owners of the Blockers);

•	each outstanding series C preferred share of Deciphera Pharmaceuticals, LLC will be exchanged for one share of common stock of Deciphera Pharmaceuticals, Inc. (provided that shares of common stock issuable to the Blockers will instead be issued to the equity owners of the Blockers); and

•	each equity incentive award (i.e. options and SARs) of Deciphera Pharmaceuticals, LLC exercisable for common shares will be exchanged for an equity incentive award to purchase the same number of shares of common stock of Deciphera Pharmaceuticals, Inc.

Stockholder Agreements

We have entered into an investors’ rights agreement, a right of first refusal and co-sale agreement, a voting agreement and management rights letters with certain of our stockholders, including holders of more than 5% of our capital stock, their affiliates and entities affiliated with our officers and directors. The investors’ rights agreement provides for registration rights and transfer restrictions in respect of certain of our securities as well as rights of first offer with respect to certain issuances of securities by us. The right of first refusal and co-sale agreement provides for rights of first refusal and co-sale rights in respect of sales of our securities by certain of our directors and officers. The voting agreement provides for restrictions on the voting of certain of our securities, including with respect to the size of our board, directors to be elected to our board and certain sales or changes in control of our company. The management rights letters provide for certain information rights and rights to consult with our management. The transfer restrictions, rights of first offer, rights of first refusal and co-sale rights under these agreements do not apply to this offering and each of these agreements will terminate in connection with this offering, except that the provisions of the investors’ rights agreement relating to registration rights and transfer restrictions will survive this offering in the form of a separate registration rights agreement that will be entered into between the Corporation and certain investors at the time of the Conversion. See the “Description of Capital Stock—Registration Rights” section of this prospectus for a further discussion of these arrangements.

Other Transactions

We have granted stock options to our executive officers and certain of our directors. See the sections titled “Executive and Director Compensation—Outstanding Equity Awards at Fiscal 2016 Year-End” and “Executive and Director Compensation—Non-Employee Director Compensation” for a description of these options.

Other than as described above under this section titled “Certain Relationships and Related Person Transactions,” since January 1, 2014, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest.

Employment Agreements and Change of Control Agreements

See the “Executive and Director Compensation—Agreements with our Executive Officers” section of this prospectus for a further discussion of these arrangements.

Director Relationships

Certain of our directors serve on our board of directors as representatives of entities which beneficially hold 5% or more of our capital stock, as indicated in the table below:

Director	Principal Stockholders
John Martin	Brightstar Associates LLC
Dennis Walsh	Brightstar Associates LLC
Liam Ratcliffe, M.D., Ph.D.	NLV-3 Deciphera, Inc. and NLV-G Deciphera, Inc.
Michael Ross, Ph.D.	SVLS-Deciphera, Inc.

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation that will become effective in connection with the completion of this offering contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, pursuant to our amended and restated bylaws, in effect upon completion of this offering, we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, upon completion of this offering, indemnification agreements with each of our directors and executive officers will be in effect that are broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions included in our amended and restated certificate of incorporation, amended restated bylaws, and indemnification agreements with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We plan to obtain insurance policies under which, subject to the limitations of such policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured, indemnified, or both, against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act, or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Person Transactions

Following the completion of this offering, the audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or the beneficial owner of 5% or more of our capital stock, in each case since the beginning of the most recently completed year, and their immediate family members. Our audit committee charter will provide that the audit committee shall review and approve or disapprove any related party transactions.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock, as of July 31, 2017 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our executive officers and directors as a group.

The column entitled “Percentage of Shares Beneficially Owned—Before Offering” is based on a total of 4,323,044 shares of our common stock outstanding as of July 31, 2017, after giving effect to the Conversion, including the exchange of all outstanding preferred shares of Deciphera Pharmaceuticals, LLC for shares of common stock of Deciphera Pharmaceuticals, Inc. on a one-for-one basis immediately prior to the completion of this offering. The column entitled “Percentage of Shares Beneficially Owned—After Offering” is based on shares of our common stock to be outstanding after this offering, including the                  shares of our common stock that we are selling in this offering, but not including any additional shares issuable pursuant to the underwriters’ option to purchase additional shares or any additional shares issuable upon exercise of outstanding options.

The number of shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants, or other rights held by such person that are currently exercisable or will become exercisable within 60 days after July 31, 2017 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the address of all listed stockholders is 500 Totten Pond Rd, Waltham, Massachusetts 02451. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name of Beneficial Owner		Before Offering	After Offering
5% Stockholders
Brightstar Associates LLC(1)	2,933,163	67.85%
Entities affiliated with New Leaf Venture Partners(2)	660,025	15.27%
SV Life Sciences Fund VI, LP.(3)	277,222	6.41%
Entities affiliated with Viking Global Investors, LP(4)	263,990	6.11%

Named Executive Officers and Directors
Michael D. Taylor, Ph.D.(5)	111,055	2.5%
Christopher J. Morl(6)	8,282	*
Oliver Rosen, M.D.(7)	36,928	*
Patricia L. Allen(8)	1,665	*
Edward J. Benz, Jr., M.D.(9)	1,665	*
James A. Bristol, Ph.D.(10)	30,727	*
John R. Martin	—	—
Liam Ratcliffe, M.D., Ph.D.	—	—
Michael Ross, Ph.D.	—	—
Dennis L. Walsh	—	—
All executive officers and directors as a group (12 persons)(11)	341,332	7.32%

*	Less than 1%.
(1)	Consists of 1,976,134 shares of series A preferred stock, 297,030 shares of series B-1 preferred stock, 396,008 shares of series B-2 preferred stock and 263,991 shares of series C preferred stock held by Brightstar Associates LLC, or Brightstar. Brightstar is managed by a three-person managing board consisting of Mark K. Fallon, Gary L. Muller and Timothy Fritzel, and all action relating to the voting or disposition of these shares requires approval of a majority of the board. Such individuals expressly disclaim any such beneficial ownership. The address of Brightstar is 1020 Central Street, Suite 300, Kansas City, Missouri 64105.
(2)	Consists of 148,515 and 198,004 shares of series B-1 and series B-2 preferred stock, respectively, held by New Leaf Ventures III, L.P., or NVL-III, 49,505 shares of series B-1 preferred stock, 198,004 shares of series B-2 preferred stock and 65,997 shares of series C preferred stock held by New Leaf Growth Fund I, L.P., or Growth-I. The general partner of NLV-III is New Leaf Venture Associates I, L.P., or NLVA-I. The general partner of Growth-I is New Leaf Growth Associates I, L.P., or NLGA-I. The general partner of both NLVA-I and NLGA-I is New Leaf Venture Management III, L.L.C., or Management-III. Jeani Delagardelle, Ronald M. Hunt, Vijay K. Lathi, and Liam Ratcliffe are individual members of Management-III, or Individual Members, which is responsible for the investment decisions of NLV-III and Growth-I. Each of the Individual Members disclaim beneficial ownership of the shares held by NLVA-I and Growth-I except to the extent of their pecuniary interest therein. The address of the entities and individuals listed above is 7 Times Square, Suite 3502, New York, New York 10036.
(3)	Consists of 198,020 and 79,202 shares of series B-1 and B-2 preferred stock, respectively, held by SV Life Sciences Fund VI, LP. SV Health Investors, LLC is the Manager of SV Life Sciences Fund VI, LP. SV Life Sciences Fund VI (GP), LP, or SV Fund VI GP, is the general partner of SV Life Sciences Fund VI, L.P. The general partner of SV Fund VI GP is SVLSF VI, LLC. The members of the investment committee of SVLSF VI, LLC are Kate Bingham, Thomas Flynn, James Garvey, Eugene D. Hill, III, Paul LaViolette, and Michael Ross. SV Fund VI GP, SVLSF VI, LLC and each of the individuals comprising the SLSF VI, LLC investment committee may be deemed to share voting, dispositive and investment power over the shares held of record by SVLS-Deciphera, Inc. Each of SV Fund VI GP, SVLSF VI, LLC and the individual members of the SVLSF VI, LLC investment committee disclaim beneficial ownership of the shares owned directly by SVLS-Deciphera, Inc. except to the extent of any pecuniary interest therein. The address for each of the entities and individuals listed above is One Boston Place, Suite 3900, 201 Washington Street, Boston, Massachusetts 02108.
(4)	Consists of 145,352 shares of series C preferred stock held by DRAGSA 20 LLC and 118,638 shares of series C preferred stock held by DRAGSA 40 LLC. Viking Global Investors LP, or the Management Company, which is the non-member manager of each of DRAGSA 20 LLC and DRAGSA 14 LLC, and O. Andreas Halvorsen and David C. Ott, the executive committee members of Viking Global Partners LLC, the general partner of the Management Company, may be deemed to have voting and investment power over the shares held of record by each of DRAGSA 20 LLC and DRAGSA 14 LLC. The business address of each of DRAGSA 20 LLC and DRAGSA 14 LLC is c/o Viking Global Investors LP, 55 Railroad Avenue, Greenwich, Connecticut 06830.
(5)	Consists of 111,055 shares of common stock issuable pursuant to stock options exercisable within 60 days of July 31, 2017.
(6)	Consists of 8,282 shares of common stock issuable pursuant to stock options exercisable within 60 days of July 31, 2017.
(7)	Consists of 36,928 shares of common stock issuable pursuant to stock options exercisable within 60 days of July 31, 2017.
(8)	Consists of 1,665 shares of common stock issuable pursuant to stock options exercisable within 60 days of July 31, 2017.
(9)	Consists of 1,665 shares of common stock issuable pursuant to stock options exercisable within 60 days of July 31, 2017.

(10)	Consists of 30,727 shares of common stock issuable pursuant to stock options exercisable within 60 days of July 31, 2017.
(11)	See notes 5, 6, 7, 8, 9 and 10 above. Also includes shares of common stock issuable pursuant to stock options exercisable within 60 days of July 31, 2017 held by Daniel Flynn and Thomas Kelly, who are executive officers but not named executive officers.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and bylaws as they will be in effect upon the completion of this offering are summaries and are qualified in their entirety by reference to our amended and restated certificate of incorporation and bylaws that will be in effect upon the completion of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. The description of our common stock reflects the completion of the Conversion which will occur immediately prior to the completion of this offering. See “Conversion” for more information concerning the Conversion.

Upon the completion of this offering, our authorized capital stock will consist of                  shares of common stock, par value $0.01 per share and                  shares of preferred stock, par value $0.01 per share, all of which preferred stock will be undesignated. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form. As of July 31, 2017, 4,323,044 shares of our common stock were outstanding and held by nine stockholders of record. This amount assumes the Conversion takes place immediately prior to the completion of this offering and assumes the exchange of all outstanding series A, series B-1, series B-2 and series C preferred shares of Deciphera Pharmaceuticals, LLC for an aggregate of 4,323,044 shares of common stock of Deciphera Pharmaceuticals, Inc. immediately prior to the completion of this offering.

Common Stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred Stock

As part of the Conversion, each of the issued and outstanding series A preferred shares of Deciphera Pharmaceuticals, LLC will be exchanged for one issued and outstanding share of our common stock, each of the issued and outstanding series B-1 preferred shares of Deciphera Pharmaceuticals, LLC will be exchanged for one issued and outstanding share of our common stock, each of the issued and outstanding series B-2 preferred shares of Deciphera Pharmaceuticals, LLC will be exchanged for one issued and outstanding share of our common stock and each of the issued and outstanding series C preferred shares of Deciphera Pharmaceuticals, LLC will be exchanged for one issued and outstanding share of our common stock.

Upon the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to                  shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Stock Appreciation Rights

As of July 31, 2017, we had 120,428 share appreciation rights outstanding that were issued to employees as compensation for services. These share appreciation rights are subject to vesting terms approved by the board of directors and set forth in written restricted share appreciation rights award agreements. As part of the Conversion, each equity incentive award (i.e., options and share appreciation rights) of Deciphera Pharmaceuticals, LLC exercisable for common shares will be exchanged for an equity incentive award to purchase the same number of shares of common stock of Deciphera Pharmaceuticals, Inc., subject to vesting on the same terms as prior to the Conversion. See “Executive and Director Compensation—Employee Benefit and Stock Plans” for a discussion of the terms of our equity incentive plans.

Options

As of July 31, 2017, we had 601,556 options outstanding to purchase shares of our common stock that were issued to employees as compensation for services. These options are subject to vesting terms approved by the board of directors and set forth in written option award agreements. As part of the Conversion, each equity incentive award (i.e., options and share appreciation rights) of Deciphera Pharmaceuticals, LLC exercisable for common shares will be exchanged for an equity incentive award to purchase the same number of shares of common stock of Deciphera Pharmaceuticals, Inc., subject to vesting on the same terms as prior to the Conversion. See “Executive and Director Compensation—Employee Benefit and Stock Plans” for a discussion of the terms of our equity incentive plans.

Authorized but Unissued Capital Stock

The Delaware General Corporation Law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of NASDAQ, which would apply so long as our common stock remains listed on NASDAQ, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies

Our amended and restated certificate of incorporation provides for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our amended and restated certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of     % or more of the shares then entitled to vote at an election of directors.

Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

No Written Consent of Stockholders

Our amended and restated certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of Stockholders

Our amended and restated certificate of incorporation and bylaws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements

Our amended and restated bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to Certificate of Incorporation and Bylaws

Any amendment of our amended and restated certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our amended and restated certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our bylaws and certificate of incorporation must be approved by not less than     % of the outstanding shares entitled to vote on the amendment, and not less than     % of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of at least     % of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated Preferred Stock

Our amended and restated certificate of incorporation will provide for              authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our amended and restated certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Exclusive Jurisdiction for Certain Actions

Our amended and restated bylaws provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers and employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar exclusive forum provisions in other corporation’s bylaws has been challenged in legal proceedings, and it is possible that a court could rule that this provision in our amended and restated bylaws is inapplicable or unenforceable.

Section 203 of the Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•	at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Registration Rights

Following the closing of this offering, the holders of 4,323,044 shares of our common stock, or their transferees, will be entitled to the registration rights set forth below with respect to registration of the resale of such shares under the Securities Act pursuant to the investors’ rights agreement, which will be replaced by a registration rights agreement that will be effective upon completion of this offering, by and among us and certain of our stockholders.

Demand Registration Rights

At any time after 180 days after the effective public offering date set forth on the cover page of this prospectus, upon the written request of at least 40% of the holders of the registrable securities then outstanding, or a lesser percentage in certain cases, that we file a registration statement under the Securities Act covering the registration of registrable securities owned by such holder(s) having an anticipated aggregate offering price, net of selling expenses, of at least $25.0 million, we will be obligated to notify all holders of registrable securities of such request. As soon as practicable thereafter, and in any event within 60 days after the date such request is given, we will be required to register the sale on a registration statement on Form S-1 of all registrable securities that holders may request to be registered, subject to specified exceptions, conditions and limitations. We may postpone the filing of a registration statement for up to 90 days once in any 12-month period if in the good faith judgment of our board of directors such registration would be detrimental to us, and we are not required to effect the filing of a registration statement during the period starting with the date that is 60 days prior to our good faith estimate of the date of filing of a registration statement initiated by us and ending on a date 180 days, in the case of our initial public offering, or 90 days, in all other cases, after the effective date of a registration statement initiated by us. We are required to effect only three registrations pursuant to this provision of the investors’ rights agreement, which will be replaced by a registration rights agreement that will be effective upon completion of this offering. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.

“Piggyback” Registration Rights

If we register any securities for public sale, holders of registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of registrable securities to be included in the registration statement, but such number may not be below 20% of the total number of shares included in such registration statement.

Form S-3 Registration Rights

If we are eligible to file a registration statement on Form S-3, holders of at least 10% of our registrable securities then outstanding, or a lesser percentage in certain cases, have the right to request that we file a registration statement on Form S-3, so long as the aggregate price to the public of the securities to be sold under the registration statement on Form S-3 is at least $5.0 million. As soon as practicable thereafter, and in any event within 45 days after the date such request is given, we will be required to register the sale on a registration statement on Form S-3 of all registrable securities that holders may request to be registered, subject to specified exceptions, conditions and limitations. We may postpone the filing of a registration statement for up to 90 days once in any 12-month period if in the good faith judgment of our board of directors such registration would be detrimental to us, and we are not required to effect the filing of a registration statement during the period starting with the date that is 30 days prior to our good faith estimate of the date of filing of a registration statement initiated by us and ending on a date 90 days after the effective date of a registration statement initiated by us. We are required to effect only two registrations pursuant to this provision of the investors’ rights agreement, which will be replaced by a registration rights agreement that will be effective upon completion of this offering, in any 12-month period. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.

Expenses of Registration

Pursuant to the investors’ rights agreement, which will be replaced by a registration rights agreement that will be effective upon completion of this offering, we are generally required to bear all registration expenses, including the fees and expenses of one counsel representing the selling holders, incurred in connection with the demand, piggyback and Form S-3 registrations described above. We are not required to bear selling expenses, which include all underwriting discounts and commissions, selling commissions, stock transfer taxes applicable to the sale of registrable securities, and fees and disbursements of any additional counsel for any selling holder. We are not required to pay registration expenses if the registration request under the investors’ rights agreement, or registration rights agreement, is withdrawn at the request of the holders of a majority of the registrable securities unless (i) the holders of a majority of the registrable securities agree to forfeit their right to one registration under the investors’ rights agreement, or registration rights agreement, or (ii) the withdrawal is due to the discovery of a material adverse change in our business.

Termination of Registration Rights

The demand, piggyback and Form S-3 registration rights discussed above will terminate as to a given holder of registrable securities upon the earlier of (i) three years following the closing of this offering, except with respect to shares held by certain principal investors whose registration rights shall not terminate until any such principal investor first holds less than one percent of our outstanding capital stock, (ii) the closing of a change of control or (iii) when all shares held by the holders can be sold under SEC Rule 144 within a 90-day period.

Limitations of Liability and Indemnification

See “Executive and Director Compensation—Limitation on Liability and Indemnification Matters.”

Market Listing

We have applied to list our common stock on The NASDAQ Global Market under the symbol “DCPH.”

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be              .

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax considerations applicable to non-U.S. holders (as defined below) with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. For purposes of this discussion, a non-U.S. holder means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	a non-resident alien individual;

•	a foreign corporation or any other foreign organization taxable as a corporation for U.S. federal income tax purposes; or

•	a foreign estate or trust, the income of which is not subject to U.S. federal income tax on a net income basis.

This discussion does not address the tax treatment of partnerships or other entities that are pass-through entities for U.S. federal income tax purposes or persons that hold their common stock through partnerships or other pass-through entities. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of acquiring, holding and disposing of our common stock through a partnership or other pass-through entity, as applicable.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any such change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences to a non-U.S. holder of the ownership, or disposition, of our common stock. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset, generally property held for investment.

This discussion does not address all aspects of U.S. federal income that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of any U.S. federal tax other than the income tax, U.S. state, local or non-U.S. taxes, the alternative minimum tax, any tax considerations resulting from a non-U.S. holder having a functional currency other than the U.S. dollar, or the Medicare tax on net investment income. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax exempt or governmental organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	regulated investment companies;

•	pension plans;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	“qualified foreign pension funds,” or entities wholly owned by a “qualified foreign pension fund”;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	certain U.S. expatriates.

This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock.

Distributions on Our Common Stock

Distributions, if any, on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on sale, exchange or other disposition of our common stock.” Any such distributions will also be subject to the discussion below under the section titled “Withholding and Information Reporting Requirements—FATCA.”

Subject to the discussion in the following two paragraphs in this section, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing a U.S. tax return with the IRS.

Gain on Sale or Other Taxable Disposition of Our Common Stock

Subject to the discussion below under “Backup Withholding and Information Reporting” and “Withholding and Information Reporting Requirements—FATCA,” a non-U.S. holder generally will not be subject to any U.S. federal income or withholding tax on any gain realized upon such holder’s sale or other taxable disposition of shares of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed-base maintained by such non-U.S. holder in the United States, in which case the non-U.S. holder generally will be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on Our Common Stock” also may apply;

•	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

•	we are, or have been, at any time during the five-year period preceding such sale of other taxable disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation,” unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. If we are determined to be a U.S. real property holding corporation and the foregoing exception does not apply, then a purchaser may be required to withhold 15% of the proceeds payable to a non-U.S. holder from a sale of our common stock and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate, currently 28%, with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them. Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is filed with the IRS in a timely manner.

Withholding and Information Reporting Requirements—FATCA

The Foreign Account Tax Compliance Act, or FATCA, generally imposes a U.S. federal withholding tax at a rate of 30% on payments of dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” such foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” such foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA. Under applicable U.S. Treasury regulations, withholding under FATCA currently applies to payments of dividends on our common stock, but will only apply to payments of gross proceeds from a sale or other disposition of our common stock made after December 31, 2018. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of this withholding tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the effect, if any, that future sales of shares of common stock, or the availability for future sale of shares of common stock, will have on the market price of shares of our common stock prevailing from time to time. The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock.

Currently, no shares of our common stock are outstanding. Upon the completion of this offering, we will have a total of                  shares of our common stock outstanding (or                  shares of common stock if the underwriters exercise in full their option to purchase additional shares of common stock). Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares, including shares sold to an entity affiliated with an existing shareholder that may purchase shares in this offering, held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

Additionally, of the options and SARs to purchase 727,172 common shares outstanding as of June 30, 2017, there are equity incentive awards to purchase                      shares of common stock that will be vested and exercisable after the Conversion. Upon exercise, these shares will be eligible for sale subject to the lock-up agreements and securities law restrictions described below.

Rule 144

In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Securities Exchange Act of 1934, as amended, periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares then outstanding, which will equal approximately shares immediately after this offering assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of shares outstanding as of June 30, 2017; or

•	the average weekly trading volume of our common stock on The NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Our amended and restated certificate of incorporation authorizes us to issue additional shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion. In accordance with the Delaware General Corporation Law and the provisions of our amended and restated certificate of incorporation, we may also issue preferred stock that has designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to shares of common stock. See “Description of Capital Stock.”

Lock-Up Agreements

We, along with our directors, executive officers and substantially all of our other stockholders have agreed with the underwriters that for a period of 180 days (the restricted period), after the date of this prospectus, subject to specified exceptions, we or they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock. Upon expiration of the “restricted” period, certain of our stockholders will have the right to require us to register their shares under the Securities Act of 1933, as amended, or the Securities Act. See “—Registration Rights” below and “Description of Capital Stock—Registration Rights.”

After this offering, certain of our employees, including our executive officers and/or directors, may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Registration Rights

Upon closing of this offering, the holders of 4,323,044 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described under “—Lock-Up Agreements” above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement of which this prospectus is a part. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock—Registration Rights.”

Rule 144

In general, under Rule 144 a person (or persons whose shares are aggregated) who may be deemed our affiliate is entitled to sell within any three-month period a number of restricted securities that does not exceed the greater of 1% of the then outstanding shares of common stock and the average weekly trading volume during the four calendar weeks preceding each such sale, provided that at least six months has elapsed since such shares of common stock were acquired from us or any affiliate of ours and certain manner of sale, notice requirements and requirements as to availability of current public information about us are satisfied. Any person who is deemed to be our affiliate must also comply with such provisions of Rule 144 (other than the six-month holding period requirement) in order to sell shares of common stock which are not restricted securities (such as shares of common stock acquired by affiliates through purchases in the open market following this offering). A person who is not our affiliate, and who has not been our affiliate at any time during the 90 days preceding any sale, is entitled to sell shares of common stock (i) subject only to the requirements as to availability of current public information about us, provided that a period of at least six months has elapsed since the shares of common stock were acquired from us or any affiliate of ours, and (ii) without regard to the requirements as to availability of current public information about us or any other requirement of Rule 144, provided that at least one year has elapsed since the shares of common stock were acquired from us or any affiliate of ours.

Stock Options and Restricted Stock

As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock subject to options and restricted stock outstanding or reserved for issuance under our 2015 Equity Incentive Plan and our 2017 Stock Option and Incentive Plan. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. For a more complete discussion of our stock plans, see “Executive and Director Compensation—Employee Benefit and Stock Plans.”

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Piper Jaffray & Co. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Piper Jaffray & Co.
JMP Securities LLC
Nomura Securities International, Inc.

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $        per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $        per share from the initial public offering price. After the initial offering of the shares to the public, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to             additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $        per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without exercise of option to purchase additional shares	With full exercise of option to purchase additional shares
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $        . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $        .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder, any shares of our common stock issued upon the exercise of options granted under our existing management incentive plans and other limited exceptions.

Our directors and executive officers, and all of our existing stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, in each case other than (A) any securities to be sold by such directors, executive officers, managers and members pursuant to the underwriting agreement, (B) transfers of shares of our common stock as a bona fide gift or gifts, and (C) distributions of shares of our common stock to members or stockholders of such shareholders; provided that in the case of any transfer or distribution pursuant to clause (B) or (C), each donee or distributee shall execute and deliver to the underwriters a lock-up agreement; and provided, further, that in the case of any transfer or distribution pursuant to clause (B) or (C), no filing by any party (donor, donee, transferor or transferee) under the Exchange Act, or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the 180-day period referred to above).

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to list our common stock on The NASDAQ Global Market under the symbol “DCPH.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they may receive customary fees and expenses.

In addition, in the ordinary course of business, the underwriters and their respective affiliates may make or hold a broad array of investments including serving as counterparties to certain derivative and hedging arrangements and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre (“DIFC”)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to Prospective Investors in Australia

This prospectus:

•	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•	has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•	does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to Prospective Investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorised financial adviser.

Notice to Prospective Investors in the British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands),”BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Notice to Prospective Investors in China

This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

Notice to Prospective Investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The shares have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to Prospective Investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding 12 months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding 12 months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to Prospective Investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and

Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorised to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to Prospective Investors in South Africa

Due to restrictions under the securities laws of South Africa, the shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

i	the offer, transfer, sale, renunciation or delivery is to:

(a)	persons whose ordinary business is to deal in securities, as principal or agent;

(b)	the South African Public Investment Corporation;

(c)	persons or entities regulated by the Reserve Bank of South Africa;

(d)	authorised financial service providers under South African law;

(e)	financial institutions recognised as such under South African law;

(f)	a wholly owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

(g)	any combination of the person in (a) to (f); or

ii	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) in South Africa is being made in connection with the issue of the shares. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the shares in South Africa constitutes an offer of the shares in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA relevant persons.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The financial statements of Deciphera Pharmaceutical, LLC as of December 31, 2016 and 2015 and for each of the two years in the period ended December 31, 2016 and the balance sheet of Deciphera Pharmaceuticals, Inc. as of August 1, 2017 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including exhibits, schedules, and amendments) under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information about us and the shares of common stock to be sold in this offering, you should refer to the registration statement. Statements contained in this prospectus relating to the contents of any contract, agreement or other document are not necessarily complete and are qualified in all respects by the complete text of the applicable contract, agreement or other document, a copy of which has been filed as an exhibit to the registration statement. Whenever this prospectus refers to any contract, agreement, or other document, you should refer to the exhibits that are a part of the registration statement for a copy of the contract, agreement, or document.

You may read and copy all or any portion of the registration statement or any other information we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the SEC’s website (http://www.sec.gov).

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act. Under the Exchange Act, we will file annual, quarterly and current reports, as well as proxy statements and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s Public Reference Room and the website of the SEC referred to above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director of Deciphera Pharmaceuticals, Inc.

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Deciphera Pharmaceuticals, Inc. as of August 1, 2017 in conformity with accounting principles generally accepted in the United States of America. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit of this balance sheet in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

August 15, 2017

DECIPHERA PHARMACEUTICALS, INC.

BALANCE SHEET

August 1, 2017
Assets	$—

Stockholders’ Equity
Common stock, $0.01 par value; 1,000 shares authorized, no shares issued or outstanding as of August 1, 2017	$—

Total stockholders’ equity	$—

DECIPHERA PHARMACEUTICALS, INC.

NOTES TO BALANCE SHEET

1.	Organization

Deciphera Pharmaceuticals, Inc. (the “Company”) was formed as a Delaware corporation on August 1, 2017. The Company was formed for the sole purpose of completing an initial public offering and related transactions in order to carry on the business of Deciphera Pharmaceuticals, LLC. The Company will be the sole managing member of Deciphera Pharmaceuticals, LLC and will operate and control all of the businesses and affairs of Deciphera Pharmaceuticals, LLC. The Company does not intend to be an operating entity and incur any expenses prior to, and independent of, its initial public offering.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The balance sheet is presented in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, of comprehensive income, of stockholders’ equity and of cash flows have not been presented in the financial statements because there have been no activities in this entity.

3.	Stockholders’ Equity

The Company is authorized to issue 1,000 shares of common stock, par value $0.01 per share, none of which have been issued or are outstanding as of August 1, 2017.

4.	Subsequent Events

For the balance sheet as of August 1, 2017, the Company evaluated subsequent events through August 15, 2017, the date on which the balance sheet was issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Deciphera Pharmaceuticals, LLC

In our opinion, the accompanying balance sheets and the related statements of operations and comprehensive loss, of convertible preferred shares and members’ deficit and of cash flows present fairly, in all material respects, the financial position of Deciphera Pharmaceuticals, LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

June 23, 2017

DECIPHERA PHARMACEUTICALS, LLC

BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,		June 30, 2017	Pro Forma June 30, 2017
	2015	2016
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$25,777	$57,461	$93,992	$93,992
Prepaid expenses and other current assets	606	791	580	580

Total current assets	26,383	58,252	94,572	94,572
Property and equipment, net	387	514	520	520
Deferred offering costs	—	104	1,893	1,893
Other assets	20	75	75	75

Total assets	$26,790	$58,945	$97,060	$97,060

Liabilities, Convertible Preferred Shares and Members’ Deficit/Stockholders’ Equity
Current liabilities:
Accounts payable	$1,600	$1,413	$2,870	$2,870
Accrued expenses	1,263	2,957	5,145	5,145
Notes payable to related party	187	187	187	187

Total current liabilities	3,050	4,557	8,202	8,202
Notes payable to related party, net of current portion	1,679	1,481	1,388	1,388
Other long-term liabilities	—	—	16	16

Total liabilities	4,729	6,038	9,606	9,606

Commitments and contingencies (Note 11)

Convertible preferred shares (Series A, B-1, B-2 and C), no par value; 3,632,711 shares authorized as of December 31, 2015 and 2016 and 4,455,039 shares authorized as of June 30, 2017 (unaudited); 2,756,345 shares issued and outstanding as of December 31, 2015, 3,632,711 shares issued and outstanding as of December 31, 2016 and 4,323,044 shares issued and outstanding as of June 30, 2017 (unaudited); aggregate liquidation preference of $194,088 as of December 31, 2016 and $246,388 as of June 30, 2017 (unaudited); no shares authorized, issued or outstanding, pro forma as of June 30, 2017 (unaudited)

	137,368	192,667	244,538	—

Members’ deficit/stockholders’ equity:
Common shares, no par value; 4,250,000 shares authorized as of December 31, 2015, 4,366,052 shares authorized as of December 31, 2016 and 5,217,929 shares authorized as of June 30, 2017 (unaudited); no shares issued or outstanding as of December 31, 2015 and 2016 and June 30, 2017 (unaudited); no shares authorized, issued or outstanding, pro forma as of June 30, 2017 (unaudited)	—	—	—	—
Common stock, $0.01 par value; no shares authorized, issued or outstanding as of December 31, 2015 and 2016 and June 30, 2017 (unaudited); shares authorized, 4,323,044 shares issued and outstanding, pro forma as of June 30, 2017 (unaudited)	—	—	—	43
Additional paid-in capital	4,338	5,825	6,835	251,330
Accumulated deficit	(119,645)	(145,585)	(163,919)	(163,919)

Total (members’ deficit)/stockholders’ equity	(115,307)	(139,760)	(157,084)	87,454

Total liabilities, convertible preferred shares and members’ deficit/stockholders’ equity	$26,790	$58,945	$97,060	$97,060

The accompanying notes are an integral part of these financial statements.

DECIPHERA PHARMACEUTICALS, LLC

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

	Year Ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
			(unaudited)
Revenue	$—	$—	$—	$—

Operating expenses:
Research and development	12,475	20,163	8,909	14,105
General and administrative	5,135	5,675	2,328	4,311

Total operating expenses	17,610	25,838	11,237	18,416

Loss from operations	(17,610)	(25,838)	(11,237)	(18,416)

Other income (expense):
Interest expense	(2,209)	(106)	(55)	(49)
Other income, net	3	4	8	131

Total other income (expense), net	(2,206)	(102)	(47)	82

Net loss and comprehensive loss	$(19,816)	$(25,940)	$(11,284)	$(18,334)

Net loss attributable to Series A convertible preferred shareholders—basic and diluted	$(19,816)	$(25,940)	$(11,284)	$(18,334)

Net loss per share attributable to Series A convertible preferred shareholders—basic and diluted	$(26.37)	$(12.61)	$(5.48)	$(8.91)

Weighted average Series A convertible preferred shares outstanding—basic and diluted	751,451	2,057,750	2,057,750	2,057,750

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)		$(8.18)		$(4.96)

Pro forma weighted average common shares outstanding—basic and diluted (unaudited)		3,171,718		3,698,907

The accompanying notes are an integral part of these financial statements.

DECIPHERA PHARMACEUTICALS, LLC

STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND MEMBERS’ DEFICIT

(In thousands, except share amounts)

	Member Units		Series A, B-1, B-2 and C Convertible Preferred Shares		Common Shares		Additional Paid-in Capital	Accumulated Deficit	Total Members’ Deficit
	Units	Amount	Shares	Amount	Shares	Amount
Balances at December 31, 2014	202,500	$8,491	—	$—	—	$—	$294	$(99,829)	$(99,535)
Conversion of member units into Series A convertible preferred shares	(202,500)	(8,491)	202,500	8,491	—	—	—	—	—
Gain on extinguishment of notes payable to related party	—	—	—	—	—	—	1,487	—	1,487
Conversion of notes payable and accrued interest into Series A convertible preferred shares, net of issuance costs of $30	—	—	1,855,250	94,065	—	—	—	—	—
Conversion of notes payable and accrued interest into Series B-1 convertible preferred shares	—	—	73,811	3,728	—	—	—	—	—
Issuance of Series B-1 convertible preferred shares, net of issuance costs of $468	—	—	624,784	31,084	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	2,557	—	2,557
Net loss	—	—	—	—	—	—	—	(19,816)	(19,816)

Balances at December 31, 2015	—	—	2,756,345	137,368	—	—	4,338	(119,645)	(115,307)
Issuance of Series B-2 convertible preferred shares, net of issuance costs of $25	—	—	876,366	55,299	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	1,487	—	1,487
Net loss	—	—	—	—	—	—	—	(25,940)	(25,940)

Balances at December 31, 2016	—	—	3,632,711	192,667	—	—	5,825	(145,585)	(139,760)
Issuance of Series C convertible preferred shares, net of issuance costs of $429	—	—	690,333	51,871	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	1,010	—	1,010
Net loss	—	—	—	—	—	—	—	(18,334)	(18,334)

Balances at June 30, 2017 (unaudited)	—	$—	4,323,044	$244,538	—	$—	$6,835	$(163,919)	$(157,084)

The accompanying notes are an integral part of these financial statements.

DECIPHERA PHARMACEUTICALS, LLC

STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
			(unaudited)
Cash flows from operating activities:
Net loss	$(19,816)	$(25,940)	$(11,284)	$(18,334)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	2,557	1,487	488	1,010
Depreciation and amortization expense	73	90	38	62
Non-cash interest expense	2,091	—	—	—
Loss on disposal of property and equipment	—	6	—	6
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(516)	(185)	(19)	211
Accounts payable	1,176	(187)	846	446
Accrued expenses	1,160	1,694	235	1,500
Other assets	6	(55)	(55)	—
Other long-term liabilities	—	—	—	16

Net cash used in operating activities	(13,269)	(23,090)	(9,751)	(15,083)

Cash flows from investing activities:
Purchases of property and equipment	(142)	(223)	(17)	(74)

Net cash used in investing activities	(142)	(223)	(17)	(74)

Cash flows from financing activities:
Proceeds from issuance of convertible preferred shares	31,552	55,324	—	52,300
Proceeds from issuance of convertible notes payable to related parties	7,550	—	—	—
Repayment of notes payable to related party	(186)	(198)	(104)	(93)
Payments of convertible preferred share issuance costs	(498)	(25)	—	(187)
Payments of initial public offering costs	—	(104)	—	(332)

Net cash provided by (used in) financing activities	38,418	54,997	(104)	51,688

Net increase (decrease) in cash and cash equivalents	25,007	31,684	(9,872)	36,531
Cash and cash equivalents at beginning of period	770	25,777	25,777	57,461

Cash and cash equivalents at end of period	$25,777	$57,461	$15,905	$93,992

Supplemental disclosure of cash flow information:
Cash paid for interest	$117	$106	$55	$49

Supplemental disclosure of non-cash financing activities:
Conversion of notes payable and accrued interest into convertible preferred shares	$97,793	$—	$—	$—
Conversion of member units into Series A convertible preferred shares	$8,491	$—	$—	$—
Gain on extinguishment of notes payable to related party	$1,487	$—	$—	$—
Deferred offering costs included in accounts payable or accrued expenses	$—	$—	$—	$1,699

The accompanying notes are an integral part of these financial statements.

DECIPHERA PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

1.	Nature of the Business and Basis of Presentation

Deciphera Pharmaceuticals, LLC (the “Company”) is a clinical-stage biopharmaceutical company developing new drugs to improve the lives of cancer patients by addressing key mechanisms of drug resistance that limit the rate and durability of response of many cancer therapies. The Company’s targeted, small molecule drug candidates, designed using its proprietary kinase switch control inhibitor platform, inhibit the activation of kinases, an important family of enzymes, that, when mutated or over expressed, are known to be directly involved in the growth and spread of many cancers. In September 2015, the Company re-domesticated from a Kansas limited liability company to a Delaware limited liability company.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Drug candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s drug development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

The accompanying financial statements have been prepared on the basis of continuity of operations, realization of assets and the satisfaction of liabilities and commitments in the ordinary course of business. Through December 31, 2016 and June 30, 2017 (unaudited), the Company has funded its operations with the sales of convertible preferred shares, borrowings under convertible notes, borrowings under a construction loan, payments received in connection with a concluded collaboration agreement and grants from the Kansas Bioscience Authority (the “KBA”). Since inception, the Company has incurred recurring losses, including net losses of $19.8 million for the year ended December 31, 2015, $25.9 million for the year ended December 31, 2016 and $18.3 million for the six months ended June 30, 2017 (unaudited). As of December 31, 2016 and June 30, 2017 (unaudited), the Company had an accumulated deficit of $145.6 million and $163.9 million, respectively. The Company expects to continue to generate operating losses in the foreseeable future. As of June 23, 2017, the issuance date of the annual financial statements for the year ended December 31, 2016, the Company expected that the $52.3 million of gross proceeds it received from the sale of Series C convertible preferred shares in May 2017 (see Note 14), together with its cash and cash equivalents of $50.0 million as of March 31, 2017 (unaudited), would be sufficient to fund its operating expenses, capital expenditure requirements and debt service payments through at least 12 months from the issuance date of those financial statements.

As of August 15, 2017, the issuance date of the interim financial statements for the six months ended June 30, 2017, the Company expects that its cash and cash equivalents of $94.0 million as of June 30, 2017 (unaudited) will be sufficient to fund its operating expenses, capital expenditure requirements and debt service payments through at least 12 months from the issuance date of the interim financial statements. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to fund its operations.

The Company is seeking to complete an initial public offering of its common stock. Upon the closing of a qualified public offering on specified terms, the Company’s outstanding convertible preferred shares will automatically convert into shares of common stock (see Note 7).

In the event the Company does not complete an initial public offering, the Company expects to seek additional funding through private equity financings, debt financings, collaborations, strategic alliances and

DECIPHERA PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

marketing, distribution or licensing arrangements. The Company may not be able to obtain financing on acceptable terms, or at all, and the Company may not be able to enter into collaborations or other arrangements. The terms of any financing may adversely affect the holdings or the rights of the Company’s shareholders. If the Company is unable to obtain funding, the Company could be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the accrual for research and development expenses and the valuation of common shares and share-based awards. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2017, the statements of operations and comprehensive loss and of cash flows for the six months ended June 30, 2016 and 2017, and the statement of convertible preferred shares and members’ deficit for the six months ended June 30, 2017 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2017 and the results of its operations and its cash flows for the six months ended June 30, 2016 and 2017. The financial data and other information disclosed in these notes related to the six months ended June 30, 2016 and 2017 are also unaudited. The results for the six months ended June 30, 2017 are not necessarily indicative of results to be expected for the year ending December 31, 2017, any other interim periods, or any future year or period.

Unaudited Pro Forma Information

Immediately prior to the completion of its initial public offering, the Company will complete a series of transactions pursuant to which Deciphera Pharmaceuticals, LLC will become a wholly owned subsidiary of Deciphera Pharmaceuticals, Inc., a newly formed Delaware corporation. As part of the transactions, shareholders of Deciphera Pharmaceuticals, LLC will exchange their shares of Deciphera Pharmaceuticals, LLC for shares of Deciphera Pharmaceuticals, Inc. on a one-for-one basis. These transactions are collectively referred to as “the Conversion.” Upon consummation of the Conversion, the Company will become subject to corporate U.S. federal and state income taxes.

DECIPHERA PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

The accompanying unaudited pro forma balance sheet as of June 30, 2017 has been prepared to give effect to the exchange of all outstanding convertible preferred shares of Deciphera Pharmaceuticals, LLC into 4,323,044 shares of common stock of Deciphera Pharmaceuticals, Inc. upon the Conversion as if the Conversion had occurred on June 30, 2017.

In the accompanying statements of operations and comprehensive loss, the unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2016 and the six months ended June 30, 2017 have been prepared to give effect to the exchange of all outstanding convertible preferred shares of Deciphera Pharmaceuticals, LLC into shares of common stock of Deciphera Pharmaceuticals, Inc. upon the Conversion as if the Conversion had occurred on the later of January 1, 2016 or the issuance date of the convertible preferred shares.

Income Taxes

The Company is treated as a partnership for income tax purposes and is not subject to U.S. federal or state income taxation. As a result, the Company has not recorded any U.S. federal or state income tax benefits for the net losses incurred in each reporting period or for any earned research and development tax credits. To date, the operating losses incurred by the Company have been passed through to its members.

Upon consummation of the Conversion, the Company will become subject to corporate U.S. federal and state income taxes (see Note 10).

Concentrations of Credit Risk and of Significant Suppliers

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains all cash and cash equivalents at one accredited financial institution. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

The Company is dependent on third-party manufacturers to supply products for research and development activities in its programs. In particular, the Company relies and expects to continue to rely on a small number of manufacturers to supply it with its requirements for the active pharmaceutical ingredients and formulated drugs related to these programs. These programs could be adversely affected by a significant interruption in the supply of active pharmaceutical ingredients and formulated drugs.

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in members’ deficit as a reduction of additional paid-in capital generated as a result of the offering. Should the planned equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the statement of operations and comprehensive loss. As of December 31, 2016 and June 30, 2017 (unaudited), the Company recorded $0.1 million and $1.9 million, respectively, of deferred offering costs in contemplation of a probable 2017 equity financing. The Company did not record any deferred offering costs as of December 31, 2015.

DECIPHERA PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset as follows:

Estimated Useful Life
Laboratory equipment	5 to 7 years
Computer equipment	3 to 5 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of life of lease or 15 years

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is included in loss from operations. Expenditures for repairs and maintenance are charged to expense as incurred.

Impairment of Long-Lived Assets

Long-lived assets consist of property and equipment. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset group over its fair value, determined based on discounted cash flows. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2015 or 2016 or during the six months ended June 30, 2016 and 2017 (unaudited).

Fair Value Measurements

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

DECIPHERA PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company’s cash equivalents are carried at fair value, determined according to the fair value hierarchy described above (see Note 3). The carrying values of the Company’s accounts payable and accrued expenses approximate their fair values due to the short-term nature of these liabilities. The fair value of the Company’s outstanding notes payable to related party (see Note 6) as of December 31, 2015 and 2016 and June 30, 2017 (unaudited) approximated $1.5 million, $1.3 million and $1.3 million, respectively. The fair value of the outstanding debt was estimated using a discounted cash flow analysis based on current market interest rates for debt issuances with similar remaining years to maturity, adjusted for credit risk, which represents a Level 3 measurement.

Segment Information

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company’s singular focus is designing, optimizing and introducing small molecule switch control inhibitors of protein kinases for human clinical trials and the global pharmaceutical marketplace through the use of its proprietary drug discovery technology platform. All of the Company’s tangible assets are held in the United States.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including salaries, share-based compensation and benefits, facilities costs, depreciation, manufacturing expenses and external costs of outside vendors engaged to conduct preclinical development activities and trials.

Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed.

Research Contract Costs and Accruals

The Company has entered into various research and development contracts with research institutions and other companies both inside and outside of the United States. These agreements are generally cancelable, and related payments are recorded as research and development expenses as incurred. The Company records accruals for estimated ongoing research costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies or trials, including the phase or completion of events, invoices received and contracted costs. Significant judgments and estimates are made in determining the accrued balances at the end of any reporting period. Actual results could differ from the Company’s estimates. The Company’s historical accrual estimates have not been materially different from the actual costs.

Patent Costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses.

DECIPHERA PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

Share-Based Compensation

The Company measures all common share options and other share-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective award.

The Company has granted share options and share appreciation rights (“SARs”) with service conditions that only become exercisable upon the earliest to occur of (i) a change in control event, (ii) a Conversion Event (as defined in the Company’s 2015 Equity Incentive Plan) or (iii), with respect to share options only, 30 days prior to award expiration. Therefore, all such share option and SAR awards are considered to include performance conditions as well as service conditions. The graded vesting method is applied to all awards with both service and performance conditions. The Company accounts for SARs as equity-classified awards as the Company has the sole option to settle the awards in equity or cash, has the ability to issue shares to settle the awards and has no history of settling such awards in cash.

The Company classifies share-based compensation expense in its statements of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each share option and SAR is estimated on the date of grant using the Black-Scholes option-pricing model. The Company has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected share volatility based on the historical volatility of a set of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price. The Company has estimated the expected term of common share options and SARs using the average of vesting date and expiration date as the Company believes there is no better estimate of expected term. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common shares and does not expect to pay any cash dividends in the foreseeable future.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in members’ deficit that result from transactions and economic events other than those with shareholders. There was no difference between net loss and comprehensive loss for each of the periods presented in the accompanying financial statements.

Net Loss per Share

The Company did not have any common shares outstanding during the years ended December 31, 2015 and 2016 or during the six months ended June 30, 2016 and 2017 (unaudited). Accordingly, net loss attributable to common shareholders and basic net loss per share attributable to common shareholders have not been presented in the Company’s statements of operations and comprehensive loss. In addition, because the Company had a net loss in each of the periods presented, diluted net loss per share attributable to common shareholders has not been presented as the effect of including common share equivalents in the calculations would have had an anti-dilutive impact. Net loss attributable to Series A convertible preferred shareholders and basic and diluted net loss per share attributable to Series A convertible preferred shareholders have been presented in the Company’s statements of operations and comprehensive loss for the years ended December 31, 2015 and 2016 and the six months ended June 30, 2016 and 2017 because Series A convertible preferred shares represent the most subordinated share class outstanding during those periods.

DECIPHERA PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

The Company follows the two-class method when computing net income (loss) per share as the Company has issued shares that meet the definition of participating securities. The two-class method determines net income (loss) per share for each class of participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to Series A convertible preferred shareholders for the period to be allocated between participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

Basic net income (loss) per share attributable to Series A convertible preferred shareholders is computed by dividing the net income (loss) attributable to Series A convertible preferred shareholders by the weighted average number of Series A convertible preferred shares outstanding for the period. Diluted net income (loss) attributable to Series A convertible preferred shareholders is computed by adjusting net income (loss) attributable to Series A convertible preferred shareholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net income (loss) per share attributable to Series A convertible preferred shareholders is computed by dividing the diluted net income (loss) attributable to Series A convertible preferred shareholders by the weighted average number of Series A convertible preferred shares outstanding for the period, including potential dilutive Series A convertible preferred shares. For purposes of this calculation, outstanding notes payable convertible into Series A convertible preferred shares are considered potential dilutive Series A convertible preferred shares.

The Company’s outstanding convertible preferred shares contractually entitle the holders of such shares to participate in distributions but contractually do not require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss, such losses are not allocated to such participating securities. In periods in which the Company reports a net loss attributable to Series A convertible preferred shareholders, diluted net loss per share attributable to Series A convertible preferred shareholders is the same as basic net loss per share attributable to Series A convertible preferred shareholders, since dilutive Series A convertible preferred shares are not assumed to have been issued if their effect is anti-dilutive.

The Company reported a net loss attributable to Series A convertible preferred shareholders for the years ended December 31, 2015 and 2016 and the six months ended June 30, 2016 and 2017 (unaudited).

Recently Adopted Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40) (“ASU 2014-15”). The amendments in this update explicitly require a company’s management to assess an entity’s ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. The new standard is effective for annual periods ending after December 15, 2016 and for interim periods thereafter. The Company adopted ASU 2014-15 as of the required effective date of December 31, 2016. This guidance relates to footnote disclosure only, and its adoption had no impact on the Company’s financial position, results of operations or cash flows.

In November 2014, the FASB issued ASU No. 2014-16, Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity (“ASU 2014-16”). The guidance requires an entity to determine the nature of the host contract by considering all stated and implied substantive terms and features of the hybrid financial instrument, weighing each term and feature on the basis of the relevant facts and circumstances (commonly referred to as the whole-instrument approach). The amendments in ASU 2014-16 are effective for annual periods beginning after December 15, 2015 and for interim periods within those fiscal years. The Company adopted the standard retrospectively to all periods presented on the

DECIPHERA PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

required effective date of January 1, 2016, and its adoption had no impact on the Company’s financial position, results of operations or cash flows.

In April 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”), which requires that debt issuance costs related to a debt liability be presented in the balance sheet as a direct reduction in the carrying amount of that debt liability. The amendments in ASU 2015-03 are effective for annual periods beginning after December 15, 2015 and for interim periods within those fiscal years. The Company adopted the standard retrospectively to all periods presented on the required effective date of January 1, 2016, and its adoption had no impact on the Company’s financial position, results of operations or cash flows.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). ASU 2016-09 includes multiple provisions intended to simplify various aspects of the accounting for share-based payments, including the income tax consequences, classification of awards as either equity or liabilities, an option to recognize gross share compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. The Company elected to early adopt the standard on January 1, 2016 and has reflected the adoption in the financial statements of the Company retrospectively to all periods presented. The adoption of ASU 2016-09 had no material impact on the Company’s financial position, results of operations or cash flows. The Company elected to account for forfeitures as they occur rather than apply an estimated forfeiture rate to share-based compensation expense.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which supersedes existing revenue recognition guidance under GAAP. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard defines a five-step process to achieve this principle, and will require companies to use more judgment and make more estimates than under the current guidance. The Company expects that these judgments and estimates will include identifying performance obligations in the customer contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 such that the standard is effective for public entities for annual periods beginning after December 15, 2017 and for interim periods within those fiscal years. Early adoption of the standard is permitted for annual periods beginning after December 15, 2016. In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (“ASU 2016-08”), which further clarifies the implementation guidance on principal versus agent considerations in ASU 2014-09. In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, clarifying the implementation guidance on identifying performance obligations and licensing. Specifically, the amendments in this update reduce the cost and complexity of identifying promised goods or services and improve the guidance for determining whether promises are separately identifiable. The amendments in this update also provide implementation guidance on determining whether an entity’s promise to grant a license provides a customer with either a right to use the entity’s intellectual property (which is satisfied at a point in time) or a right to access the entity’s intellectual property (which is satisfied over time). In May 2016, the FASB issued ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients (“ASU 2016-12”), which clarifies the objective of the collectability criterion, presentation of taxes collected from customers, non-cash consideration,

DECIPHERA PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

contract modifications at transition, completed contracts at transition and how guidance in ASU 2014-09 is retrospectively applied. ASU 2016-08, ASU 2016-10 and ASU 2016-12 have the same effective dates and transition requirements as ASU 2014-09. The Company does not intend to early adopt these accounting standards and will apply the modified-retrospective method. The adoption of these standards is not expected to have an impact on the Company’s financial position, results of operations or cash flows as the Company does not currently have any revenue-generating arrangements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 will require lessees to recognize most leases on their balance sheet as a right-of-use asset and a lease liability. Leases will be classified as either operating or finance, and classification will be based on criteria similar to current lease accounting, but without explicit bright lines. The guidance is effective for annual reporting periods beginning after December 15, 2018 and interim periods within those fiscal years, and early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2016-02 will have on its financial position, results of operations or cash flows.

3.	Fair Value of Financial Assets

The following tables present information about the Company’s financial assets measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values (in thousands):

	Fair Value Measurements at December 31, 2016 Using:
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$—	$53,180	$—	$53,180

	$—	$53,180	$—	$53,180

	Fair Value Measurements at June 30, 2017 Using:
	Level 1	Level 2	Level 3	Total
	(unaudited)
Cash equivalents:
Money market funds	$—	$89,816	$—	$89,816

	$—	$89,816	$—	$89,816

The Company had no cash equivalents as of December 31, 2015. During the year ended December 31, 2016 and the six months ended June 30, 2016 and 2017 (unaudited), there were no transfers between Level 1, Level 2 and Level 3.

DECIPHERA PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

4.	Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	December 31,		June 30, 2017
	2015	2016
			(unaudited)
Laboratory equipment	$536	$602	$639
Leasehold improvements	349	349	346
Computer equipment	160	225	261
Furniture and fixtures	52	104	103

	1,097	1,280	1,349
Less: Accumulated depreciation and amortization	(710)	(766)	(829)

	$387	$514	$520

Depreciation and amortization expense was $0.1 million for each of the years ended December 31, 2015 and 2016. Depreciation and amortization expense was less than $0.1 million and $0.1 million for the six months ended June 30, 2016 and 2017 (unaudited), respectively.

5.	Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	December 31,		June 30, 2017
	2015	2016
			(unaudited)
Accrued external research and development expenses	$477	$1,433	$3,182
Accrued payroll and related expenses	618	1,267	938
Accrued professional fees	155	240	1,011
Accrued other	13	17	14

	$1,263	$2,957	$5,145

6.	Notes Payable to Related Parties

2004 Convertible Loan Agreement

In 2004, the Company entered into a convertible loan agreement (the “2004 Loan”) with Brightstar Associates, LLC (“Brightstar”), a related party (see Note 13). In May 2015, the 2004 Loan was amended to (i) consolidate the then-current accrued interest of $5.0 million and outstanding principal for a new principal balance of $12.6 million, (ii) extend the maturity date to be due on demand after December 31, 2019 and (iii) allow Brightstar, at its option, to convert the outstanding principal and accrued interest into member units of the Company at a price of $51.52 per member unit, subject to appropriate adjustment in the event of the issuance of any member units or securities convertible into member units at a lower price per member unit than $51.52. The Company determined that such amendments should be accounted for as an extinguishment of the 2004 Loan for accounting purposes. As a result, the carrying value of the 2004 Loan of $12.6 million at the time of the extinguishment was removed from the balance sheet and was recorded at its then-current fair value of $11.1 million. The resulting gain on extinguishment of $1.5 million was recognized as additional paid-in capital, a component of members’ deficit, due to the related party nature of the 2004 Loan. At the date of extinguishment, there were no unamortized debt discounts or debt issuance costs.

DECIPHERA PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

The Company assessed the embedded conversion and repayment features of the 2004 Loan and determined that there were no features that were required to be separated and accounted for as derivatives.

2006 through 2013 Convertible Loan Agreements

From September 2006 through June 2013, the Company entered into five convertible loan agreements (the “Pre-2015 Convertible Loans”) with Brightstar and Biochenomix, L.L.C. (“Biochenomix”), another related party (see Note 13), which provided for aggregate borrowings of up to $70.1 million. Through December 31, 2014, the Company drew down $66.2 million under the Pre-2015 Convertible Loans, and in 2015, the remaining $3.9 million was drawn down. Interest under the Pre-2015 Convertible Loans accrued monthly at the prime rate. At any time prior to repayment, the notes were convertible into member units of the Company, at the option of the holders, at a price of $72.59 per member unit, subject to appropriate adjustment in the event of the issuance of any member units or securities convertible into member units at a lower price per member unit than $72.59.

In February 2015, as a result of the Company’s grant of unit options (see Note 9) with an exercise price per unit less than the conversion price of the Pre-2015 Convertible Loans, the conversion price per member unit was adjusted to $51.52. The Company evaluated whether the adjustment to the conversion price would result in the recognition of a beneficial conversion feature and concluded that no such accounting was required.

In May 2015, the Pre-2015 Convertible Loans were amended to (i) consolidate the then-current accrued interest of $11.7 million and outstanding principal for a new principal balance of $81.8 million and (ii) extend the maturity date to be due on demand after December 31, 2019. The Company determined that the amendments to the terms of the Pre-2015 Convertible Loans should be accounted for as a modification of the Pre-2015 Convertible Loans for accounting purposes. At the date of modification, there were no unamortized debt discounts or debt issuance costs and, as a result, there was no impact to the Company’s financial statements as a result of the modification.

The Company assessed the embedded conversion and repayment features of the Pre-2015 Convertible Loans and determined that there were no features that were required to be separated and accounted for as derivatives.

Conversion of 2004 Loan and Pre-2015 Convertible Loans

In September 2015, all outstanding principal and accrued interest of $95.6 million, with a carrying value of $94.1 million, due under the 2004 Loan and the Pre-2015 Convertible Loans was converted into 1,855,250 Series A convertible preferred shares (see Note 7).

2015 Convertible Loan Agreement

In May 2015, the Company entered into a seventh convertible loan agreement (the “2015 Loan”) with Brightstar and Biochenomix, which provided for aggregate borrowings of up to $15.0 million. Interest under the 2015 Loan accrued monthly at the prime rate. At any time prior to repayment, the notes were convertible into member units of the Company, at the option of the holders, at a price of $72.59 per member unit, subject to appropriate adjustment in the event of the issuance of any member units or securities convertible into member units at a lower price per member unit than $72.59. Unless converted, the unpaid principal and accrued interest was due on or after December 31, 2019. All assets of the Company were pledged as collateral for the 2015 Loan. In May 2015 and July 2015, the Company drew down $2.0 million and $1.7 million, respectively, under the 2015 Loan.

The Company assessed the embedded conversion and repayment features of the 2015 Loan and determined that there were no features that were required to be separated and accounted for as derivatives.

DECIPHERA PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

In September 2015, as a result of the Company’s sale of Series B-1 convertible preferred shares (see Note 7) at a price per share less than the conversion price of the 2015 Loan, the conversion price per member unit was adjusted to $50.50. The Company evaluated whether the adjustment to the conversion price would result in the recognition of a beneficial conversion feature and concluded that no such accounting was required.

In September 2015, all outstanding principal and accrued interest of $3.7 million due under the 2015 Loan was converted into 73,811 Series B-1 convertible preferred shares (see Note 7).

2010 Construction Loan Agreement

In June 2010, the Company entered into a loan agreement and a security agreement (together, the “CRL Construction Loan”) with Clinical Reference Laboratory, Inc. (“CRL”), a related party (see Note 13), which provided for aggregate borrowings of up to $2.8 million to finance construction of the Company’s biology and chemistry laboratories. Borrowings under the CRL Construction Loan bear interest at a fixed rate equal to 6.0% per annum and interest accrues monthly. The CRL Construction Loan requires monthly payments of principal and interest commencing on January 1, 2011 and through the maturity date of January 1, 2026, based on a 15-year straight-line amortization schedule.

The CRL Construction Loan is collateralized by a security interest in all of the equipment and fixtures at the Company’s laboratories in Lawrence, Kansas. Under the loan and security agreements, the Company has agreed to affirmative, negative and financial covenants to which it will remain subject until the loan has been paid off in full. These covenants include limitations on the Company’s ability to incur additional indebtedness and engage in certain fundamental business transactions, such as mergers or acquisitions of other businesses, as well as requirements that the Company comply with a maximum liabilities-to-assets ratio, a minimum working capital threshold and a maximum debt-to-equity ratio. Events of default under the loan agreement include failure to make payments when due, insolvency events, failure to comply with covenants and material adverse effects with respect to the Company. The lender’s remedies upon an event of default include the ability to accelerate all amounts that are due under the CRL Construction Loan to become immediately due and payable. As of December 31, 2015 and 2016 and June 30, 2017 (unaudited), the Company was in compliance with the financial covenants of the CRL Construction Loan.

Notes payable to related party as of December 31, 2015 and 2016 and June 30, 2017 (unaudited) consisted only of outstanding borrowings under the CRL Construction Loan, as follows (in thousands):

	December 31,		June 30, 2017
	2015	2016
			(unaudited)
Notes payable to related party	$1,866	$1,668	$1,575
Less: Current portion	(187)	(187)	(187)

Notes payable to related party, net of current portion	$1,679	$1,481	$1,388

DECIPHERA PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2016, scheduled payments of principal and interest for the CRL Construction Loan are as follows (in thousands):

Year Ending December 31,	Principal	Interest	Total
2017	$187	$95	$282
2018	187	84	271
2019	187	73	260
2020	187	61	248
2021	187	50	237
Thereafter	733	88	821

	$1,668	$451	$2,119

Total interest expense for the years ended December 31, 2015 and 2016 was $2.2 million and $0.1 million, respectively. Total interest expense for each of the six months ended June 30, 2016 and 2017 (unaudited) was less than $0.1 million.

7.	Convertible Preferred Shares

As of December 31, 2016, the Company’s operating agreement, as amended and restated, authorized the Company to issue 3,632,711 shares of no par value preferred shares, of which 2,057,750 shares have been designated as Series A convertible preferred shares (the “Series A Shares”), 698,595 shares have been designated as Series B-1 convertible preferred shares (the “Series B-1 Shares”) and 876,366 shares have been designated as Series B-2 convertible preferred shares (the “Series B-2 Shares” and, collectively with the Series B-1 Shares, the “Series B Shares”). As of June 30, 2017, the Company’s operating agreement, as amended and restated, authorized the Company to issue 4,455,039 shares of no par value preferred shares, of which 822,328 shares have been designated as Series C convertible preferred shares (the “Series C Shares”). The holders of the Series A Shares, Series B Shares and Series C Shares (collectively, the “Preferred Shares”) have liquidation rights in the event of a deemed liquidation that is not solely within the control of the Company, and, therefore, the Preferred Shares are classified outside of members’ deficit.

2015 Recapitalization

Prior to September 2015, the Company’s operating agreement authorized a single class of member units. A member was entitled to one vote for each member unit held by such member, with a majority vote required to approve matters such as, among other things, the issuance of additional member units, the sale, liquidation, distribution or reorganization of the Company, the incurrence of certain indebtedness and the making of capital expenditures or decisions regarding license agreements related to the Company’s intellectual property. Prior to the recapitalization of the Company’s members’ interests in September 2015 as described below, there were 202,500 member units outstanding.

In September 2015, the Company amended its operating agreement to affect a recapitalization of its members’ interests into three classes of shares: common shares, Series A Shares and Series B Shares. As a result of this recapitalization, the previously outstanding member units became 202,500 Series A Shares.

Series B Preferred Shares Purchase Agreement

In September 2015, the Company entered into a Series B preferred shares purchase agreement, which provided for total gross cash proceeds of up to $90.6 million, comprised of two tranches: a Series B-1 Share

DECIPHERA PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

financing for total gross proceeds of $31.6 million (the “Series B-1 Share Financing”) and a Series B-2 Share financing for total gross cash proceeds of $55.3 million (the “Series B-2 Share Financing”).

In connection with the Series B preferred shares purchase agreement, in September 2015, the Company amended its operating agreement such that each member of the LLC would convert debt held by such member issued prior to January 1, 2015 into Series A Shares at their applicable conversion prices and that each member of the LLC would convert debt held by such member issued after January 1, 2015 into Series B-1 Shares at their applicable conversion prices. At that time, an aggregate of $95.6 million of outstanding principal and interest under the Company’s 2004 Loan and the Pre-2015 Convertible Loans, with a carrying value of $94.1 million, was converted into 1,855,250 Series A Shares. Additionally, $3.7 million of outstanding principal and accrued interest under the Company’s 2015 Loan was converted into 73,811 Series B-1 Shares.

In connection with the Series B-1 Share Financing, in September 2015 and December 2015, the Company sold an aggregate of 624,784 Series B-1 Shares at a price of $50.50 per share for gross proceeds of $31.6 million. The Company recorded issuance costs of $0.5 million in connection with the sale and issuance of the Series B-1 Shares. Purchasers of Series B-1 Shares also agreed to purchase an aggregate of 876,366 Series B-2 Shares at a price of $63.13 per share upon the achievement by the Company of one of two clinical development milestones and the certification by the Company’s board of directors that the milestone(s) had occurred. In addition, the purchasers of Series B-1 Shares were granted the right to purchase their respective allocation of Series B-2 Shares at any time more than 45 days from the initial closing and before the Company completed its next financing of more than $5.0 million. In July 2016, upon notice from the Company of the achievement of one of the required clinical milestones, the Company issued and sold 876,366 Series B-2 Shares at a price of $63.13 per share for gross proceeds of $55.3 million. Issuance costs associated with the issuance of Series B-2 Shares were less than $0.1 million. The Company determined that the future tranche obligation of the Series B preferred shares purchase agreement did not meet the definition of a freestanding financial instrument because, while separately exercisable, it was not legally detachable. Further, the Company determined that the embedded future tranche obligation did not require bifurcation for accounting purposes as it is clearly and closely related to the economic characteristics and risks of the initial preferred shares and would not meet the definition of a derivative on a standalone basis.

Series C Preferred Shares Purchase Agreement

In May 2017, the Company entered into a Series C preferred shares purchase agreement, pursuant to which the Company sold 690,333 Series C Shares at a price of $75.76 per share for proceeds of $51.9 million, net of issuance costs of $0.4 million.

Upon issuance of each class of Preferred Shares, the Company assessed the embedded conversion and redemption features of the securities and determined that such features did not require the Company to separately account for these features. The Company also concluded that no beneficial conversion feature existed upon the issuance date of each class of Preferred Shares or as of December 31, 2015 or 2016 or June 30, 2017 (unaudited).

DECIPHERA PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

As of each balance sheet date, the Preferred Shares consisted of the following (in thousands, except share amounts):

	December 31, 2015
	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Shares Issuable Upon Conversion
Series A Shares	2,057,750	2,057,750	$102,556	$103,484	2,057,750
Series B-1 Shares	698,595	698,595	34,812	35,279	698,595
Series B-2 Shares	876,366	—	—	—	—

	3,632,711	2,756,345	$137,368	$138,763	2,756,345

	December 31, 2016
	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Shares Issuable Upon Conversion
Series A Shares	2,057,750	2,057,750	$102,556	$103,484	2,057,750
Series B-1 Shares	698,595	698,595	34,812	35,279	698,595
Series B-2 Shares	876,366	876,366	55,299	55,325	876,366

	3,632,711	3,632,711	$192,667	$194,088	3,632,711

	June 30, 2017 (unaudited)
	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Shares Issuable Upon Conversion
Series A Shares	2,057,750	2,057,750	$102,556	$103,484	2,057,750
Series B-1 Shares	698,595	698,595	34,812	35,279	698,595
Series B-2 Shares	876,366	876,366	55,299	55,325	876,366
Series C Shares	822,328	690,333	51,871	52,300	690,333

	4,455,039	4,323,044	$244,538	$246,388	4,323,044

The holders of the Preferred Shares have the following rights and preferences:

Voting Rights

The holders of Preferred Shares are entitled to vote, together with the holders of common shares, on all matters submitted to shareholders for a vote. Each preferred shareholder is entitled to the number of votes equal to the number of common shares into which each Preferred Share is convertible at the time of such vote.

Dividends and Distributions

There are no stated dividends on the Preferred Shares; however, holders of Preferred Shares are entitled to receive distributions when, as and if approved by the board of directors of the Company and together with holders of common shares in proportion to the number of common shares into which each Preferred Share is convertible at the time of such distribution. Additionally, to the extent the Company has sufficient cash available, without incurring any borrowings, the Company shall make a tax distribution in an amount of cash equal to the

DECIPHERA PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

excess, if any, of (i) the product of the net taxable income or gain of the Company for the year allocated to each member and the highest combined marginal federal, state and local income tax rate applicable to residents in Kansas over (ii) the aggregate amount of distributions previously made to such member during such taxable year.

Through December 31, 2016 and June 30, 2017 (unaudited), no distributions have been approved or paid.

Liquidation

In the event of any liquidation, dissolution or winding-up of the Company or Liquidating Event (as described below), the holders of Series C Shares then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to shareholders, and before any payment shall be made to holders of Series B Shares, Series A Shares or common shares, an amount equal to the Original Issue Price per share (as described below) of each Series C Share, plus any accrued but unpaid dividends thereon. If upon such event, the assets of the Company available for distribution are insufficient to permit payment in full to the holders of Series C Shares, the proceeds will be ratably distributed among the holders of Series C Shares in proportion to the respective amounts that they would have received if they were paid in full. After payments have been made in full to the holders of Series C Shares, the holders of Series B Shares then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to shareholders, and before any payment shall be made to holders of Series A Shares or common shares, an amount equal to the Original Issue Price per share (as described below) of each series of Series B Shares, plus any accrued but unpaid dividends thereon. If upon such event, the assets of the Company available for distribution are insufficient to permit payment in full to the holders of Series B Shares, the proceeds will be ratably distributed among the holders of Series B Shares in proportion to the respective amounts that they would have received if they were paid in full. After payments have been made in full to the holders of Series C Shares and Series B Shares, the holders of Series A Shares then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to shareholders, and before any payment shall be made to holders of common shares, an amount equal to the Original Issue Price per share (as described below) of each Series A Share, plus any accrued but unpaid dividends thereon. If upon such event, the assets of the Company available for distribution are insufficient to permit payment in full to the holders of Series A Shares, the proceeds will be ratably distributed among the holders of Series A Shares in proportion to the respective amounts that they would have received if they were paid in full. After payments have been made in full to the holders of Series C Shares, Series B Shares and Series A Shares then outstanding, the holders of common shares are entitled to receive all remaining assets available for distribution ratably; provided, however, that if the aggregate amounts to which the holders of each series of Preferred Shares are entitled to receive would be greater with respect to such series of Preferred Shares had the Preferred Shares converted into common shares, such holder shall be deemed to have so converted shares immediately prior to the effective time of such liquidity event. This determination shall be made separately for each series of Preferred Shares.

Unless the holders of a majority of the outstanding Preferred Shares, voting together as a single class, elect otherwise, a Liquidating Event shall include a merger or consolidation (other than one in which shareholders of the Company own a majority of the voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company.

Conversion

Each Preferred Share is convertible into Series 1 common shares at the option of the shareholder at any time after the date of issuance. In addition, each Preferred Share will be automatically converted into Series 1 common shares, at the applicable conversion ratio then in effect, upon the earlier of (i) a firm commitment public

DECIPHERA PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

offering with proceeds to the Company of at least $50.0 million, before deducting underwriting discounts and commissions, and at a price of at least $100.76 per share, subject to appropriate adjustment in the event of any share dividend, share split, combination or other similar recapitalization, or (ii) the date specified by vote or written consent of the holders of at least a majority of the then outstanding Series A Shares, voting as a separate class on an as-converted basis, at least 60% of the then outstanding Series B Shares, voting as a separate class on an as-converted basis and at least a majority (as defined) of the then outstanding Series C Shares, voting as a separate class on an as-converted basis.

The conversion ratio of each series of Preferred Shares is determined by dividing the Original Issue Price per Preferred Share by the Conversion Price of each series. The Original Issue Price is $50.29 per share for Series A Shares, $50.50 per share for Series B-1 Shares, $63.13 per share for Series B-2 Shares, and $75.76 per share for Series C Shares, all subject to appropriate adjustment in the event of any share dividend, share split, combination or other similar recapitalization. The Conversion Price is $50.29 per share for Series A Shares, $50.50 per share for Series B-1 Shares, $63.13 per share for Series B-2 shares, and $75.76 per share for Series C Shares, subject to appropriate adjustment in the event of any share dividend, share split, combination or other similar recapitalization and other adjustments as set forth in the Company’s operating agreement, as amended and restated, unless the holders of at least a majority of the then outstanding Series A Shares and B Shares, voting together as a single class on an as-converted basis, and the holders of a majority of the then outstanding Series C Shares, voting as a separate class on an as-converted basis, agree that no such adjustment shall be made.

As of December 31, 2015 and 2016 and June 30, 2017 (unaudited), all outstanding Preferred Shares were convertible into common shares on a one-for-one basis.

Corporate Conversion

The board of directors may at any time, with written notice to the holders of Preferred Shares, and upon consent of the holders of Preferred Shares if at least 514,036 Preferred Shares are then outstanding, subject to appropriate adjustment in the event of any share dividend, share split, combination or other similar recapitalization, cause the Company to convert into a Delaware corporation. The board of directors shall provide that upon such conversion, each share of each class and equity series shall be exchanged for, or otherwise converted into, securities of such corporation having voting rights and powers and economic interests substantially equivalent to the voting rights and powers and economic interests of the shares being exchanged or otherwise converted. Such shares of the corporation shall no longer be eligible for tax distributions. Upon conversion, preferred shares shall be entitled to receive noncumulative dividends of 8% when, as and if declared by the board of directors of the Company.

8.	Common Shares

As of December 31, 2016 and June 30, 2017 (unaudited), the Company’s operating agreement, as amended and restated, authorized the Company to issue 4,366,052 shares and 5,217,929 shares, respectively, of no par value common shares. Common shares shall be issued in one or more series as determined by the board of directors of the Company at the time of issuance.

Each common share entitles the holder to one vote on all matters submitted to a vote of the Company’s shareholders. The holders of common shares are entitled to receive any distributions, other than capital distributions in connection with liquidity events, when, as and if declared by the board of directors of the Company and together with holders of Preferred Shares in proportion to the number of common shares into which each Preferred Share is convertible at the time of such distribution. Through December 31, 2016 and June 30, 2017 (unaudited), no distributions have been approved or paid.

DECIPHERA PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

9.	Share-Based Compensation

2012 Unit Option Plan

In February 2015, the board of directors of the Company granted 12,405 unit options with an exercise price of $51.52 per unit (the “Unit Option Grants”) to various members of management of the Company under the Deciphera Pharmaceuticals, LLC Amended and Restated Unit Option Plan (the “Unit Option Plan”) adopted in May 2012. The Unit Option Grants vested over a 48-month term, beginning on the employee’s first date of employment with the Company.

In December 2015, in connection with the adoption of the 2015 Equity Incentive Plan described below, the Company and the holders of all the outstanding unit options under the Unit Option Plan agreed to cancel the then-outstanding 22,092 unit options. Replacement options for the purchase of 22,092 common shares at an exercise price of $10.67 per share were granted under the 2015 Equity Incentive Plan. The Company accounted for the cancellation of the unit options and issuance of the replacement options as an option modification, for which the compensation cost of the modification was measured by calculating the incremental fair value based on the difference between the fair value of the modified award and the fair value of the original award immediately before it was modified. The incremental fair value of the portion of the award that was fully vested was recognized immediately on the modification date. For the portion of the award that was unvested as of the modification date, the incremental fair value of the modification as well as the unrecognized compensation expense of the original award was recognized over the service period. The incremental fair value of the option modification was $0.1 million, substantially all of which was recognized in December 2015 at the time of the modification. Upon the adoption of the 2015 Equity Incentive Plan, the Company terminated the Unit Option Plan.

2015 Equity Incentive Plan

In December 2015, the board of directors of the Company adopted the 2015 Equity Incentive Plan (the “2015 Plan”). The 2015 Plan provides for the Company to sell or issue common shares or restricted common shares, or to grant options for the purchase of common shares, SARs and other awards, to employees, members of the board of directors, consultants and advisors of the Company. The 2015 Plan is administered by the board of directors or, at the discretion of the board of directors, by a committee of the board of directors. The exercise prices, vesting and other restrictions are determined at the discretion of the board of directors, or their committee if so delegated, except that the exercise price per share of options and the measurement price per share of SARs may not be less than 100% of the fair market value of a common share on the date of grant and the term of awards may not be greater than ten years. The Company values its common shares by taking into consideration its most recently available third-party valuations of common shares performed under the direction of the board of directors as well as additional factors which may have changed since the date of the most recent contemporaneous valuation through the date of grant.

SARs that have been granted under the 2015 Plan consist of awards granted to employees that entitle the holder to be paid the difference between the fair value per share of the Company’s common shares on the date of exercise and the measurement price per share of the award, which may be paid at the sole option of the Company in cash or common shares. Because the Company has the choice regarding the form of settlement and has historically not settled the awards in cash, the Company accounts for the SARs as equity-classified awards.

Vesting periods are determined at the discretion of the board of directors. Awards granted to employees and directors typically vest over four years. However, in 2015, the Company issued 135,224 options in part to replace the cancelled unit options issued under the terminated 2012 Unit Option Plan. These options were fully vested at the time of grant, and therefore, share-based compensation expense related to these options was fully recognized during the year ended December 31, 2015.

DECIPHERA PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

All options and SARs that have been granted by the Company contain exercisability criteria such that the awards only become exercisable upon the earliest to occur of (i) a change in control event, (ii) a Conversion Event (as defined under the Company’s 2015 Plan) or (iii), with respect to share options only, 30 days prior to award expiration, which are considered to be performance-based vesting conditions. The graded vesting method of expense recognition is applied to all awards with both service-based and performance-based vesting conditions.

The total number of common shares that may be issued under the 2015 Plan was 641,066 as of December 31, 2016 and 762,890 as of June 30, 2017 (unaudited), of which 72,133 and 35,718 shares remained available for future grant as of December 31, 2016 and June 30, 2017 (unaudited), respectively.

Prior to December 2015, the Company had only granted unit options under the Unit Option Plan. These unit options were not considered options for the purchase of common shares and have not been included in the tables below.

Common Share Option Valuation

The assumptions that the Company used to determine the fair value of options granted to employees and directors were as follows, presented on a weighted average basis:

	Year Ended December 31,		Six Months Ended June 30, 2017
	2015	2016
			(unaudited)
Risk-free interest rate	2.0%	1.3%	1.8%
Expected term (in years)	7.5	6.0	6.0%
Expected volatility	86.8%	75.2%	74.4%
Expected dividend yield	0%	0%	0%

There were no options granted during the six months ended June 30, 2016 (unaudited).

Common Share Appreciation Rights Valuation

The assumptions that the Company used to determine the fair value of SARs granted to employees were as follows, presented on a weighted average basis:

	Year Ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
			(unaudited)
Risk-free interest rate	1.8%	1.4%	1.5%	1.9%
Expected term (in years)	6.2	6.2	6.3	6.1
Expected volatility	84.9%	78.0%	81.5%	74.4%
Expected dividend yield	0%	0%	0%	0%

DECIPHERA PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

Common Share Option Activity

The following table summarizes the Company’s option activity since December 31, 2014:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding as of December 31, 2014	—	$—
Granted	367,377	10.67
Exercised	—	—
Forfeited	—	—

Outstanding as of December 31, 2015	367,377	$10.67
Granted	119,047	22.27
Exercised	—	—
Forfeited	—	—

Outstanding as of December 31, 2016	486,424	$13.51	9.2	$6,071
Granted	115,132	34.60
Exercised	—	—
Forfeited	—	—

Outstanding as of June 30, 2017 (unaudited)	601,556	$17.55	8.9	$10,259

Options vested and expected to vest as of December 31, 2016	486,424	$13.51	9.2	$6,071

Options vested and expected to vest as of June 30, 2017 (unaudited)	601,556	$17.55	8.9	$10,259

Options exercisable as of December 31, 2016 and June 30, 2017 (unaudited)	—	$—	—	$—

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the options and the fair value of the Company’s common shares for those options that had exercise prices lower than the fair value of the Company’s common shares.

The weighted average grant-date fair value per share of options granted during the years ended December 31, 2015 and 2016 was $8.24 and $14.66, respectively. The weighted average grant-date fair value per share of options granted during the six months ended June 30, 2017 (unaudited) was $22.79. There were no options granted during the six months ended June 30, 2016 (unaudited).

The total fair value of options vested during the years ended December 31, 2015 and 2016 was $1.9 million and $0.6 million, respectively. The total fair value of options vested during the six months ended June 30, 2016 and 2017 (unaudited) was $0.3 million and $0.5 million, respectively.

DECIPHERA PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

Common Share Appreciation Right Activity

The following table summarizes the Company’s SAR activity since December 31, 2014:

	Number of Shares	Weighted Average Measurement Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding as of December 31, 2014	—	$—
Granted	29,383	10.67
Exercised	—	—
Forfeited	—	—

Outstanding as of December 31, 2015	29,383	$10.67
Granted	53,126	17.16
Exercised	—	—
Forfeited	—	—

Outstanding as of December 31, 2016	82,509	$14.85	9.4	$919
Granted	61,880	33.49
Exercised	—	—
Forfeited	(18,773)	11.17

Outstanding as of June 30, 2017 (unaudited)	125,616	$24.58	9.0	$1,258

SARs vested and expected to vest as of December 31, 2016	82,509	$14.85	9.4	$919

SARs vested and expected to vest as of June 30, 2017 (unaudited)	125,616	$24.58	9.0	$1,258

SARs exercisable as of December 31, 2016 and June 30, 2017 (unaudited)	—	$—	—	$—

The aggregate intrinsic value of SARs is calculated as the difference between the measurement price of the SARs and the fair value of the Company’s common shares for those SARs that had a measurement price lower than the fair value of the Company’s common shares.

The weighted average grant-date fair value per SAR granted during the years ended December 31, 2015 and 2016 was $7.75 and $11.59, respectively. The weighted average grant-date fair value per SAR granted during the six months ended June 30, 2016 and 2017 (unaudited) was $7.53 and $22.20, respectively.

The total fair value of SARs vested during the years ended December 31, 2015 and 2016 was less than $0.1 million and $0.1 million, respectively. The total fair value of SARs vested during each of the six months ended June 30, 2016 and 2017 (unaudited) was $0.1 million.

DECIPHERA PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

Share-Based Compensation

Share-based compensation expense was classified in the statements of operations and comprehensive loss as follows (in thousands):

	Year Ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
			(unaudited)
Research and development expenses	$1,382	$541	$193	$338
General and administrative expenses	1,175	946	295	672

	$2,557	$1,487	$488	$1,010

As of December 31, 2016 and June 30, 2017 (unaudited), total unrecognized compensation cost related to the unvested share-based awards was $2.1 million and $4.9 million, respectively, which is expected to be recognized over a weighted average of 1.5 years and 1.6 years, respectively.

10.	Net Loss per Share and Unaudited Pro Forma Net Loss per Share

Net Loss per Share

The Company did not have any common shares outstanding during the years ended December 31, 2015 and 2016 or during the six months ended June 30, 2016 and 2017 (unaudited). Accordingly, net loss attributable to common shareholders and basic net loss per share attributable to common shareholders have not been presented in the Company’s statements of operations and comprehensive loss. In addition, because the Company had a net loss in each of the periods presented, diluted net loss per share attributable to common shareholders has not been presented as the effect of including common share equivalents in the calculations would have had an anti-dilutive impact.

Net loss attributable to Series A convertible preferred shareholders and basic and diluted net loss per share attributable to Series A convertible preferred shareholders have been presented in the Company’s statements of operations and comprehensive loss for the years ended December 31, 2015 and 2016 and the six months ended June 30, 2016 and 2017 because Series A convertible preferred shares represent the most subordinated share class outstanding during those periods.

Basic and diluted net loss per share attributable to Series A convertible preferred shareholders was calculated as follows (in thousands, except share and per share amounts):

	Year Ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
			(unaudited)
Numerator:
Net loss attributable to Series A convertible preferred shareholders	$(19,816)	$(25,940)	$(11,284)	$(18,334)

Denominator:
Weighted average Series A convertible preferred shares outstanding—basic and diluted	751,451	2,057,750	2,057,750	2,057,750

Net loss per share attributable to Series A convertible preferred shareholders—basic and diluted	$(26.37)	$(12.61)	$(5.48)	$(8.91)

DECIPHERA PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

For purposes of calculating weighted average Series A convertible preferred shares outstanding during the year ended December 31, 2015, 202,500 member units outstanding as of December 31, 2014 that were converted into 202,500 Series A convertible preferred shares in September 2015 were considered outstanding Series A convertible preferred shares for the entire year ended December 31, 2015.

Series A Preferred Share Equivalents

The Company had no securities outstanding as of December 31, 2015 and 2016 and June 30, 2016 and 2017 (unaudited) that represented potential Series A convertible preferred shares.

Common Share Equivalents

The following potential dilutive securities, presented based on amounts outstanding at each period end, have been excluded from the calculation of diluted net loss per share because including them would have had an anti-dilutive impact:

	December 31,		June 30,
	2015	2016	2016	2017
			(unaudited)
Series B Shares (as converted to common shares)	698,595	1,574,961	698,595	1,574,961
Series C Shares (as converted to common shares)	—	—	—	690,333
Options to purchase common shares	367,377	486,424	367,377	601,556
Share appreciation rights	29,383	82,509	52,783	125,616

	1,095,355	2,143,894	1,118,755	2,992,466

Unaudited Pro Forma Net Loss per Share

The unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2016 and the six months ended June 30, 2017 have been prepared to give effect to the exchange of all outstanding convertible preferred shares of Deciphera Pharmaceuticals, LLC into shares of common stock of Deciphera Pharmaceuticals, Inc. upon the Conversion as if the Conversion had occurred on the later of January 1, 2016 or the issuance date of the convertible preferred shares.

Upon conversion to a corporation, the Company will become subject to U.S. federal and state income taxes. Based on the Company’s history of generating operating losses and its anticipation of operating losses continuing in the foreseeable future, the Company has determined that it is more likely than not that the tax benefits from its operating losses would not be realized and has determined that a full valuation allowance against its net deferred tax assets would be recorded on a pro forma basis. Therefore, for the purposes of the pro forma tax provision, the Company has not recorded an income tax benefit for the net losses incurred by the Company during the year ended December 31, 2016 and the six months ended June 30, 2017.

DECIPHERA PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

Unaudited pro forma basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share amounts):

	Year Ended December 31, 2016	Six Months Ended June 30, 2017
	(unaudited)
Numerator:
Loss before benefit from income taxes	$(25,940)	$(18,334)
Pro forma benefit from income taxes	—	—

Pro forma net loss attributable to common stockholders	$(25,940)	$(18,334)

Denominator:
Weighted average common shares outstanding—basic and diluted	—	—
Pro forma adjustment to reflect the assumed exchange of convertible preferred shares upon the Conversion	3,171,718	3,698,907

Pro forma weighted average common shares outstanding—basic and diluted	3,171,718	3,698,907

Pro forma net loss per share attributable to common stockholders—basic and diluted	$(8.18)	$(4.96)

11.	Commitments and Contingencies

Leases

In April 2016, the Company entered into a three-year sublease agreement for office space in Waltham, Massachusetts that began in September 2016 and expires in September 2019. Prior to this lease, the Company had a lease agreement for office space in Waltham, Massachusetts that expired in September 2016.

In December 2015, the Company entered into two five-year lease agreements for office and laboratory space in Lawrence, Kansas that began on January 1, 2016 and expire on December 31, 2020. The leases superseded prior leases for a substantial portion of the same premises.

Payment escalations specified in the lease agreements are accrued, and rent expense is recognized on a straight-line basis over the terms of occupancy.

The Company recorded rent expense of $0.2 million and $0.4 million during the years ended December 31, 2015 and 2016, respectively, and $0.2 million and $0.3 million during the six months ended June 30, 2016 and 2017 (unaudited), respectively.

The following table summarizes the future minimum lease payments due under the operating leases as of December 31, 2016 (in thousands):

Year Ending December 31,
2017	$544
2018	576
2019	479
2020	274

$1,873

DECIPHERA PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

KBA Grants

In 2010 and 2011, the Company was awarded two research and development grants from the KBA in the amounts of $0.4 million and $1.6 million, respectively, for research and development funding. The Company recognized funding received under these grants in periods prior to December 31, 2013. As of December 31, 2013, no further amounts will be received under these grants.

Pursuant to Kansas law, the Company may be required to repay some or all of the financial assistance received from the KBA, subject to the discretion of the KBA, if the Company relocates the operations in which the KBA invested outside of the State of Kansas, if the Company initiates procedures to dissolve and wind up or cease operations within ten years after receiving such financial assistance, or upon certain significant changes to ownership of the Company. The Company will only account for the repayment of the grants if it becomes probable that the Company will be required to repay any funds previously received.

Legal Proceedings

The Company is not currently a party to any material legal proceedings. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses the costs related to its legal proceedings as they are incurred.

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and senior management that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not aware of any claims under indemnification arrangements, and it has not accrued any liabilities related to such obligations in its financial statements as of December 31, 2015 or 2016 or June 30, 2017 (unaudited).

12.	401(k) Savings Plan

In January 2015, the Company implemented a defined contribution plan under Section 401(k) of the Internal Revenue Code that is managed by CRL, a related party (the “2015 401(k) Plan”). Under the 2015 401(k) Plan, the Company provides matching contributions up to 50% of actual dollars contributed, not to exceed a maximum of 4% of gross wages, subject to certain time-based vesting requirements. Total employer matching contributions related to the 2015 401(k) Plan were less than $0.1 million for each of the years ended December 31, 2015 and 2016 and the six months ended June 30, 2016 (unaudited) and $0.1 million for the six months ended June 30, 2017 (unaudited). Effective January 1, 2017, the matching contribution limit was increased to up to 50% of actual dollars contributed, not to exceed a maximum of 6% of gross wages.

13.	Related Parties

Brightstar and Biochenomix

In May 2015, the Company entered into a convertible loan agreement and amended existing convertible loan agreements with Brightstar, a holder of more than 5% of the Preferred Shares, and Biochenomix, one of the

DECIPHERA PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

Company’s shareholders that, together with its affiliates, holds more than 5% of the Preferred Shares (collectively referred to as the “Lenders”), in which the Lenders (i) agreed to loan to the Company up to $15.0 million and (ii) amended, consolidated and restated prior notes. The loans accrued interest at the prime rate and were collateralized by all of the assets of the Company. In September 2015, the Lenders converted all of the outstanding loans, consisting of (i) the conversion of $95.6 million of outstanding principal and accrued interest under the 2004 Loan and the Pre-2015 Convertible Loans (see Note 6) into 1,855,250 Series A Shares and (ii) the conversion of $3.7 million of outstanding principal and interest under the 2015 Loan (see Note 6) into 73,811 Series B-1 Shares. As of December 31, 2015 and 2016 and June 30, 2017 (unaudited), no convertible loans with the Lenders remained outstanding. For the year ended December 31, 2015, the Company recorded $2.1 million in interest expense related to these convertible loans. All amounts owed were settled in full via the issuance of Preferred Shares, and no cash payments were made to either Brightstar or Biochenomix (see Note 6 and Note 7).

Clinical Reference Laboratory, Inc.

One of the members of the Company’s board of directors is the Chief Executive Officer of CRL. CRL is the owner of approximately 31% of Brightstar.

The Company is a party to a loan agreement and a security agreement, each dated as of June 11, 2010, with CRL. The Company borrowed an aggregate of $2.8 million under the loan agreement to finance improvements to the Company’s biology and chemistry laboratories in Lawrence, Kansas. In December 2016, the loan was assigned to CHC, Inc., a related party, which owns 100% of CRL. Borrowings under the loan bear interest at a fixed rate equal to 6.0% per annum and the Company is required to make monthly payments of principal and interest, based on a 15-year straight-line amortization schedule. For each of the years ended December 31, 2015 and 2016, the Company recorded $0.1 million of interest expense related to this loan. For each of the years ended December 31, 2015 and 2016, the Company made $0.3 million in principal and interest payments under the loan. For the six months ended June 30, 2016 and 2017 (unaudited), the Company recorded $0.1 million and less than $0.1 million, respectively, of interest expense related to this loan. For the six months ended June 30, 2016 and 2017 (unaudited), the Company made $0.2 million and $0.1 million, respectively, of principal and interest payments under the loan. As of December 31, 2015 and 2016, principal amounts owed under the loan agreement totaled $1.9 million and $1.7 million, respectively (see Note 6). As of June 30, 2017 (unaudited), principal amounts owed under the loan agreement totaled $1.6 million (see Note 6).

The Company is party to a master services agreement, effective as of May 20, 2013, with CRL under which the Company purchased and expects to continue to purchase laboratory services. Under the agreement, the Company has agreed to use CRL on an exclusive basis for laboratory testing needs. For the years ended December 31, 2015 and 2016, the Company recorded $0.1 million and $0.2 million, respectively, of research and development expense incurred under this agreement, of which less than $0.1 million and $0.1 million, respectively, were paid to CRL during those same periods. As of December 31, 2015 and 2016, total amounts owed to CRL for laboratory services were less than $0.1 million, which amounts were included in accounts payable and accrued expenses. For the six months ended June 30, 2016 and 2017 (unaudited), the Company recorded less than $0.1 million and $0.2 million, respectively, of research and development expense incurred under this agreement, of which less than $0.1 million was paid to CRL during each of those same periods. As of June 30, 2017 (unaudited), total amounts owed to CRL for laboratory services totaled less than $0.1 million, which amount was included in accounts payable and accrued expenses. The Company is not committed to purchase any minimum amounts under the agreement.

In 2015, the Company entered into an agreement with CRL under which the Company became a participating employer in CRL’s 401(k) plan. For each of the years ended December 31, 2015 and 2016, the total amount of contributions made by employees of the Company under the plan was $0.2 million. For the six months

DECIPHERA PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

ended June 30, 2016 and 2017 (unaudited), the total amount of contributions made by employees of the Company under the plan was $0.2 million and $0.4 million, respectively.

14.	Subsequent Events

For its financial statements as of December 31, 2016 and for the year then ended, the Company evaluated subsequent events through June 23, 2017, the date on which those financial statements were issued.

Sale of Series C Convertible Preferred Shares

In May 2017, the Company entered into a Series C preferred shares purchase agreement, pursuant to which the Company sold 690,333 Series C Shares at a price of $75.76 per share for total gross proceeds of $52.3 million. In connection with the Series C preferred shares purchase agreement, the Company’s operating agreement was amended and restated to authorize the Company to issue 822,326 Series C Shares and to increase the number of common shares authorized from 4,366,052 to 5,217,929 shares. As part of this amendment, the number of common shares reserved for issuance under the 2015 Equity Incentive Plan was increased from 641,066 to 762,890 shares.

15.	Subsequent Events (Unaudited)

For its interim financial statements as of June 30, 2017 and for the six months then ended, the Company evaluated subsequent events through August 15, 2017, the date on which those financial statements were issued.

Lease Agreement

In August 2017, the Company entered into a lease for additional office space in Lawrence, Kansas, effective September 1, 2017, that will expire in December 2020, with annual payments due of less than $0.1 million.

            Shares

Common Stock

PRELIMINARY PROSPECTUS

J.P. Morgan	Piper Jaffray

JMP Securities

Nomura

                    , 2017

Through and including                     , 2017 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered (excluding the underwriting discounts and commissions). Except for the Securities and Exchange Commission registration fee and the FINRA filing fee, all amounts are estimates.

Amount Paid or to be Paid
SEC registration fee	$	*
FINRA filing fee		*
NASDAQ listing fee		*
Legal fees and expenses		*
Accountants’ fees and expenses		*
Printing expenses		*
Transfer and registrar fee		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

Our amended and restated certificate of incorporation, in effect upon completion of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, pursuant to our amended and restated bylaws, that will be in effect upon the completion of this offering, we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are included in our amended and restated certificate of incorporation, amended restated bylaws, and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding securities we have issued within the past three years that were not registered under the Securities Act:

(1) Issuances of Capital Stock

On September 14, 2015, we issued and sold to two accredited investors an aggregate of 1,855,250 series A preferred shares, in exchange for the cancellation of an aggregate of $95.6 million of outstanding indebtedness under convertible promissory notes we had previously issued.

On September 14, 2015, we issued and sold to two accredited investors an aggregate of 73,811 series B-1 preferred shares, in exchange for cancellation of an aggregate of $3.7 million of outstanding indebtedness under convertible promissory notes we had previously issued.

On September 14, 2015, we issued and sold to four accredited investors an aggregate of 426,764 series B-1 preferred shares at a price per share of $50.50 for aggregate cash consideration of $21.6 million.

On December 30, 2015, we issued and sold to an accredited investor an aggregate of 198,020 series B-1 preferred shares at a price per share of $50.50 for aggregate cash consideration of $10.0 million.

On July 11, 2016, we issued and sold to five accredited investors an aggregate of 876,366 series B-2 preferred shares at a price per share of $63.13 for aggregate cash consideration of $55.3 million.

On May 26, 2017, we issued and sold to seven accredited investors an aggregate of 690,333 series C preferred shares at a price per share of $75.76 for aggregate cash consideration of $52.3 million.

(2) Stock Option Grants

Since January 1, 2014, we have granted to our employees, directors, consultants and other service providers an aggregate of 12,405 options to purchase units of our membership interests under the 2012 Unit Option Plan, which is no longer in effect and all such grants have since been cancelled.

Since December 18, 2015, when the Deciphera Pharmaceuticals, LLC 2015 Equity Incentive Plan was adopted, we have granted to our employees, directors, consultants and other service providers an aggregate of 601,556 options to purchase our common shares under the Deciphera Pharmaceuticals, LLC 2015 Equity Incentive Plan.

(3) Stock Appreciation Rights Grants

Since December 18, 2015, when the Deciphera Pharmaceuticals, LLC 2015 Equity Incentive Plan was adopted, we have granted to our employees, directors, consultants and other service providers an aggregate of 144,389 share appreciation rights under the 2015 Equity Incentive Plan.

No underwriters were involved in the foregoing issuances of securities. The offers, sales and issuances of the securities described above were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 or Section 4(a)(2) of the Securities Act. The offers, sales and issuances of the securities that were deemed to be exempt in reliance on Rule 701 were transactions under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The offers, sales and issuances of the securities that were deemed to be exempt in reliance upon Section 4(a)(2) were each transactions not involving any public offering, and all recipients of these securities were accredited investors within the meaning of Rule 501 of Regulation D of the Securities Act who were acquiring the applicable securities for investment and not distribution and had represented that they could bear the risks of the investment. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

See the Exhibit Index on the page immediately following the signature page for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules

All schedules have been omitted because they are not required or because the required information is given in the financial statements or notes to those statements.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Waltham, Commonwealth of Massachusetts on                 , 2017.

DECIPHERA PHARMACEUTICALS, LLC

By:	Michael D. Taylor, Ph.D. President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael D. Taylor and Thomas P. Kelly his true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Michael D. Taylor, Ph.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2017

Thomas P. Kelly	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2017

Patricia L. Allen	Director	, 2017

Edward J. Benz, Jr., M.D.	Director	, 2017

John R. Martin	Director	, 2017

Liam Ratcliffe, M.D., Ph.D.	Director	, 2017

Name	Title	Date

Michael Ross, Ph.D.	Director	, 2017

Dennis L. Walsh	Director	, 2017

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1*	Certificate of Incorporation of Deciphera Pharmaceuticals, Inc., as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of Deciphera Pharmaceuticals, Inc., to be in effect upon completion of this offering.

3.3*	Bylaws of Deciphera Pharmaceuticals, Inc., as currently in effect.

3.4*	Form of Amended and Restated Bylaws of Deciphera Pharmaceuticals, Inc., to be in effect upon completion of this offering.

4.1*	Specimen Common Stock Certificate.

4.2*	Third Amended and Restated Investors’ Rights Agreement among Deciphera Pharmaceuticals, LLC and certain of its shareholders, dated May 26, 2017.

4.3*	Registration Rights Agreement among Deciphera Pharmaceuticals, Inc. and certain of its stockholders, to be in effect upon completion of this offering.

5.1*	Opinion of Goodwin Procter LLP.

10.1*#	2015 Equity Incentive Plan, as amended, and form of award agreements thereunder.

10.2*#	2017 Stock Option and Incentive Plan and form of award agreements thereunder.

10.3*#	2017 Employee Stock Purchase Plan.

10.4*#	Form of Indemnification Agreement between Deciphera Pharmaceuticals, Inc. and each of its directors and executive officers.

10.5*#	Employment Agreement, dated March 1, 2014, between Deciphera Pharmaceuticals, LLC and Michael D. Taylor, Ph.D.

10.6*#	Employment Agreement, dated August 9, 2016, between Deciphera Pharmaceuticals, LLC and Christopher J. Morl.

10.7*#	Employment Agreement, dated June 16, 2014, between Deciphera Pharmaceuticals, LLC and Oliver Rosen, M.D.

10.8*#	Employment Agreement, dated February 23, 2015, between Deciphera Pharmaceuticals, LLC and Thomas P. Kelly.

10.9*#	Employment Agreement, dated November 6, 2003, between Deciphera Pharmaceuticals, LLC and Daniel L. Flynn.

21*	List of Subsidiaries of Deciphera Pharmaceuticals, Inc.

23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24*	Power of Attorney (included on signature page).

*	To be filed by amendment.
#	Indicates management contract or compensation plan.